SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 2)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

Sogou Inc.
(Name of the Issuer)

Sogou Inc.
Tencent Holdings Limited
THL A21 Limited
TitanSupernova Limited
Tencent Mobility Limited
Sohu.com Limited
Sohu.com (Search) Limited
(Name of Person(s) Filing Statement)
Class A Ordinary Shares, par value $0.001 per share*
American Depositary Shares, each representing one Class A Ordinary Share
(Title of Classes of Securities)
83409V104**
(CUSIP Number of Classes of Securities)
Sogou Inc. Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084, China Attention: Fion Zhou Tel: +86-10-5689-9999	Tencent Holdings Limited THL A21 Limited TitanSupernova Limited Tencent Mobility Limited 29/F, Three Pacific Place No. 1 Queen’s Road East Wanchai, Hong Kong Tel: +852 3148 5100
Sohu.com Limited
Sohu.com (Search) Limited
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190, China
Attention: Joanna Lu (Yanfeng Lv)
Tel: +86-10-6272-6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:
Timothy B. Bancroft Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110, USA Tel: +1 (617) 574-3511	Miranda So Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong Tel: +852-2533-3373

This statement is filed in connection with (check the appropriate box):
a. ☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐
The filing of a registration statement under the Securities Act of 1933.

c. ☐
A tender offer.

d. ☒
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
Transaction Valuation***	Amount of Filing Fee****
$2,131,468,516.28	$232,543.22

*
Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares (“ADSs”), each representing one class A ordinary share, par value $0.001 per share, of the issuer (a “Class A Ordinary Share” and collectively, the “Class A Ordinary Shares”).

**
CUSIP number of the ADSs.

***
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $9.00 for 3,717,250 outstanding Class A Ordinary Shares and 127,200,000 outstanding Class B ordinary shares, par value $0.001 per share, of the issuer that are proposed to be purchased by TitanSupernova Limited from Sohu.com (Search) Limited, plus (b) the aggregate cash payment for the proposed per-share cash payment of $9.00 for 104,600,015 outstanding Class A Ordinary Shares subject to the proposed merger of TitanSupernova Limited with and into the issuer, plus (c) the product of 1,312,716 Class A Ordinary Shares underlying the outstanding options that have vested or are expected to vest prior to the closing of the merger, multiplied by $8.999 per option share (which is the difference between the $9.00 per Class A Ordinary Share merger consideration and the exercise price of the options of $0.001 per Class A Ordinary Share) ((a), (b) and (c) together, the “Transaction Valuation”).

****
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $231,612.94
Form or Registration No.: Schedule 13E-3 (File No. 005-90221)
Filing Party:
Sogou Inc.; Tencent Holdings Limited; THL A21 Limited; TitanSupernova Limited; Tencent Mobility Limited; Sohu.com Limited; and Sohu.com (Search) Limited

Date Filed: October 28, 2020 ($231,300.95) and December 1, 2020 ($311.99)
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION
This Amendment No. 2 to the transaction statement pursuant to Rule 13e-3 amends in its entirety the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 28, 2020 and amended on December 1, 2020 (together with the exhibits thereto and as amended, this “Transaction Statement”) and is being filed jointly by the following Persons (each separately, a “Filing Person,” and collectively, the “Filing Persons”):
•
Sogou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

•
Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Tencent”);

•
THL A21 Limited, a business company with limited liability organized under the laws of the British Virgin Islands (“THL”);

•
TitanSupernova Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”);

•
Tencent Mobility Limited, a company limited by shares incorporated under the laws of Hong Kong (“TML”);

•
Sohu.com Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Sohu.com”); and

•
Sohu.com (Search) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Sohu Search”).

Tencent, THL, Parent and TML are sometimes referred to in this Transaction Statement collectively as the “Tencent Group.”
The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 68 of this Transaction Statement.
SUMMARY
This summary, together with the “Questions and Answers about the Merger” below, highlights selected information contained in the remainder of this Transaction Statement. This summary does not contain all of the information that may be important to an Unaffiliated Security Holder (as defined below) of the Company. Unaffiliated Security Holders should read this entire Transaction Statement and the other documents to which this Transaction Statement refers for a more complete understanding of the Merger (as defined below) and the related transactions and how they affect Unaffiliated Security Holders.
The terms “we,” “us,” “our,” and the “Company” as used in this Transaction Statement refer to Sogou Inc. and/or its direct and indirect subsidiaries and variable interest entities (“VIEs”), as the context may require, and references to the Company’s “Subsidiaries” refer to Sogou Inc.’s direct and indirect subsidiaries and VIEs. The term “Sogou Board” refers to the board of directors of the Company. The term “Special Committee” refers to a special committee of independent, disinterested directors of the Company that was formed by the Sogou Board. The term “Unaffiliated Security Holders” is used in this Transaction Statement as such term is defined in Rule 13e-3(a)(4) under the Exchange Act, and refers to holders of Class A Ordinary Shares and ADSs (both as defined below) other than Tencent, THL, Parent, TML, Sohu.com, Sohu Search, and directors and executive officers of the Company and of members of the Tencent Group. The term “Person” refers to a natural person, a partnership, a corporation, a limited liability company, a business trust, a joint share company, a trust, an unincorporated association, a joint venture, a governmental entity or another entity or organization. References to “dollars” and “$” in this Transaction Statement are to U.S. dollars and references to “RMB” in this Transaction Statement are to Renminbi, the lawful currency of the People’s Republic of China (the “PRC” or “China”).

The Parties Involved in the Merger
The Company
The Company is an innovator in search and a leader in China’s Internet industry. The Company operates Sogou Search, which is the second largest search engine in China by mobile queries, according to iResearch. The Company is the fourth largest Internet company in China based on monthly active users (MAU) in December 2020, according to iResearch. Through a robust ecosystem that the Company has built and shared with Tencent and other strategic partners, the Company delivers differentiated content to its users, including search access to the vast content from Tencent’s Weixin/WeChat Official Accounts. The Company also operates Sogou Input Method, which is the largest Chinese language input software by MAU for both mobile and PC. Sogou Input Method is also the largest voice application in China and the first cloud-based Chinese language input software, interfacing with virtually all applications that involve Chinese-language input.
The Company’s principal executive offices are located at Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China. The Company’s telephone number at that address is +86-10-5689-9999.
The Company is the issuer of ordinary shares designated as Class A ordinary shares, par value $0.001 per share (each, a “Class A Ordinary Share” and collectively, the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depositary shares, each representing one Class A Ordinary Share (the “ADSs”). The ADSs are traded on the New York Stock Exchange (“NYSE”) under the symbol “SOGO.” As of the date of this Transaction Statement, there were a total of 109,757,265 Class A Ordinary Shares issued and outstanding (including 1,440,000 Restricted Shares (as defined below) but excluding 5,790,800 Class A Ordinary Shares held for the account of the Company that are not treated as issued and outstanding for financial statement purposes or for the calculation of percentage ownership and voting power in the Company). The Company is also the issuer of ordinary shares designated as Class B ordinary shares, par value $0.001 per share (each, a “Class B Ordinary Share” and collectively, the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Shares” and each a “Share”). The Class B Ordinary Shares are not listed for trading on the NYSE or any other stock exchange. As of the date of this Transaction Statement, there were a total of 278,757,875 issued and outstanding Class B Ordinary Shares. In matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares vote together as a single class, with each Class A Ordinary Share entitled to one vote and each Class B Ordinary Share entitled to ten votes.
For a more complete description of the Company’s business, history, and organizational structure, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 18, 2021 (the “Sogou 2020 Form 20-F”), which is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 67 for instructions on obtaining a copy of the Sogou 2020 Form 20-F.
Tencent
Tencent is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The business address of Tencent is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong and the business telephone number of Tencent is +852 3148 5100. Tencent is an Internet company headquartered in China providing value-added Internet services, including communications and social, entertainment, content, online advertising, FinTech and cloud services. It has been listed on the Main Board of the Hong Kong Stock Exchange since June 16, 2004 (stock code: 700).
THL
THL is a business company with limited liability incorporated under the laws of the British Virgin Islands and wholly-owned by Tencent. THL is principally engaged in the business of holding securities in the portfolio companies in which Tencent invests. The business address of THL is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, and the business telephone number of THL is +852 3148 5100. THL directly holds 151,557,875 Class B Ordinary Shares as of the date of this Transaction Statement.
Parent
Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned by THL. Parent is a holding company formed solely for the purpose of completing the transactions contemplated under the Merger Agreement. The business address of Parent is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, and the business telephone number of Parent is +852 3148 5100.
TML
TML is a company limited by shares incorporated in Hong Kong and wholly-owned by Tencent. TML is principally engaged in the activities of development and operation of entertainment applications, provision of promotion activities for WeChat, and investment holding. The business address of TML is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, and the business telephone number of TML is +852 3148 5100.
Sohu.com
Sohu.com is a leading Chinese online media, search and game service group providing comprehensive online products and services on PCs and mobile devices in China. Sohu.com’s businesses are conducted by the “Sohu Group,” which consists of Sohu.com (which, unless the context requires otherwise, excludes the businesses of the Company and its various Subsidiaries). American depositary shares representing Sohu.com’s ordinary shares are traded on NASDAQ under the symbol “SOHU.” As of the date of this Transaction Statement, Sohu.com is the beneficial owner of 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares that are held of record by its wholly-owned subsidiary Sohu Search. Sohu.com, through its indirect ownership of Class A Ordinary Shares and Class B Ordinary Shares and a voting agreement, dated as of August 11, 2017, among Sohu Search, THL, and the Company (the “Sohu-Tencent Voting Agreement”), has the power to appoint a majority of the Sogou Board. See “Related Party Transactions” beginning on page 56 for additional information. For periods prior to June 1, 2018, references to “Sohu.com” in this Transaction Statement refer to Sohu.com’s predecessor Sohu.com Inc., which was a Delaware corporation that was the ultimate publicly-traded parent company of the Sohu Group until its dissolution on May 31, 2018 in connection with a reorganization of the Sohu Group.
Sohu.com’s principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Sohu.com’s telephone number at that address is +86-10-6272-6666. Sohu.com’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Sohu Search
Sohu Search is a wholly-owned subsidiary of Sohu.com. As of the date of this Transaction Statement, Sohu Search is the record holder of 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares. Sohu Search’s principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China. Sohu Search’s telephone number at this address is +86 10-6272-6666. Sohu Search’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Key Transaction Agreements
On September 29, 2020, the Company, THL, Parent, and TML entered into an agreement and plan of merger, which was amended on December 1, 2020 and further amended on July 19, 2021, in each case to extend the termination date thereunder (such agreement as so amended, the “Merger Agreement”), which includes a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”). Following satisfaction of the conditions to the closing of the Merger (as defined below), Parent will merge with and into the Company (the “Merger”) in accordance with the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.
On or about the same time as the Merger Agreement was signed, Sohu.com, Sohu Search, and Parent entered into a share purchase agreement, which was amended on December 1, 2020 and further amended on July 19, 2021, in each case to extend the termination date thereunder (such agreement as so amended, the “Sohu Share Purchase Agreement”). Pursuant to the Sohu Share Purchase Agreement, Sohu Search agreed to sell all of the Class A Ordinary Shares and Class B Ordinary Shares owned by it to Parent (the “Sohu Share Purchase”). Also on or about the same time, THL and Parent entered into a contribution agreement (the “Contribution Agreement”), pursuant to which THL agreed to contribute all of the Class B Ordinary Shares owned by it to Parent (the “Share Contribution”). The Share Contribution and the Sohu Share Purchase are expected to be completed shortly prior to the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands under the Merger Agreement.
If the Sohu Share Purchase is completed, Sohu.com will no longer have any beneficial ownership interest in the Company. Upon the completion of the Share Contribution and the Sohu Share Purchase, Parent will hold at least 90% of the voting power represented by all issued and outstanding Shares immediately prior to the closing of the Merger. Accordingly, the Merger will be in the form of a short-form merger of Parent with and into the Company in accordance with section 233(7) of the Cayman Islands Companies Act.
The Merger Agreement and the Plan of Merger
The following summary describes the material terms of the Merger Agreement, including the Plan of Merger, but does not purport to describe all of the terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Exhibit (d)(1), Exhibit (d)(4), and Exhibit (d)(6) to this Transaction Statement. Unaffiliated Security Holders should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this Transaction Statement, are the legal documents that govern the Merger.
The Merger
At the Effective Time (as defined below), Parent will merge with and into the Company in accordance with Part XVI of the Cayman Islands Companies Act through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. We expect the Merger to occur soon after 20 days following the date of the mailing of this Transaction Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws, after all the closing conditions to the Merger have been satisfied or waived in accordance with the Merger Agreement (the date and time of the effectiveness of the Merger, the “Effective Time”). Following the Effective Time, the ADSs will no longer be listed on the NYSE, and the Company will cease to be a publicly-traded company and will be a privately-held, indirect wholly-owned subsidiary of Tencent.
Merger Consideration
Under the terms of the Merger Agreement and the Plan of Merger, at the Effective Time (a) each issued and outstanding Class A Ordinary Share immediately prior to the Effective Time, other than Excluded Shares (as defined below), will be cancelled in exchange for the right for the holders thereof to receive $9.00 in cash per Class A Ordinary Share without interest and net of any applicable withholding taxes for the Class A Ordinary Shares (the “Per Share Merger Consideration”), (b) each ADS, each representing one Class A Ordinary Share, issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), will be cancelled in exchange for the right to receive $9.00 in cash per ADS (the “Per ADS Merger Consideration”), less $0.05 per ADS cancellation fees and other fees as applicable pursuant to the terms of the deposit agreement, dated November 8, 2017, by and among the Company, The Bank of New York Mellon, as depositary for ADSs (the “Depositary”), and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), without interest and net of any applicable withholding taxes for the ADSs, (c) each Class A Ordinary Share and each Class B Ordinary Share held by Parent that are issued and outstanding will be converted into one Class A ordinary share or one Class B ordinary share, respectively, of the Surviving Company, all of which shall be registered in the name of THL, being the sole shareholder of Parent immediately prior to the Effective Time, and (d) each other Excluded Share issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist, without payment of any consideration or distribution therefor.
The “Excluded Shares” include: (a) Shares held by Sohu Search; (b) Shares held by THL, Parent, the Company or any of their subsidiaries; (c) Shares underlying outstanding restricted share awards (the “Restricted Shares”) granted under the Company’s 2010 Share Incentive Plan or 2017 Share Incentive Plan (collectively, the “Company Equity Plans”); and (d) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Equity Plans.
At the Effective Time, each share of Parent issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, without payment of any consideration or distribution therefor.
Treatment of Vested Company Options
Each option to purchase Class A Ordinary Shares (each a “Company Option”) granted under the Company Equity Plans that is vested and outstanding immediately prior to the Effective Time (the “Vested Company Option”) will be cancelled as of the Effective Time in exchange for the holder’s right to receive an amount of cash (the “Option Consideration”) equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Class A Ordinary Share subject to such Vested Company Option, multiplied by (b) the number of Class A Ordinary Shares underlying such Vested Company Option.
Treatment of Unvested Company Options and Restricted Shares
Each Company Option granted under a Company Equity Plan that is outstanding but is unvested immediately prior to the Effective Time (an “Unvested Company Option”) will be cancelled as of the Effective Time in exchange for the holder’s right to receive a restricted cash award (a “Restricted Cash Award”), to be issued by the Surviving Company, in an amount of cash equal to the product of (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Class A Ordinary Share subject to such Unvested Company Option, multiplied by (b) the number of Class A Ordinary Shares underlying such Unvested Company Option. Each Restricted Share (together with the Unvested Company Options, collectively, the “Unvested Equity Awards”) that is outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time in exchange for the holder’s right to receive a Restricted Cash Award in an amount of cash equal to the Per Share Merger Consideration. Any Restricted Cash Award issued by the Surviving Company in respect of any Unvested Equity Award will be subject to the same vesting conditions and schedules applicable to such Unvested Equity Award without giving effect to the Merger, and on the date, and to the extent, that any Unvested Equity Award would have become vested without giving effect to the Merger, such corresponding portion of the Restricted Cash Award will be delivered to the holder of such Restricted Cash Award as soon as practicable thereafter.
Representations and Warranties
The Merger Agreement contains representations and warranties made by the Company to THL and Parent and representations and warranties made by THL and Parent to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties are made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, and may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. The representations and warranties made by the Company are also qualified by its public disclosure and filings with the SEC after November 8, 2017 and prior to the date of the Merger Agreement and a disclosure schedule delivered by the Company to THL and Parent contemporaneously with the execution of the Merger Agreement.

The representations and warranties made by the Company to THL and Parent include representations and warranties relating to, among other things:
•
due organization, valid existence, good standing and qualification or license to carry on the Company’s business;

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compliance with the Company’s memorandum and articles of association;

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the capitalization of the Company, including with respect to the number and type of Shares;

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except for Company Options outstanding under the Company Equity Plans, the absence of (i) any options, warrants, or other rights or commitments of any kind relating to the issued or unissued capital shares of the Company obligating the Company or any of its Subsidiaries to issue or sell any equity interest in the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant any such option, warrant, or other such similar rights or commitments or (ii) any outstanding obligation of the Company or its Subsidiaries to repurchase any equity securities of the Company or any of its Subsidiaries;

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the Company’s corporate power and authority to execute, deliver, and perform its obligations under the Merger Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Merger Agreement against the Company;

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the receipt of a fairness opinion from Duff & Phelps, LLC (“Duff & Phelps”), as financial advisor to the Special Committee;

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the Sogou Board’s authorization and approval (acting upon the recommendation of the Special Committee) of the Merger Agreement, the Merger, and the related transactions;

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the absence of any conflict with or breach of the governing documents of the Company or any of its Subsidiaries, any agreement to which the Company or any of its Subsidiaries is a party, or any governmental order or applicable law arising from the execution, delivery, and performance of the Merger Agreement by the Company or the completion of the Merger or any of the related transactions;

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the validity of all approvals of, and filings and registrations and other requisite formalities with, governmental entities required to be made by the Company or its Subsidiaries;

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the absence of any violations of applicable anticorruption laws;

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the Company’s audited and unaudited financial statements filed with or furnished to the SEC since November 8, 2017 having been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and having presented fairly, in all material respects, the financial position, results of operations, shareholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the periods presented;

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the absence of material undisclosed liabilities;

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compliance with the applicable provisions of the United States Sarbanes-Oxley Act of 2002;

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the Company’s disclosure controls and procedures and internal control over financial reporting;

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no untrue or misleading information in the Schedule 13E-3;

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the absence of any Material Adverse Effect (as defined below) since December 31, 2019;

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the absence of any legal proceedings and governmental orders against the Company or any of its Subsidiaries, which would have a Material Adverse Effect;

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employee benefit and compensation plans;

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labor and employment matters;

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properties;

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intellectual property;

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privacy and data security;

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taxes;

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absence of secured creditors;

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material contracts and the absence of any default under, or breach or violation of, any material contract;

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environmental matters;

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insurance;

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interested party transactions;

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the absence of a shareholder rights agreement or plan and the inapplicability of certain anti-takeover laws to the Merger Agreement and the Merger;

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the absence of any broker’s or finder’s fees, other than with respect to the financial advisor to the Special Committee;

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authority and validity of contractual arrangements through which the Company exerts effective control over its VIEs; and

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the absence of any other representations and warranties by the Company to THL or Parent, other than the representations and warranties made by the Company in the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, circumstance, change, development, condition or effect (each, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to (i) be materially adverse to business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole, or (ii) prevent or materially delay the consummation of the Merger; provided, however, for the purpose of clause (i) above, that any Effect resulting from the following shall not be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:
(a)
changes in general economic conditions or changes in securities markets in general;

(b)
the public announcement of the Merger, including the initiation of litigation or other legal proceeding by any person with respect to the Merger Agreement or the Merger or any losses of employees resulting from the public announcement of the Merger;

(c)
any change in GAAP or interpretation thereof or any change in applicable laws or the interpretation or enforcement thereof;

(d)
changes that are the result of factors generally affecting the industries in which the Company operates;

(e)
changes affecting the financial, credit or securities markets in which the Company operates, including changes in interest rates or foreign exchange rates;

(f)
any failure by the Company to meet any estimates, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operation or a change in the Company’s credit ratings (it being understood that this clause (f) shall not include the Effects giving rise to or contributing to such failure to meet any estimates, forecasts or expectations or change in credit ratings);

(g)
natural disasters, acts of sabotage or terrorism or armed hostilities, or war (whether or not declared);

(h)
changes in the market price or trading volume of the ADSs; and

(i)
actions taken (or omitted to be taken) by the Company or any of its Subsidiaries that are required by, or are otherwise requested by, THL or Parent in writing;

provided that if any Effect described in clauses (a), (c), (d), (e) and (g), individually or in the aggregate, has a disproportionate adverse impact on the Company and its Subsidiaries relative to other comparable industry participants, then the impact of such Effect shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.
The representations and warranties made by THL and Parent to the Company include representations and warranties relating to, among other things:
•
their due organization, valid existence and good standing;

•
their corporate power and authority to execute, deliver and perform their obligations under the Merger Agreement and to consummate the Merger, and the enforceability of the Merger Agreement against them;

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the absence of any conflict with or breach of the governing documents of THL or Parent, any agreement to which THL or Parent is a party, or any governmental order or applicable law arising from the execution, delivery, and performance of the Merger Agreement by THL or Parent or the completion of the Merger or any of the related transactions;

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the capitalization of Parent and THL’s ownership of Parent;

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sufficiency of funds to pay the merger consideration and any other amounts required to be paid in connection with the consummation of the Merger;

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the absence of any broker’s, finder’s or financial advisor’s fees, except as otherwise disclosed;

•
no untrue or misleading information in the Schedule 13E-3;

•
the absence of legal proceedings against THL or Parent that would reasonably be expected to prevent or materially impair or delay the consummation of the Merger;

•
the independent investigation of the Company and its Subsidiaries by THL;

•
non-reliance by THL or Parent on any estimates, projections and other predictions for the business of the Company and its Subsidiaries provided by the Company; and

•
the absence of any other representations and warranties by THL or Parent to the Company, other than the representations and warranties made by THL or Parent in the Merger Agreement.

Conduct of Business Pending the Merger
Except as expressly contemplated by the Merger Agreement, as required by applicable laws, or as consented to in writing by THL (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, the Company will and will cause its Subsidiaries to, (i) conduct its business in a lawfully permitted manner in the ordinary course of business and in a manner consistent with past practice, (ii) use reasonable best efforts to preserve their business organization intact, keep available the services of the current officers and employees, preserve their current relationship with governmental authorities, customers, suppliers and those persons with whom the Company or any of its Subsidiaries has a material relation, and (iii) not do any of the following:
•
amend its memorandum and articles of association or equivalent organizational documents;

•
issue, sell, pledge, lease, assign, license or otherwise transfer, dispose of or encumber any (a) share of the Company or its Subsidiaries, (b) any property or assets of the Company or any of its Subsidiaries, or (c) any material intellectual property owned by the Company or its Subsidiaries;

•
declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries, except for distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice;

•
split, combine, subdivide, reclassify or redeem any shares of capital stock of the Company or any of its Subsidiaries;

•
effect any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or its Subsidiaries;

•
acquire (including by purchase, merger, spin-off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets, or otherwise) any assets, property, or securities with a value in excess of $5,000,000 in the aggregate;

•
make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof with a value in excess of $5,000,000 in the aggregate;

•
incur, assume, alter, amend or modify any indebtedness, or guarantee any indebtedness, or issue any debt securities or make any loans or advances;

•
create or grant any lien, other than a permitted lien, on any assets of the Company or its Subsidiaries;

•
authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $5,000,000 or capital expenditures which are, in the aggregate, in excess of $10,000,000 for the Company and its Subsidiaries taken as a whole;

•
except as required by law, (a) enter into new employment agreements or terminated any such employment agreements for an aggregate annual compensation of more than $200,000; (b) grant termination or severance benefits; (c) increase bonus or compensation payments, or pay any bonuses to employees, except in the ordinary course of business and in a manner consistent with past practice; (d) adopt or amend any benefit plan or amend the terms of any outstanding equity awards; (e) accelerate any vesting of equity under any share incentive plans; (f) change how contributions to any employee plan are calculated; or (g) forgive any loan to any employee;

•
issue or grant any equity awards under the Company Equity Plans;

•
make any change to any credit practice, method of financial accounting or the financial accounting policies or procedures of the Company or its Subsidiaries, except as required by a change in GAAP;

•
enter into, amend, modify or consent to the termination of any material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a material contract) which calls for annual aggregate payments of $2,500,000 or more, or amend, waive, modify or consent to termination of any rights thereunder, except for renewal of a material contract in substantially the same form, with similar terms;

•
enter into any material contract with an affiliate, officer, director or employee of the Company or any of its Subsidiaries;

•
terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

•
commerce, settle, release, waive or compromise any legal action, proceeding or investigation, pending or threatened against the Company or any of its Subsidiaries, in each case in an amount exceeding $200,000 individually or $5,000,000 in the aggregate, other than in accordance with the terms of any disclosed material contracts;

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permit any intellectual property owned by any the Company or its Subsidiaries to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required to maintain and protect its interest in such intellectual property;

•
fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act of 1933, as amended, or the Exchange Act or the rules and regulations promulgated thereunder;

•
enter into any transaction involving any material earn-out or similar payment payable by the Company or its Subsidiaries, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

•
enter into any new line of business that is material to the Company and its Subsidiaries taken as a whole;

•
make or change any material tax election, materially amend any tax return, enter into any closing agreement with respect to taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any controversy with respect to taxes or materially change any method of tax accounting, except as required by law;
•
take or omit to take any action that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•
carry out fundraising or accept contribution from any person for the purpose of carrying out the Company’s online lending and microcredit business; extend or facilitate or permit the incurrence of any new loan or advance under the online lending and microcredit program; or otherwise expand the Company’s online lending and microcredit business; or

•
agree or commit to do any of the foregoing.

No Solicitation; Change in Company Approval
The Company has agreed that it will and will cause each of its Subsidiaries and their respective representatives acting in such capacity (i) to immediately cease and cause to be terminated any and all existing discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Competing Transaction (as defined below), and shall request any such third party to return to the Company or destroy any nonpublic information concerning the Company or any of its Subsidiaries, and (ii) not to release any third party from, or waive or amend, any standstill, confidentiality or similar agreement or takeover statutes.
In addition, the Company has agreed that it will not, and will cause each of its Subsidiaries not to, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, directly or indirectly, (i) solicit, initiate, knowingly encourage, or take any other action to knowingly facilitate, any inquiry, proposal or offer that constitutes or would reasonably be expected to result in a Competing Transaction, (ii) engage in, continue or otherwise participate in any discussions or negotiations with, or provide any nonpublic information with respect to the Company or any of its Subsidiaries to, any third party in furtherance of or in order to obtain any inquiry, proposal or offer that constitutes or would reasonably be expected to result in any Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate, or enter into any letter of intent or other contract contemplating or otherwise relating to any proposal or offer that constitutes or would reasonably be expected to result in a Competing Transaction, or (iv) agree or authorize to do any of the foregoing.
As used in the Merger Agreement, a “Competing Transaction” means any proposal or offer relating to (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or operating income of the Company are attributable; (ii) any sale, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, operating income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities or voting power of the Company, or securities convertible into or exchangeable for 20% or more of any class of equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities or voting power of the Company; or (v) any combination of the foregoing.
The Company has agreed to notify THL within forty-eight (48) hours after its receipt of any inquiry, proposal or offer, or any request for nonpublic information on the Company or any of its Subsidiaries by any third party which indicates that it is considering making or has made a proposal or offer, that constitutes or would reasonably be expected to result in any Competing Transaction. Such notice shall specify in writing in reasonable detail (i) the material terms and conditions thereof, (ii) the identity of the third party making such inquiry, proposal, offer, request or contact, and (iii) whether the Company has any intention to provide confidential information to such person.
Notwithstanding the foregoing, if the Company or any of its representatives receives an unsolicited, bona fide written proposal or offer regarding a Competing Transaction, (i) the Company and its representatives may contact such person solely to request clarification of the terms and conditions thereof to the extent the Special Committee has determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), and (ii) if the Special Committee has determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal and that failure to take such action would violate its fiduciary duties to the Company and its shareholders, (A) provide information in response to the request of the third party who has made such proposal or offer pursuant to an executed confidentiality agreement between the Company and such person, and (B) engage in or otherwise participate in discussions or negotiations with the third party making such proposal or offer.
As used in the Merger Agreement, a “Superior Proposal” means any unsolicited, written, bona fide offer or proposal with respect to a Competing Transaction that the Sogou Board (acting upon the recommendation of the Special Committee) has determined in good faith (i) is reasonably likely to be consummated in accordance with its terms and (ii) would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the Merger, in each case, after (a) consultation with its financial advisor and outside legal counsel and (b) taking into account all such factors and matters deemed relevant in good faith by the Sogou Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Merger; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Competing Transaction shall be deemed to be references to “50%”; provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if (i) such offer is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer, (ii) any financing required to consummate the transaction contemplated by such offer is not then fully committed and non-contingent, or (iii) the consummation of the transaction contemplated by such offer is conditional upon receipt of financing.
Neither the Sogou Board nor the Special Committee may (i) change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to THL or Parent, any recommendation or approval that the Sogou Board or the Special Committee has previously made or resolved with respect to the Merger and the related transactions, (ii) adopt, approve or recommend, or propose to adopt, approve or recommend to the shareholders of the Company, any Competing Transaction, (iii) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) business days after commencement thereof, (iv) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) business days after the commencement of such Competing Transaction, or (v) propose, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or contract with respect to any Competing Transaction (any of the foregoing actions, a “Change in the Company Approval”).
Notwithstanding the foregoing, prior to the consummation of the Merger, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and the Sogou Board (acting upon recommendation of the Special Committee) has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and that failure to make a Change in the Company Approval would violate its fiduciary duties to the Company and its shareholders, the Sogou Board (acting upon recommendation of the Special Committee) may effect a Change in the Company Approval with respect to such Superior Proposal; provided, that, (i) the Company has materially complied with the no solicitation obligations under the Merger Agreement described above with respect to such proposal or offer; (ii) the Company has (a) provided at least five (5) business days’ prior written notice to THL advising THL that the Sogou Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Sogou Board intends to effect a Change in the Company

Approval, (b) negotiated with and caused its representatives to negotiate with THL and its representatives in good faith during such notice period to make such adjustments in the terms and conditions of the Merger Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (c) permitted THL and its representatives to make a presentation to the Sogou Board and the Special Committee regarding the Merger Agreement and any adjustments with respect thereto; and (iii) following the end of such five (5) business day notice period, the Sogou Board (acting upon recommendation of the Special Committee) has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel and taking into account any changes to the Merger Agreement proposed by THL, that the proposal or offer with respect to the Competing Transaction continues to constitute a Superior Proposal and that failure to make a Change in the Company Approval would violate its fiduciary duties to the Company and its shareholders; provided further, that any material modifications or changes to such third party proposal or offer will be deemed a new Superior Proposal and the Company will be required to again comply with the foregoing requirements, except that with respect to such new Superior Proposal, the notice periods will be deemed to be a three (3) business day period rather than a five (5) business day period.
In addition, the Sogou Board (acting upon recommendation of the Special Committee) or the Special Committee may direct the Company to terminate the Merger Agreement (such a termination, the “Intervening Event Termination”) if and only if (i) a material development or change in circumstances has occurred or arisen after the date of the Merger Agreement that was not known to, or reasonably foreseeable by, any member of the Special Committee as of or prior to the date of the Merger Agreement and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, the Merger Agreement (an “Intervening Event”), provided, that in no event will the following developments or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of a proposal or offer regarding a Competing Transaction or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a Competing Transaction (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), or (b) any change in the price, or change in trading volume, of the Shares or the ADSs (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Sogou Board has first reasonably determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would reasonably be expected to violate its fiduciary duties to the Company and its shareholders under applicable law, (iii) five (5) business days have elapsed since the Company has given written notice of such Intervening Event Termination to THL advising that it intends to take such action and specifying in reasonable detail the reasons therefor and including a reasonably detailed written description of the Intervening Event, (iv) during such five (5) business day period, the Company has considered and, if requested by THL, engaged in good faith discussions with THL regarding, any adjustment or modification to the terms of the Merger Agreement proposed by THL, and (v) the Sogou Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) business day period, again reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account any adjustment or modification to the terms of the Merger Agreement proposed by THL, that failure to do so would reasonably be expected to violate its fiduciary duties to the Company and its shareholders under applicable law.
Directors’ and Officers’ Indemnification and Insurance
The memorandum and articles of association of the Surviving Company are required to contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, which provisions may not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by law.
The Surviving Company is required to maintain in effect, for a period of six (6) years after the Effective Time, the current policies of directors’ and officers’ liability insurance maintained by the Company, or a substitute policy of at least the same coverage containing terms and conditions that are no less favorable, with respect to matters occurring prior to the Effective Time. The Surviving Company will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of current annual premiums paid by the Company for such insurance (such 300% amount, the “Max Annual Premium”). In lieu of the foregoing insurance, the Company may elect to purchase a directors’ and officers’ liability insurance “tail” or “runoff’ insurance for a period of six (6) years after the Effective Time, with the annual premium not exceeding the Max Annual Premium.
Certain Additional Covenants
The Merger Agreement also contains covenants of the Company, on the one hand, and THL and Parent, on the other hand, relating to, among other matters:
•
the filing of this Transaction Statement with the SEC (and cooperation in response to any comments from the SEC);

•
access by Parent and its representatives to the offices, properties, books, records of the Company or any of its Subsidiaries and other information between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement (subject to all applicable legal or contractual obligations and restrictions);

•
the use of reasonable best efforts by each party to (i) consummate the Merger and the related transactions; (ii) obtain from any governmental entity any consent, license, permit, waiver, approval, authorization or order required for the completion of the Merger and the related transactions, and (iii) make all necessary filings and submissions with respect to the Merger Agreement, the Merger, and the other transactions contemplated thereby; provided that neither THL nor its affiliates will be required to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of THL’s or its affiliates’ ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or THL’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (any of the foregoing actions, a “Non-Required Remedy”);

•
the use of reasonable best efforts by each party to take action necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share,” or other similar law is or becomes applicable to the Merger or any of the related transactions; and

•
the delisting of the Class A Ordinary Shares and ADSs from the NYSE, and the termination of the registration of the Class A Ordinary Shares and ADSs under the Exchange Act, as promptly as practicable after the Effective Time;

•
consultation with respect to public announcements relating to the Merger Agreement and the transactions contemplated by the Merger Agreement; and

•
participation in the defense and settlement of any shareholder litigation relating to the Merger Agreement or the transactions contemplated thereby.

Conditions to the Merger
The obligations of each party to effect the Merger are subject to the satisfaction or waiver (if permitted by law) of the following conditions:
•
no law, statute, rule, or regulation having been enacted or promulgated or order issued by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger and the related transactions;

•
not less than 20 days having elapsed following the date when this Transaction Statement was first mailed to the Company’s shareholders; and

•
the transactions under the Sohu Share Purchase Agreement having been consummated.

The obligations of THL and Parent to complete the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:
•
the representations and warranties of the Company in the Merger Agreement regarding the share capital of the Company being true and correct in all respects (except for de minimis inaccuracies), at the date of the Merger Agreement and as of the Effective Time, except that any such representations and warranties that by their terms speak as of a specific date need be true and correct only as of such date;

•
the representations and warranties in the Merger Agreement regarding organization, qualification, authority, absence of conflicts, and brokers being true and correct in all respects, at the date of the Merger Agreement and as of the Effective Time, except that any such representations and warranties that by their terms speak as of a specific date need be true and correct only as of such date;

•
each of the other representations and warranties of the Company in the Merger Agreement being true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifier), at the date of the Merger Agreement and as of the Effective Time, except that any such representations and warranties that by their terms speak as of a specific date need be true and correct only as of such date, except to the extent any failures to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect;

•
the Company having performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•
since the date of the Merger Agreement, no Material Adverse Effect having occurred that is continuing;

•
THL having received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company certifying as to the satisfaction of each of the foregoing conditions;

•
all regulatory filings, permits, authorizations, consents and approvals that are required by applicable PRC laws to be made or obtained (the “PRC Regulatory Filings or Approvals”) having been duly made or obtained, or the statutory clearance or non-objection period in respect of any such regulatory filing or notification having expired and no objection having been raised, in each case in accordance with applicable PRC laws, and no Non-Required Remedy has been imposed; and

•
the Company having delivered to THL certain documents relating to control over its VIEs and documents evidencing any requested resignations.

The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties of THL and Parent set forth in the Merger Agreement being true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifier), at the date of the Merger Agreement and as of the Effective Time, except that any such representations and warranties that by their terms speak as of a specific date need be true and correct only as of such date, except to the extent any failures to be true and correct would not, and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger by THL or Parent;

•
THL and Parent having performed or complied in all material respects with all agreements and covenants required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time; and

•
the Company having received a certificate signed on behalf of THL by a director of THL certifying as to the satisfaction of each of the foregoing conditions.

Termination of the Merger Agreement
The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement and Plan of Merger may be abandoned, at any time prior to the Effective Time, as follows:

•
by mutual written consent of the Company (acting upon the recommendation of the Special Committee) and THL;

•
by either the Company (acting upon the recommendation of the Special Committee) or THL:

•
if the Effective Time has not occurred by 11:59 pm, New York City time on December 31, 2021 (the “Termination Date”); provided, that the right to so terminate the Merger Agreement shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been the primary cause of the Effective Time not occurring on or prior to the Termination Date; or

•
if a governmental entity of competent jurisdiction issues a final, non-appealable order, decree or ruling which has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; provided that the right to so terminate the Merger Agreement shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been the primary cause of such order, decree or ruling;

•
by the Company:

•
if there has been a breach by THL or Parent of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in the corresponding closing condition regarding accuracy of such representations and warranties or compliance with covenants not being satisfied, and such breach is not curable or, if curable, has not been cured within the earlier of 30 calendar days after the receipt of notice thereof or the Termination Date, provided that such right to terminate will not be available to the Company if it is then in material breach of any representation, warranty, covenant or agreement of the Company set forth in the Merger Agreement;

•
if the Sogou Board (acting upon the recommendation of the Special Committee) has effected a Change in the Company Approval as a result of a Superior Proposal and the Company, concurrently with or promptly after the termination of the Merger Agreement, enters into a definitive agreement with respect to such Superior Proposal, provided that prior to or concurrently with such termination the Company has paid in full the Company Termination Fee (as defined below);

•
if the Sogou Board (acting upon the recommendation of the Special Committee) or the Special Committee has approved an Intervening Event Termination; or

•
if (i) all of the conditions to closing for the obligations of THL and Parent to consummate the Merger have been satisfied, (ii) the Company has irrevocably confirmed by written notice to THL that all conditions to closing for the obligations of the Company have been satisfied, or that it is willing to waive any unsatisfied condition, and that the Company is ready, willing and able to complete the Merger, and (iii) THL and Parent fail to effect the closing within five (5) business days following the later of the date the closing should have occurred pursuant to the terms of the Merger Agreement and THL’s receipt of the written notice from the Company;

•
by THL:

•
if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in the corresponding closing condition regarding accuracy of such representations and warranties or compliance with covenants not being satisfied, and such breach is not curable or, if curable, has not been cured within the earlier of 30 calendar days after the receipt of notice thereof or the Termination Date, provided that such right to terminate will not be available to THL if either THL or Parent is then in material breach of any representation, warranty, covenant or agreement of THL or Parent set forth in the Merger Agreement; or

•
if the Sogou Board or any committee thereof (including the Special Committee) has effected a Change in the Company Approval.

Termination Fees
The Company is required to pay Parent a termination fee of $30,000,000 (the “Company Termination Fee”) if the Merger Agreement is terminated (i) by THL due to a breach or failure to perform by the Company of any representation, warranty, covenant or agreement set forth therein, (ii) by THL due to a Change in the Company Approval, (iii) by the Company as a result of a Change in the Company Approval in light of a Superior Proposal and the Company’s entry into a definitive agreement with respect to such Superior Proposal, (iv) by the Company as an Intervening Event Termination, or (v) by either the Company or THL (a) as a result of the Effective Time not occurring prior to the Termination Date (except in the case that the THL Termination Fee is payable as described below) and (b) after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a Competing Transaction has been made known to the Company, or has been publicly announced or disclosed and not withdrawn, and (c) within twelve (12) months of such termination the Company or any of its Subsidiaries consummates or enters into any definitive agreement in connection with a Competing Transaction (provided that for this purpose, all references to “20%” in the definition of “Competing Transaction” are deemed to be references to “50%”).
THL is required to pay the Company a termination fee of $60,000,000 (the “THL Termination Fee”) if the Merger Agreement is terminated (i) by the Company due to (a) a breach or failure to perform by THL or Parent of any representation, warranty, covenant or agreement set forth therein, or (b) the failure of THL to effect the closing within five (5) business days following the later of the date the closing should have occurred pursuant to the terms of the Merger Agreement and THL’s receipt of the written notice from the Company that it is willing to waive any unsatisfied condition to its obligation to effect the Merger, and that the Company is ready, willing and able to complete the Merger, if all other closing conditions have been satisfied or duly waived; or (ii) by either the Company or THL (a) because the closing of the Merger has failed to occur prior to the Termination Date or a government entity has entered an order, decree or ruling prohibiting or preventing the Merger (to the extent the relevant order primarily relates to any PRC Regulatory Filing or Approval), and (b) all conditions to closing other than (1) the condition related to there being no order, decree or ruling prohibiting or preventing the Merger (to the extent the relevant order primarily relates to any PRC Regulatory Filing or Approval) and/or (2) the condition that all PRC Regulatory Filings or Approvals have been duly made or obtained have been satisfied or waived (other than those that by their terms are to be satisfied at the closing, provided that such conditions are capable of being satisfied at the time of the termination by the Company or THL as if such time were the closing), and (c) the Company is in compliance with its covenants with respect to the relevant PRC Regulatory Filing or Approval.
Remedies and Limitations on Liability
The Company, THL and Parent are entitled to seek specific performance of the terms and provisions of the Merger Agreement, including to seek an injunction to prevent breaches of the Merger Agreement by the other parties and to seek an injunction, specific performance or other equitable relief to enforce the other parties’ obligations to consummate the Merger, subject to the terms and conditions of the Merger Agreement, in addition to any other remedy by law or equity.
Subject to the above:
•
in the event that THL or Parent fails to effect the Merger for any reason or no reason or they otherwise breach the Merger Agreement or otherwise fail to perform the obligations under the Merger Agreement, the Company’s right to terminate the Merger Agreement and receive the THL Termination Fee will be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, any of its Subsidiaries, any shareholder of the Company or any of its Subsidiaries or any of their respective affiliates against THL, Parent, or any of their respective affiliates, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform the obligations under the Merger Agreement or other failure of the Merger to be consummated. None of the THL or Parent or any of their respective affiliates will have any liability for monetary damages in connection with the Merger Agreement or any of the transactions contemplated under the Merger Agreement other than the payment of the THL Termination Fee pursuant to the terms of the Merger Agreement; and

•
in the event that the Company fails to effect the Merger for any reason or no reason or otherwise breaches the Merger Agreement or otherwise fails to perform the obligations under the Merger

Agreement, THL’s right to terminate the Merger Agreement and receive the Company Termination Fee will be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any of THL and Parent against any of the Company, its Subsidiaries, shareholders of the Company or any of its Subsidiaries and any of their respective affiliates for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform the obligations under the Merger Agreement or other failure of the Merger to be consummated. None of the Company, any of its Subsidiaries, any shareholder of the Company or any of its Subsidiaries or any of their respective affiliates will have any liability for monetary damages in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement other than the payment by the Company of the Company Termination Fee.
Guarantee
TML has agreed to unconditionally and irrevocably guarantee the performance and payment of all obligations and liabilities of THL and Parent under the Merger Agreement.
Amendment
The Merger Agreement may be amended only by written agreement of THL, Parent, TML, and the Company.
The Contribution Agreement
The following summary describes the material terms of the Contribution Agreement, but does not purport to describe all of the terms of the Contribution Agreement and is qualified in its entirety by reference to the complete text of the Contribution Agreement, which is attached as Exhibit (d)(2) to this Transaction Statement.
Pursuant to the Contribution Agreement, THL will contribute all of the 151,557,875 Class B Ordinary Shares held by it to Parent, in exchange for the issuance of one ordinary share of Parent to THL. The Shares contributed by THL to Parent will remain as Class B Ordinary Shares.
The Sohu Share Purchase Agreement
The following summary describes the material terms of the Sohu Share Purchase Agreement, but does not purport to describe all of the terms of the Sohu Share Purchase Agreement and is qualified in its entirety by reference to the complete text of the Sohu Share Purchase Agreement, which is attached as Exhibit (d)(3), Exhibit (d)(5), and Exhibit (d)(7) to this Transaction Statement.
Pursuant to the Sohu Share Purchase Agreement, subject to the terms and conditions thereof, Sohu Search will sell to Parent all of the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu Search for consideration of $9.00 per Share, provided that in connection with the completion of the Sohu Share Purchase all of such Class B Ordinary Shares will be converted into Class A Ordinary Shares.
It is a condition to the obligations of Parent to complete the Sohu Share Purchase that each of the conditions to the obligations of THL and Parent to consummate the Merger under the Merger Agreement, other than conditions that by their nature will only be satisfied at the Effective Time and other than the completion of the Sohu Share Purchase itself, be first satisfied or waived. Accordingly, the Sohu Share Purchase is expected to be completed shortly prior to the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands under the Merger Agreement.
The Sohu Share Purchase Agreement also contains covenants of Sohu.com and Sohu Search, providing that, among other matters:
•
for a period of three years, neither Sohu.com nor Sohu Search nor any of their affiliates will (i) directly or indirectly, own, invest in, manage or operate any business that competes with the input method or general search business of the Company and its Subsidiaries, or (ii) employ, hire, or solicit the performance of services by any existing employee of the Company and its Subsidiaries, except for any general solicitation of employment not targeted specifically at employees of the Company and its Subsidiaries;
•
Sohu Search consents to the Company, THL, Parent, and TML entering into the Merger Agreement and to the consummation of the Merger and related transactions for all purposes of Sohu-Tencent Voting Agreement, and acknowledges that the Sohu-Tencent Voting Agreement will automatically terminate upon the closing of the Sohu Share Purchase;

•
all of the contracts between any of Sohu.com or Sohu Search or any of their affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, will terminate upon the closing of the Sohu Share Purchase, except for certain contracts specified in the Sohu Share Purchase Agreement or unless the parties otherwise agree prior to the closing of the Sohu Share Purchase;

•
Sohu.com and Sohu Search will cooperate with Parent and Beijing Sogou Information Service Co., Ltd, a variable interest entity of the Company (the “VIE Entity”), to complete the transfer of all of the equity interests in the VIE Entity held by the nominee shareholder that is designated by Sohu.com or Sohu Search to person(s) designated by Parent; and

•
Upon the request of Parent, if there is a Sogou Board meeting prior to the closing of the Sohu Share Purchase, Sohu Search will cause each of Charles (Chaoyang) Zhang and Joanna (Yanfeng) Lu, who are incumbent directors on the Sogou Board designated by Sohu Search, to (i) resign from the Sogou Board, (ii) vote to increase the size of the Sogou Board and elect persons designated by Parent as directors of the Sogou Board such that the directors designated by Parent will constitute a majority of the directors of the Sogou Board; and (iii) vote to appoint a director designated by Parent as the chairman of the Sogou Board, in each case effective as of the closing of the Sohu Share Purchase.

No Shareholder Vote Required to Authorize the Plan of Merger and the Merger
Holders of Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be entitled to a vote with respect to the Merger, as Parent will hold at least 90% of the total voting power in the Company prior to the Merger, and the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the constituent companies to the Merger if a copy of the Plan of Merger is given to every registered shareholder of each constituent company.
Uncertainty as to Ability to Follow the Statutory Procedure to Exercise Dissenters’ Rights
As the Merger will be a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will be held. Section 238 of the Cayman Islands Companies Act provides that, in order for a registered holder of shares of a constituent company in a proposed merger to be entitled to seek a determination of the “fair value” (equivalent to an appraisal) of its shares from the Grand Court of the Cayman Islands, the registered holder must give a company a written objection to the proposed merger before a vote on the merger is taken. Furthermore, a registered holder of the shares would also have to give a company a written notice of dissent (for which the giving of a written objection is a prerequisite) within the time prescribed by the Cayman Islands Companies Act. Since the Merger is not being approved by a shareholder vote, the Company is not obligated to give a notice of authorization of the Merger and the time period within which a notice of dissent would have to be given pursuant to the procedures specified by Section 238 cannot start. As a result, registered holders of Class A Ordinary Shares (including holders of ADSs who would have had to surrender their ADSs and become direct registered holders of the underlying Class A Ordinary Shares in their own name before a vote on a merger to enable them to give a written objection and a subsequent written dissent) will not be able to follow the prescribed statutory procedure of giving a written objection (and a written notice of dissent) and, therefore, it is the Filing Persons’ view that registered holders of Class A Ordinary Shares will not be entitled to petition the Grand Court of the Cayman Islands for the Grand Court of the Cayman Islands to determine the “fair value” of such holders’ Class A Ordinary Shares.
The Filing Persons are aware that on January 28, 2021, in a case entitled “In the Matter of Changyou.com Limited,” a judge of the Grand Court of the Cayman Islands issued a decision that,

notwithstanding the procedures specified by Section 238 as outlined in the foregoing paragraph, registered shareholders in a short-form merger are entitled to seek a determination of the “fair value” pursuant to Section 238 of the Cayman Islands Companies Act. The Filing Persons are of the view that this first instance judgment does not follow the requirements of the Cayman Islands Companies Act and have been advised that the judge has stayed his decision pending the determination of an appeal of his judgment by the Court of Appeal of the Cayman Islands. However, Unaffiliated Security Holders who wish to explore whether they could be entitled to seek a determination of the “fair value” of Class A Ordinary Shares by the Grand Court of the Cayman Islands under Section 238 of the Cayman Islands Companies Act, whether as contemplated by the stayed decision of the judge in the case referred to above or otherwise, are urged to seek advice from their own licensed Cayman Islands law firm.
Purposes and Effects of the Merger
The purpose of the Merger is to enable Tencent to acquire indirect ownership of all of the outstanding equity capital in the Company which Tencent does not already beneficially own, and to cause the Unaffiliated Security Holders to be cashed out and obtain immediate liquidity. Tencent will enjoy any future earnings and growth of the Company and bear the burden of any future losses of the Company. See “Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31, “Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49, and “Item 6 — Purposes of the Transaction and Plans or Proposals” beginning on page 73 for additional information.
ADSs representing Class A Ordinary Shares are currently listed on the NYSE under the symbol “SOGO.” Following the Effective Time, the Company will cease to be a publicly-traded company and will instead be indirectly wholly owned by Tencent. Following the completion of the Merger, the ADS program will terminate and the ADSs will be de-listed from the NYSE. In addition, registration of the ADSs and the underlying Class A Ordinary Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the Merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. See “Special Factors — Effects of the Merger on the Company” beginning on page 50 for additional information.
Plans for the Company After the Merger
The Tencent Group anticipates that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be an indirect wholly-owned subsidiary of Tencent. See “Special Factors — Plans for the Company after the Merger” beginning on page 53 for additional information.
Recommendation of the Special Committee to the Sogou Board
The Special Committee, after evaluating the proposed terms of the Merger and the related transactions with the assistance of independent financial and legal advisors, unanimously determined that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders, and unanimously recommended that the Sogou Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger. The Sogou Board, acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders and authorized and directed the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.
For a detailed discussion of the material factors considered (a) by the Special Committee in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders and in recommending that the Sogou Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby and (b) by the Sogou Board in determining that the Merger Agreement and the Plan of Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders and in authorizing and directing the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, please see “Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 and “Special Factors — Primary Benefits and Detriments of the Merger” beginning on page 51.
Position of the Tencent Group as to Fairness
Each member of the Tencent Group believes that the Merger is fair to the Unaffiliated Security Holders. The belief is based upon the factors discussed under the caption “Special Factors — Position of the Tencent Group as to the Fairness of the Merger” beginning on page 36. Members of the Tencent Group are making this statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.
Financing of the Merger
The Tencent Group estimates the total amount of funds necessary to complete the Sohu Share Purchase, the Merger and the related transactions at the closing of the Merger to be approximately $2.1351 billion. In calculating this amount, the Tencent Group did not consider the value of the Excluded Shares (other than the Shares subject to the Sohu Share Purchase), which will not be entitled to receive any cash consideration in the Sohu Share Purchase or pursuant to the Merger Agreement. The amount of the Tencent Group’s estimate includes (i) cash to be paid to Sohu Search in the Sohu Share Purchase, (ii) cash to be paid to the holders of Class A Ordinary Shares (other than the Excluded Shares) and the holders of ADSs (other than ADSs representing Excluded Shares) in connection with the Merger; (iii) cash to be paid as Option Consideration (the total of the aggregate amounts to be paid to the holders of Class A Ordinary Shares (other than the Excluded Shares) and the holders of ADSs (other than ADSs representing Excluded Shares) and as Option Consideration, the “Aggregate Merger Consideration”) pursuant to the Merger; and (iv) other costs and expenses in connection with the Sohu Share Purchase, the Merger, and the related transactions. The purchase price for the Sohu Share Purchase, the Aggregate Merger Consideration, and the other costs and expenses incurred in connection with the Merger and related transactions are expected to be funded with existing cash of the Tencent Group.
Opinion of the Special Committee’s Financial Advisor
At a meeting of the Special Committee held on September 29, 2020, Duff & Phelps rendered its oral opinion (which was confirmed in writing by delivery of its written opinion dated the same date) to the Special Committee that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the Per Share Merger Consideration and the Per ADS Merger Consideration to be paid to the holders of Class A Ordinary Shares (other than the Excluded Shares) and the holders of ADSs representing Class A Ordinary Shares (other than ADSs representing the Excluded Shares) in the Merger were fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of Class A Ordinary Shares or ADSs other than in their capacity as holders of such Class A Ordinary Shares or ADSs).
The full text of Duff & Phelps’s written opinion dated September 29, 2020, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, is attached as Exhibit (c)(1) to this Transaction Statement and is incorporated herein by reference. The summary of Duff & Phelps’s opinion set forth in this Transaction Statement is qualified in its entirety by reference to the full text of such opinion. The shareholders of the Company are urged to read the opinion in its entirety. Duff & Phelps’s written opinion is addressed to the Special Committee (in its capacity as such), is directed only to the Per Share Merger Consideration and the Per ADS Merger Consideration to be paid in the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Merger or any other matter. Duff & Phelps did not recommend any specific amount of consideration for the Merger or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

See “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 40 for additional information.
Share Ownership of the Company’s Directors and Executive Officers
As of the date of this Transaction Statement, the directors and executive officers of the Company held an aggregate of 49,017,576 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs and 1,440,000 Restricted Shares). See “Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement and “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 66 of this Transaction Statement.
Interests of the Company’s Directors and Executive Officers in the Merger
The Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Company’s shareholders generally. These interests include:
•
the cash-out of Vested Company Options held by directors and executive officers of the Company at the Option Consideration;

•
the receipt by directors and executive officers of the Company of Restricted Cash Awards with respect to Unvested Equity Awards held by such directors and executive officers based on the Per Share Merger Consideration;

•
continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance that are required by the Merger Agreement to be provided by the Surviving Company to the existing directors and officers of the Company following the Effective Time;

•
the monthly compensation of $12,000 of each member of the Special Committee in exchange for his services in such capacity (and, in the case of the chairman of the Special Committee, monthly compensation of $15,000); and

•
the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.

The Special Committee and the Sogou Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions with respect to the Merger Agreement, the Plan of Merger, and related matters. See “Special Factors — Interests of Certain Persons in the Merger” beginning on page 54.
Material U.S. Federal Income Tax Consequences
The receipt of cash pursuant to the Merger may be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign, and other tax laws. See “Special Factors — Material U.S. Federal Income Tax Consequences” beginning on page 58. The tax consequences of the Merger to a holder of Class A Ordinary Shares or ADSs will depend upon that holder’s particular circumstances. As indicated in the Sogou 2020 Form 20-F, the Company believes that it may have been a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2020 taxable year ended November 30, 2020, which may result in adverse tax consequences to certain U.S. Holders (as defined herein) of Class A Ordinary Shares or ADSs. “See “Special Factors — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Considerations.” Holders of Class A Ordinary Shares or ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to them.
Material PRC Income Tax Consequences
The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law or that the gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs should otherwise be subject to PRC tax to holders of such Class A Ordinary Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs pursuant to the Merger by holders of Class A Ordinary Shares or ADSs who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gain recognized on the receipt of cash for Class A Ordinary Shares or ADSs will be subject to PRC tax if the holders of such Class A Ordinary Shares or ADSs are PRC residents. Shareholders should consult their own tax advisor for a full understanding of the tax consequences of the Merger to them, including any PRC tax consequences.
See “Special Factors — Material PRC Income Tax Consequences” beginning on page 61.
Cayman Islands Tax Consequences
The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Class A Ordinary Shares or ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.
Regulatory Matters
Each of the Sohu Share Purchase Agreement and the Merger Agreement provides that the obligations of THL and/or Parent to complete the Sohu Share Purchase or the Merger (as applicable) are subject to the satisfaction or waiver of the condition that all PRC Regulatory Filings or Approvals to be made or obtained in connection with all transactions contemplated thereby have been duly made or obtained, or the statutory clearance or non-objection period in respect of any such regulatory filing or notification has expired and no objection has been raised with respect thereto, in each case in accordance with applicable PRC law. In late November 2020, Tencent made a filing with relevant PRC regulatory authorities requesting anti-monopoly clearance with respect to the Sohu Share Purchase and the Merger, and obtained such clearance in early July 2021.
Litigation Related to the Merger
The Company and THL are not aware of any material legal proceedings with respect to the Merger Agreement, the Merger, or any of the related transactions. However, on March 9, 2021, a single plaintiff brought a lawsuit against the Company in the United States District Court for the Southern District of New York, entitled “Patrick Boylan v. Sogou Inc.,” seeking to enjoin the Merger and demanding attorneys’ fees, alleging that disclosure regarding dissenters’ rights under Cayman Island law in Amendment No. 1 to this Transaction Statement, which was filed with the SEC on December 1, 2020, was false and misleading in the light of a subsequent decision regarding dissenters’ rights in the Cayman Islands, rendered on January 28, 2021, of a judge of the Grand Court of the Cayman Islands, in a case entitled “In the Matter of Changyou.com Limited.” The Company believes that the plaintiff’s claims are without merit. No decision has been rendered on the motion of the plaintiff in Patrick Boylan v. Sogou Inc. for such an injunction as of the date of this Transaction Statement. For further information regarding the decision of the judge of the Grand Court of the Cayman Islands, which is currently stayed pending appeal, please see “Special Factors — Uncertainty as to Ability to Follow the Statutory Procedure to Exercise Dissenters’ Rights” beginning on page 57.
Accounting Treatment of the Merger
THL and Parent expect the Merger to be accounted for as a business combination by Tencent in accordance with International Financial Reporting Standards 3 “Business Combinations” as of the Effective Time.

Market Price of the ADSs
On July 24, 2020, the last trading day prior to July 27, 2020, which is the date when the Company announced that the Sogou Board had received from Tencent a preliminary non-binding proposal to acquire all of the outstanding Shares (including Class A Ordinary Shares represented by ADSs) not already beneficially owned by Tencent, the reported closing price of the ADSs on the NYSE was $5.75. The Per Share Merger Consideration and Per ADS Merger Consideration of $9.00 per Class A Ordinary Share or ADS represents a premium of 56.5% over the closing price of $5.75 per ADS on July 24, 2020, and a premium of approximately 83.0% to the volume-weighted average price during the last 30 trading days prior to the Sogou Board’s receipt of the Proposal on July 27, 2020.
Fees and Expenses
All fees and expenses incurred in connection with the Sohu Share Purchase Agreement and the Sohu Share Purchase, the Merger Agreement and the Merger, and the related transactions will be paid by the party incurring such expenses whether or not the Sohu Share Purchase or the Merger is completed. See “Special Factors — Fees and Expenses” beginning on page 56.

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following questions and answers address briefly some questions Unaffiliated Security Holders may have regarding the Merger. These questions and answers may not address all questions that may be important to the Unaffiliated Security Holders as holders of Class A Ordinary Shares or ADSs. See the more detailed information contained elsewhere in this Transaction Statement and the documents referred to or incorporated by reference in this Transaction Statement.
Q:
What is the Merger and who will own the Company after the Merger?

A:
The Merger is a going-private transaction pursuant to which Parent will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. The Merger will be effected through a statutory short-form merger in accordance with section 233(7) of the Cayman Islands Companies Act. After the Merger is completed, the Company will be a privately-held company, all of the outstanding equity shares of which will be owned by THL, which in turn is wholly-owned by Tencent. THL is a major shareholder of the Company, holding 151,557,875 Class B Ordinary Shares as of the date of this Transaction Statement, and has the right to designate one individual for election to the Sogou Board. As a result of the Merger, the ADSs will no longer be listed on the NYSE, and the Company will cease to be a publicly-traded company.

Q:
What consideration will I be entitled to receive in the Merger?

A:
Holders of ADSs (other than ADSs representing Excluded Shares) will be entitled to receive the Per ADS Merger Consideration of $9.00 per ADS (less $0.05 per ADS cancellation fees and other fees as applicable pursuant to the terms of the Deposit Agreement, without interest and net of any applicable withholding taxes for the ADSs) for each ADS held as of the Effective Time.

Holders of Class A Ordinary Shares (other than Excluded Shares) will be entitled to receive the Per Share Merger Consideration of $9.00 in cash for each Class A Ordinary Share held as of the Effective Time (without interest and net of any applicable withholding taxes for the Class A Ordinary Shares).
See “Special Factors — Material U.S. Federal Income Tax Consequences,” “Special Factors — Material PRC Income Tax Consequences”, and “Special Factors — Cayman Islands Tax Consequences” beginning on page 58 for a description of the tax consequences of the Merger. Unaffiliated Security Holders should consult with their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and PRC and other non-U.S. taxes.
Q:
How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:
If the ADSs are held in a securities account with a broker, bank, or other intermediary, the beneficial holder will not be required to take any action to receive the net Per ADS Merger Consideration, because the Depositary will arrange for the surrender of the ADSs and the remittance of the net Per ADS Merger Consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the beneficial holder’s broker, bank or other intermediary on the holder’s behalf. Such beneficial holders of ADSs with questions concerning receipt of the net Per ADS Merger Consideration should contact their brokers, banks, or other intermediaries.

If the ADSs are not held in a securities account with a broker, bank, or other intermediary and are held directly by the beneficial holder in uncertificated form (that is, without an American Depositary Receipt or “ADR”), unless the holder has surrendered the holder’s ADSs to the Depositary for cancellation prior to the Effective Time, after the completion of the Merger the Depositary will automatically send the holder a check for the net Per ADS Merger Consideration in exchange for the cancellation of each of the beneficial holder’s ADSs. The Per ADS Merger Consideration may be subject to backup withholding taxes if the ADS depositary has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.
If the ADSs are represented by ADRs, unless the holder has surrendered the holder’s ADRs to the Depositary for cancellation prior to the Effective Time, upon the holder’s surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to the holder by the Depositary after the Effective Time), after the completion of the Merger the Depositary will send the holder a check for the net Per ADS Merger Consideration for each ADS represented by the ADRs in exchange for the cancellation of the ADRs.
Q:
How will a holder of Class A Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:
If Class A Ordinary Shares are held directly by a registered holder, promptly after the Effective Time, a bank or trust company appointed by the Tencent Group, which will act as paying agent (the “Class A Paying Agent”), will mail to the holder (i) a form of letter of transmittal specifying how the delivery of the net Per Share Merger Consideration to the holder will be made and (ii) instructions for surrendering share certificates in exchange for the net Per Share Merger Consideration. Subject to complying with these instructions, the holder will receive cash for the holder’s Class A Ordinary Shares from the Class A Paying Agent. Upon surrender of the share certificates or a declaration of loss or non-receipt, the holder will receive an amount in cash equal to the number of the holder’s Class A Ordinary Shares multiplied by the net Per Share Merger Consideration, in exchange for cancellation of the holder’s Class A Ordinary Shares. The Per Share Merger Consideration may be subject to U.S. federal income tax backup withholding if the Class A Paying Agent has not received from the holder a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

Q:
How will Company Options be treated in the Merger?

A:
Each Company Option that is vested and outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time and converted into the right to receive the Option Consideration.

Each Company Option granted under a Company Equity Plan that is outstanding but is unvested prior to the Effective Time will be cancelled as of the Effective Time and converted into the right to receive a Restricted Cash Award.
Q:
How will Restricted Shares be treated in the Merger?

A:
Each Restricted Share granted under a Company Equity Plan that is outstanding prior to the Effective Time will be cancelled as of the Effective Time and converted into the right to receive a Restricted Cash Award.

Q:
When do you expect the Merger to be completed?

A:
In order for the Merger to be completed, the closing conditions under the Merger Agreement, including the passage of not less than 20 days after this Transaction Statement is first mailed to the shareholders of the Company and the making and obtaining of the PRC Regulatory Filings or Approvals in accordance with applicable PRC law, must be satisfied or waived. The parties are working toward completing the Merger as quickly as possible and currently expect the Merger to be completed during the second half of 2021, subject to all conditions to the Merger having been satisfied or waived.

Q:
What will be the result if the Merger is not completed?

A:
If the Merger is not completed for any reason, the shareholders of the Company will not receive any payment for their Class A Ordinary Shares or ADSs pursuant to the Merger Agreement, the Company will remain a publicly-traded company, and the ADSs will continue to be listed and traded on the NYSE for so long as the Company continues to meet the NYSE’s listing requirements.

Q:
Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?

A:
Section 238 of the Cayman Islands Companies Act provides that, in order for a registered holder of shares of a constituent company in a proposed merger to be entitled to give a written notice of dissent and seek a determination of the “fair value” of its shares by the Grand Court of the Cayman Islands, the registered holder must first give the company a written objection to the proposed merger before a vote on the merger is taken. Because the Merger will be a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will be held. Accordingly, a registered holder of Class A Ordinary Shares will not be able to follow the prescribed statutory procedure and give a written objection to the Merger in advance of the Merger or subsequently give the required written notice of dissent and, therefore, it is the Filing Persons’ view that such registered holders of Class A Ordinary Shares will not be entitled to petition the Grand Court of the Cayman Islands for the court to determine the “fair value” of such holder’s Class A Ordinary Shares.
The Filing Persons are aware that on January 28, 2021, in a case entitled “In the Matter of Changyou.com Limited,” a judge of the Grand Court of the Cayman Islands issued a decision that, notwithstanding the procedures specified by Section 238 as outlined in the foregoing paragraph, registered shareholders in a short-form merger are entitled to seek a determination of the “fair value” pursuant to Section 238 of the Cayman Islands Companies Act. The Filing Persons are of the view that this first instance judgment does not follow the requirements of the Cayman Islands Companies Act and have been advised that the judge has stayed his decision pending the determination of an appeal of his judgment by the Court of Appeal of the Cayman Islands.
Unaffiliated Security Holders who wish to explore whether they could be entitled to seek a determination of the “fair value” of Class A Ordinary Shares by the Grand Court of the Cayman Islands under Section 238 of the Cayman Islands Companies Act, whether as contemplated by the stayed decision of the judge in the case referred to above or otherwise, are urged to seek advice from their own licensed Cayman Islands law firm.
Q:
What do Unaffiliated Security Holders need to do now?

A:
We urge all the Unaffiliated Security Holders to read this Transaction Statement carefully, including its annexes, exhibits, attachments, and the other documents referred to or incorporated by reference herein. As the Company is not soliciting proxies from the shareholders of the Company (because there will be no shareholder vote with respect to the Merger Agreement, the Plan of Merger, and the Merger), there is nothing else that Unaffiliated Security Holders will need to do in connection with the Merger until the Merger is completed. Please see the questions above, “How will a holder of ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?” and “How will a holder of Class A Ordinary Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?,” and the answers to those questions, for the steps Persons who are Unaffiliated Security Holders as of the Effective Time should take after the Merger is completed in order to receive the consideration which they are entitled to receive in the Merger.

Q:
Who can answer Unaffiliated Security Holders’ questions?

A:
Unaffiliated Security Holders with questions about the Merger may contact Sogou by email at ir@sogou-inc.com or by telephone at +86-10-5689-9999.

SPECIAL FACTORS
Background of the Merger
Events leading to the execution of the Merger Agreement and the Sohu Share Purchase Agreement described below occurred primarily in the PRC. Accordingly, all dates and times referenced in this Background of the Merger, including events that may have occurred in different time zones, refer to PRC Time.
As an existing beneficial owner of the Shares, Tencent has continuously evaluated the Company’s business, prospects and financial condition, market conditions and other developments and factors it deems relevant to the management of its investment in the Company.
On May 16, 2020, Tencent approached and met with Mr. Xiaochuan Wang (“Mr. Wang”), the Company’s Chief Executive Officer, and expressed an interest in having a majority equity ownership interest in, and control of, the Company. On the same day, Mr. Wang had a conversation with Ms. Jinmei He, an independent director of the Company, in which he informed Ms. He that Tencent had expressed an interest in having a majority equity ownership interest in, and control of, the Company.
On June 2, 2020, at a meeting with Dr. Charles (Chaoyang) Zhang (“Dr. Zhang”), Sohu.com’s Chairman and Chief Executive Officer and Chairman of the Sogou Board, and other representatives of

Sohu.com, Mr. Wang reported that Tencent had expressed an interest in having a majority equity ownership interest in, and control of, the Company.
On June 28, 2020, in a phone call between Mr. Martin Lau (“Mr. Lau”) of Tencent and Dr. Zhang of Sohu.com, Mr. Lau expressed Tencent’s interest in having a majority equity ownership interest in, and control of, the Company. Dr. Zhang and Mr. Lau discussed possible transaction structures, including a sale by Sohu.com to Tencent of the Company shares beneficially owned by Sohu.com, and a business combination pursuant to which Tencent would acquire all of the outstanding Company shares that Tencent did not already own. During the discussion, Mr. Lau generally mentioned that Tencent might value the Company within the range from $7.00 to $8.00 per Share or ADS.
On July 10, 2020, in a second phone call between Mr. Lau and Dr. Zhang, Mr. Lau told Dr. Zhang that Tencent would want to pursue a business combination pursuant to which Tencent would acquire all of the outstanding Company shares that Tencent did not already own. Mr. Lau suggested that the price could be $8.50 per Share or ADS, and Dr. Zhang indicated that he believed $9.50 per Share or ADS would be more appropriate. During the call, Mr. Lau also preliminarily discussed with Dr. Zhang whether Dr. Zhang would support such a transaction in his capacity as a beneficial owner of Class A Ordinary Shares.
On July 20, 2020, in a third phone call between Mr. Lau and Dr. Zhang, Mr. Lau told Dr. Zhang that Tencent would be ready to make a non-binding proposal to acquire the Company’s outstanding shares that it did not already own for $9.00 per Share, and Dr. Zhang indicated to Mr. Lau that he believed that $9.00 per Share or ADS could be acceptable.
On July 21, 2020, Mr. James (Xiufeng) Deng (“Mr. Deng”), Sohu.com’s VP of Finance, contacted representatives of Tencent to follow up on the preliminary discussions between Mr. Lau of Tencent and Dr. Zhang of Sohu.com.
On July 25, 2020, representatives of Tencent contacted representatives of Sohu.com, and indicated that Tencent would like Dr. Zhang to sign an agreement with Tencent pursuant to which he would agree, in his individual capacity as the beneficial owner of Class A Ordinary Shares, to support and vote in favor of any agreement entered into between Tencent and the Company for Tencent to take the Company private.
On July 26, 2020, Mr. Deng of Sohu.com and a representative of Goulston & Storrs PC (“Goulston & Storrs”), Sohu.com’s and the Company’s U.S. legal counsel, participated in a conference call with representatives of Tencent; Davis Polk & Wardwell LLP (“Davis Polk”), Tencent’s U.S. legal counsel; and Goldman Sachs (Asia) L.L.C., Tencent’s financial advisor, during which Tencent indicated that it expected to make a non-binding proposal within the coming week to take the Company private. On the same July 26, 2020 conference call, representatives of Tencent indicated that they hoped that Sohu.com would enter into an agreement with Tencent pursuant to which Sohu.com would agree to sell all of its shares in the Company to Tencent prior to the completion of a transaction in which Tencent would take the Company private, for the same price per share as might ultimately be agreed to between Tencent and the Company for a going-private transaction. Representatives of Tencent also indicated that they hoped such an agreement could be entered into prior to or very soon after the time Tencent made a non-binding proposal to take the Company private. Both Mr. Deng and Goulston & Storrs informed the representatives of Tencent that the Sohu.com board of directors (the “Sohu Board”) had not been informed of the possibility of a non-binding proposal by Tencent to take the Company private nor of such a possible agreement between Tencent and Sohu.com, and that the timing suggested by Tencent was not feasible, because the Sohu Board would need to take all time as would be necessary to permit it to carefully weigh the advisability of Sohu.com entering into such an agreement with Tencent and to determine whether such an agreement would be fair to, and in the best interests of, Sohu.com and its shareholders.
On July 27, 2020, Sohu.com and Tencent Limited, an affiliate of Tencent, signed a confidentiality agreement with respect to matters relating to the Proposed Transaction.
Also on July 27, 2020, Dr. Zhang, solely in his individual capacity as the beneficial holder of Class A Ordinary Shares, entered into an agreement with Tencent in which Dr. Zhang agreed to vote his Class A Ordinary Shares in favor of a transaction between Tencent and the Company and to sell such Class A Ordinary Shares to Tencent, either prior to or in such a transaction, at the same price per share as paid by Tencent to other shareholders of the Company in such a transaction.

Later on July 27, 2020, the Sogou Board received a letter from Tencent with Tencent’s non-binding proposal (the “Proposal”) for Tencent and its affiliates to acquire all of the outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, and Class B Ordinary Shares not already beneficially owned by Tencent in a statutory merger for cash consideration of $9.00 per Share or ADS (as revised from time to time, the “Proposed Transaction”).
Later on the same day, the Company and Sohu.com both issued press releases regarding the Sogou Board’s receipt of the Proposal. Sohu.com and the Company furnished Forms 6-K to the SEC on July 27, 2020 and July 28, 2020, respectively, with copies of their press releases.
At a special meeting of the Sogou Board held on July 31, 2020, the Sogou Board approved the formation of the Special Committee, consisting of Mr. Bin Gao, Ms. Janice Lee, and Ms. Jinmei He, all of whom are independent and disinterested members of the Sogou Board, to review and evaluate the Proposal; delegated to the Special Committee the authority to approve or reject a transaction based on the Proposal, to consider alternatives to the Proposal, and to retain a financial advisor and legal counsel to the Special Committee at the Company’s expense; and appointed Mr. Gao as the Chair of the Special Committee.
Later on the same day, the Special Committee held a meeting at which the Special Committee retained Goulston & Storrs to be the U.S. legal counsel to the Special Committee. In making the determination to retain Goulston & Storrs, the Special Committee considered the fact that Goulston & Storrs had been the Company’s U.S. legal counsel for several years, as well as Goulston & Storrs’s extensive experience with transactions similar to the Proposed Transaction. The Special Committee also considered whether Goulston & Storrs’s concurrent representation of Sohu.com and the Special Committee might present a conflict of interest, and determined that it would not, because the interests of Sohu.com and of the Unaffiliated Security Holders, both being shareholders of the Company who would sell their Shares and ADSs to Tencent in, or in connection with, the Proposed Transaction and would receive the same price per Share or ADS, could be expected to be aligned for all relevant purposes. Members of the Special Committee also noted that having the same U.S. legal counsel for both Sohu.com and the Special Committee could facilitate lines of communication as to matters that could be of assistance to the Special Committee in its evaluation and negotiation of the Proposed Transaction. Representatives of Goulston & Storrs then reviewed with members of the Special Committee the scope of the Special Committee’s authority delegated to the Special Committee by the Sogou Board and certain legal and procedural considerations with respect to the Proposed Transaction, and the Special Committee determined that it would invite a number of investment banks to submit proposals to serve as the Special Committee’s financial advisor with respect to the Proposed Transaction.
On July 31, 2020, the Company issued a press release announcing that the Sogou Board had formed the Special Committee to review and evaluate the Proposal and that the Special Committee had retained Goulston & Storrs as its U.S. legal counsel in connection with such review and evaluation. Both the Company and Sohu.com furnished Forms 6-K to the SEC with a copy of the Company’s press release. On August 5, 2020, Tencent and THL filed with the SEC a joint Schedule 13D (the “Original Tencent Schedule 13D”) with respect to the submission of the Proposal.
Between July 31, 2020 and August 8, 2020, the Special Committee interviewed three investment banks that had submitted proposals to serve as the Special Committee’s financial advisor. At a meeting held on August 8, 2020, after discussion and consideration of various matters related to such investment banks’ proposals and qualifications, including their experience in going-private transactions involving China-based companies listed in the U.S., the presence and depth of their operating teams in China, and their previous working relationships with the Company and Sohu.com, the Special Committee determined that it would retain Duff & Phelps as the financial advisor to the Special Committee, for a fixed fee, which would not be contingent upon the consummation of the proposed privatization transaction in relation to the Proposal or any conclusion in any opinion rendered by Duff & Phelps with respect to the Proposed Transaction. The Special Committee then negotiated the terms of Duff & Phelps’s retention, and entered into an engagement letter with Duff & Phelps on August 10, 2020.
On August 11, 2020, the Company issued a press release announcing that the Special Committee had retained Duff & Phelps as the Special Committee’s financial advisor in connection with its review and evaluation of the Proposal. On August 12, 2020, both the Company and Sohu.com furnished Forms 6-K to the SEC with a copy of the Company’s press release.
Between August 11, 2020 and August 18, 2020, as directed by the Special Committee, representatives of Duff & Phelps had several discussions with members of the management of the Company in connection with Duff & Phelps’s financial due diligence on the Company.
On August 17, 2020, the Company and Tencent entered into a confidentiality agreement with respect to the Proposal.
On August 17, 2020, Tencent sent an initial draft of the Sohu Share Purchase Agreement to Sohu.com. Between August 17, 2020 and September 27, 2020, representatives of Goulston & Storrs and of Davis Polk exchanged a number of interim drafts of, and had a number of discussions regarding, the Sohu Share Purchase Agreement.
On August 19, 2020, the Company and Sohu.com entered into a confidentiality agreement with respect to the Proposal.
On August 19, 2020, the Special Committee held a meeting with Duff & Phelps and Goulston & Storrs. At the meeting, representatives of Duff & Phelps reported to the Special Committee on the Duff & Phelps team’s financial due diligence investigation on the Company, which included on-site interviews of members of the management of the Company and finance team, and that Duff & Phelps had obtained from the management of the Company financial projections for the Company, which were prepared with respect to the Company as a standalone entity based on management’s current best estimates and judgment. Representatives of Duff & Phelps went over in detail with the Special Committee key line items in the financial projections, and answered various related questions from members of the Special Committee, and the Special Committee authorized Duff & Phelps to use such financial projections as a basis to perform a discounted cash flow analysis to be used as one of the key metrics in performing a valuation of the Company. The Special Committee also considered and determined that, in view of Sohu.com’s potentially stronger negotiating position with Tencent as the Company’s controlling shareholder, it would be desirable to discuss with Sohu.com whether Sohu.com expected to negotiate with Tencent as to the $9.00 price per Share contemplated by the Proposal. The Special Committee requested that Mr. Gao, as the Chair of the Special Committee, have such a discussion with Sohu.com.
On August 24, 2020, Davis Polk sent an initial draft of the Merger Agreement to Goulston & Storrs.
On September 1, 2020, the Sohu Board held a special meeting at which the Sohu Board, with assistance from its financial and legal advisors, determined that the $9.00 price per Share proposed by Tencent for the Sohu Share Purchase appeared to be fair to Sohu.com and its shareholders, while noting that the price per Share that would be agreed to by Sohu.com would be equal to, and therefore subject to, such price per Share or ADS as might be determined by the Special Committee to be fair to and in the best interests of the Company and the Unaffiliated Security Holders and approved by the Sogou Board. Such determination by the Sohu Board was based, in part, on Dr. Zhang’s informing the Sohu Board that he had negotiated hard with Mr. Lau of Tencent to reach a preliminary understanding as to the $9.00 price per Share, and that he did not believe that seeking a higher price would be fruitful. At the special meeting, the Sohu Board directed Sohu.com’s management to continue negotiating the other terms and conditions of the Sohu Share Purchase.
On September 2, 2020, Mr. Gao and representatives of Goulston & Storrs held a telephonic meeting with Mr. Deng of Sohu.com, at which Mr. Deng notified Mr. Gao that the Sohu Board had determined to not seek a price higher than $9.00 per Share for the Sohu Share Purchase.
Later on September 2, 2020, the Special Committee held a meeting with Duff & Phelps and Goulston & Storrs. Representatives of Duff & Phelps informed the Special Committee that Duff & Phelps had completed the financial and valuation analysis necessary to complete its fairness opinion, subject to receiving from the Company of final outstanding share and incentive award numbers. Representatives of Duff & Phelps also reported that its preliminary conclusion was that the Per Share Merger Consideration of $9.00 proposed by Tencent was above the price ranges resulting from each of the models used by Duff & Phelps in its financial and valuation analysis. Representatives of Goulston & Storrs then discussed with the Special

Committee certain key issues with respect to the draft Merger Agreement requiring further negotiation, including the size and specified triggers of termination fees that would be required to be paid by the Company to THL, or by THL to the Company, upon termination of the Merger Agreement under certain circumstances without the Merger having been completed. Mr. Bin Gao reported to the Special Committee the meeting with Mr. Deng of Sohu.com at which Mr. Deng informed him that the Sohu Board had determined that Sohu.com would not seek a price higher than $9.00 per Share with respect to the Sohu Share Purchase. The Special Committee then tentatively determined, subject to further consideration by the members, that the Special Committee would also not seek a higher price than $9.00 for the Per Share Merger Consideration and Per ADS Merger Consideration, and directed Goulston & Storrs to continue to negotiate with Davis Polk the other terms and conditions of the Merger Agreement.
On September 4, 2020, Goulston & Storrs sent a revised draft of the Merger Agreement to Davis Polk.
On September 11, 2020, Davis Polk sent a further revised draft of the Merger Agreement to Goulston & Storrs.
Between September 13, 2020 and September 28, 2020, representatives of Goulston & Storrs and of Davis Polk had a number of discussions regarding the Merger Agreement and exchanged a number of interim drafts of the Merger Agreement.
On September 22, 2020 representatives of Goulston & Storrs, through electronic text messaging, discussed with the Special Committee remaining key issues under the Merger Agreement and made suggestions as to how those issues might be resolved. Members of the Special Committee considered and generally adopted Goulston & Storrs’s suggestions. Also through electronic text messaging, the Special Committee confirmed that it did not consider it necessary or worthwhile to seek a higher price than $9.00 per Class A Ordinary Share or ADS under the Merger Agreement. The Special Committee’s determination was based, among other things, on the facts that the price of $9.00 per Class A Ordinary Share or ADS proposed by Tencent not only represented a significant premium over the trading prices of the ADSs on the NYSE prior to Sogou’s announcement of receipt of the Proposal, but also was above the price per Share ranges that the preliminary results of Duff & Phelps’s financial and valuation models had shown, and that Sohu.com had determined that it would not seek a price higher than $9.00 for the Sohu Share Purchase.
On September 27, 2020, Goulston & Storrs and Davis Polk reached a preliminary understanding as to the final form of the Sohu Share Purchase Agreement. Later on the same day, the Sohu Board adopted resolutions authorizing and approving, among other things, the execution, delivery, and performance of the Sohu Share Purchase Agreement and the consummation of the Sohu Share Purchase and the other transactions relating thereto.
On September 28, 2020, Goulston & Storrs and Davis Polk reached a preliminary understanding as to the final form of the Merger Agreement.
During the negotiations between the Special Committee and Tencent on the Merger Agreement, Conyers Dill & Pearman, the Special Committee’s Cayman Islands legal counsel, passed upon and advised on the validity of the Merger and certain other legal matters with respect to Cayman Islands law.
On September 29, 2020, the Special Committee held a meeting with Duff & Phelps and Goulston & Storrs. During the meeting, representatives of Duff & Phelps presented to the Special Committee its financial analyses with respect to the Company and the transaction proposed by Tencent to acquire, through the Merger, the Class A Ordinary Shares (other than the Excluded Shares) at the Per Share Merger Consideration and the ADSs (other than ADSs representing Excluded Shares) at the Per ADS Merger Consideration, and then rendered its oral opinion that as of September 29, 2020, the Per Share Merger Consideration and the Per ADS Merger Consideration to be paid to the Unaffiliated Security Holders in the Proposed Transaction were fair, from a financial point of view, to such Unaffiliated Security Holders, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in preparing its opinion. Its written fairness opinion was delivered later dated the same day. The full text of the written opinion of Duff & Phelps is attached as Exhibit (c)(1) to this Transaction Statement. For additional information regarding the financial analyses performed by and the opinion rendered by Duff & Phelps, please refer to “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 40. Representatives of Goulston & Storrs then gave the

Special Committee an overview of the material terms of the final draft of the Merger Agreement. The Special Committee members then, with the assistance of Goulston & Storrs, discussed and weighed various factors, including Duff & Phelps’s financial analysis and fairness opinion, tending to support a determination that the Merger, subject to the terms and conditions of the Merger Agreement, is fair to, and in the best interests of, the Company and the Unaffiliated Security Holders, and certain factors tending to not support such a determination. The Special Committee then unanimously (i) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and the Unaffiliated Security Holders, (ii) declared it advisable for the Company to enter into the Merger Agreement, the Plan of Merger, and the other transactions contemplated thereby, including the Merger, and (iii) recommended that the audit committee of the Sogou Board and the Sogou Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger Agreement and the Plan of Merger, and that the consummation by the Company of the Merger and the other transactions relating thereto, be approved by the audit committee of the Sogou Board and the Sogou Board. See “Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 for a detailed description of matters considered and determined by the Special Committee at the meeting.
Also on September 29, 2020, the Sogou Board and the Audit Committee of the Sogou Board, acting by unanimous written consent upon the Special Committee’s recommendation, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the transactions related thereto.
On September 29, 2020, the Company, THL, Parent and TML executed the Merger Agreement. At or about the same time as the Merger Agreement was executed, Sohu.com, Sohu Search, and Parent executed the Sohu Share Purchase Agreement, and THL and Parent entered into the Contribution Agreement.
On the same day, prior to the opening of the U.S. financial markets, the Company issued a press release announcing that the Company, THL, Parent and TML had entered into the Merger Agreement, and furnished a Form 6-K to the SEC with a copy of the Company’s press release and the Merger Agreement. Sohu.com issued a press release announcing that the Company had entered into the Merger Agreement and that Sohu.com, Sohu Search, and Parent had entered into the Sohu Share Purchase Agreement, and furnished a Form 6-K to the SEC with copies of the Company’s and Sohu.com’s press releases, the Merger Agreement, and the Sohu Share Purchase Agreement.
On October 2, 2020, Tencent and THL jointly filed with the SEC an amendment to the Original Tencent Schedule 13D with respect to the execution of the Merger Agreement, the Share Purchase Agreement, and the Contribution Agreement.
On October 9, 2020, Sohu.com and Sohu Search jointly filed with the SEC Schedule 13D with respect to the execution of the Sohu Share Purchase Agreement.
In late November 2020, Tencent made a filing requesting anti-monopoly clearance with respect to the Sohu Share Purchase and the Merger from relevant PRC regulatory authorities, and obtained such clearance in early July 2021. In view of the amount of the time that such clearance took, the parties twice agreed to extend the termination date under the Sohu Share Purchase Agreement and the Merger Agreement, first to July 31, 2021, and subsequently to December 31, 2021.
Reasons for the Merger and Position of the Special Committee and the Sogou Board
At a meeting on September 29, 2020, the Special Committee, after consultation with Duff & Phelps and Goulston & Storrs and after considering and weighing various factors, unanimously (i) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and the Unaffiliated Security Holders, (ii) declared it advisable for the Company to enter into the Merger Agreement, the Plan of Merger, and the other transactions contemplated thereby, including the Merger, and (iii) recommended that the audit committee of the Sogou Board and the Sogou Board approve the Merger Agreement and the Plan of Merger, substantially in the form presented to the Special Committee, and the performance by the Company of its obligations under the Merger

Agreement and the Plan of Merger, and that the consummation by the Company of the Merger and the other transactions relating thereto, be approved by the audit committee of the Sogou Board and the Sogou Board.
On September 29, 2020, the audit committee of the Sogou Board and the Sogou Board, each in their capacities as such, on behalf of the Company and acting by unanimous written consent upon the recommendation of the Special Committee, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger, and the consummation of the Merger and the transactions related thereto.
In reaching their determination, the Special Committee and the Sogou Board considered the factors and potential benefits of the Merger discussed below, each of which the Special Committee and the Sogou Board believe supported their decision to approve the Merger Agreement and the Special Committee’s determination that the Merger is fair to the Unaffiliated Security Holders. These factors and potential benefits are not listed in any relative order of importance.
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General Economic Trends and Business Pressures.    The headwinds faced by the Company resulting from increasing competition in the online search industry in China, from adverse pressure on the Company’s operating margins resulting from increases in traffic acquisition costs, and from the recent economic slowdown in China and throughout the world resulting from the Covid-19 pandemic, which have had, and can be expected to continue to have, an adverse impact on the Company’s financial performance.

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Premium Over Market Price of the ADSs.    The fact that the Per Share Merger Consideration and the Per ADS Merger Consideration of $9.00 represent a premium of approximately 56.5% to the closing trading price of the ADSs on July 24, 2020, the last trading day prior to the Company’s announcement of the Sogou Board’s receipt of the Proposal, and a premium of 83.0% to the volume-weighted average price during the last 30 trading days prior to the Company’s announcement.

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All-Cash Merger Consideration.    The fact that the merger consideration will be all cash, which will provide immediate liquidity to the Unaffiliated Security Holders and allow them to avoid post-Merger risks and uncertainties relating to the prospects of the Company.

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Opinion of Financial Advisor.    The Special Committee considered the financial analysis conducted and discussed with the Special Committee by representatives of Duff & Phelps, as well as the oral and written opinion of Duff & Phelps rendered to the Special Committee on September 29, 2020 as to the fairness, from a financial point of view as of that date, of the Per Share Merger Consideration and the Per ADS Merger Consideration to be paid to the Unaffiliated Security Holders in the Merger based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion (see “Opinion of the Special Committee’s Financial Advisor” beginning on page 40 of this Transaction Statement).

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Controlling Shareholder Approval.    The fact that Sohu.com, the Company’s indirect controlling shareholder, has indicated that it will agree to cause its subsidiary Sohu Search to sell all the Class A Ordinary Shares and Class B Ordinary Shares that Sohu.com beneficially owns, which represent approximately 33.7% of the outstanding Shares, to Tencent pursuant to the Sohu Share Purchase Agreement for the same $9.00 per Share that will be paid to the Unaffiliated Security Holders in the Merger.

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Approval of the Chairman of the Board as to His Shares.    The fact that Dr. Charles Zhang, the Company’s Chairman of the Board and the beneficial holder individually of approximately 6.4% of the Company’s outstanding shares, has agreed with Tencent that that he will support the Merger as to his Shares, and will receive the same $9.00 per Share in the Merger as will be paid to the Unaffiliated Security Holders.

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Potential Adverse U.S. Regulatory Changes.    The possibilities (i) that the U.S. Congress would enact, and the U.S. President would sign, then-pending legislation that had been adopted by the U.S. Senate and was being considered for adoption by the U.S. House of Representatives, entitled the “Holding Foreign Companies Accountable Act” (which legislation was indeed subsequently adopted by the U.S. House of Representatives and, on December 18, 2020, signed by the then U.S. President), purporting to address perceived risks to investors in U.S. financial markets from the PRC government’s purported failure to allow audit firms, such as the Company’s independent auditor, auditing U.S.-listed companies based in China to be adequately examined by the U.S. Public Company Accounting Oversight Board pursuant to U.S. securities law; and (ii) that such legislation, and any related statutes or SEC rules or regulations, could ultimately result in China-based U.S.-listed public companies such as the Company being delisted from U.S. stock exchanges, or being subject to other burdensome restrictions.
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Elimination of Unaffiliated Security Holder Exposure to Future Performance Risks of the Company. The Merger would shift the risk of the future financial performance of the Company from the Unaffiliated Security Holders, who do not have the power to control decisions made regarding the Company’s business, entirely to Tencent, which would have the power to control the Company’s business.

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No Third-Party Offers.    There has been no offer, other than the Proposal, within the past two years of which the Company is aware for a going-private or other similar transaction with respect to the Company.

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Unanimous Recommendation of the Special Committee.    The Sogou Board considered that the Special Committee, after evaluating the Proposed Transaction, unanimously determined that the Merger Agreement, the Plan of Merger, and the Merger are fair to, advisable, and in the best interests of the Company and Unaffiliated Security Holders and recommended that the Sogou Board authorize and approve the Merger Agreement, the Plan of Merger, and the Merger.

The Special Committee and the Sogou Board did not consider the Company’s net book value, which is defined as total assets minus total liabilities and is an accounting concept based on historical costs, as a factor because they believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.
In their consideration of the fairness of the proposed Merger, the Special Committee did not undertake an appraisal of the assets of the Company to determine the Company’s liquidation value for the Unaffiliated Security Holders, due to the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. In addition, the Special Committee did not consider the Company’s liquidation value to be a relevant valuation method because it considers the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.
The foregoing discussion of the information and factors considered and given weight by the Special Committee in connection with their evaluation of the fairness of the Merger to the Unaffiliated Security Holders is not intended to be exhaustive, but includes all material factors considered. The Special Committee found it impracticable to assign, and did not assign, relative weights to the foregoing factors considered by the Special Committee in reaching its conclusions as to the fairness of the Merger to the Unaffiliated Security Holders. Rather, the Special Committee made the fairness determinations after considering all of the foregoing factors as a whole.
In addition to the foregoing factors and analyses that supported the Special Committee’s conclusion that the Merger is fair to the Unaffiliated Security Holders, the Special Committee also weighed the following negative factors:
•
No Future Participation in the Prospects of the Company.    Following the consummation of the Merger, the Unaffiliated Security Holders will cease to participate in any future earnings of or benefit from any increases in the value of the Company. Following the Merger, Tencent could be in a better position than it is now to increase the Company’s revenues by fully integrating the Company’s products and services into Tencent’s popular platforms, including the QQ browser and WeChat, and Tencent could also cause the Company’s traffic acquisition costs to decrease considerably, in view of the fact that a significant portion of the Company’s existing user traffic is generated through Tencent platforms. Only Tencent, and not the Unaffiliated Security Holders, would enjoy any such benefits.

•
No Opportunity for the Unaffiliated Security Holders to Vote on the Merger.    Because the Merger is to be effected as a “short-form” merger pursuant to section 233(7) of Cayman Islands Companies Act, the Merger will not require approval by the Company’s shareholders. Therefore, the Unaffiliated Security Holders will not have the opportunity to vote on the Merger.

•
The Special Committee’s Determination that There Would be No Ability for Unaffiliated Security Holders to Follow the Statutory Procedure to Seek a Determination of the “Fair Value” of the Class A Ordinary Shares by Objecting in Advance to the Merger.    The Special Committee’s determination, based on the advice of Cayman Islands legal counsel, that, because the Merger would be a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act and thus would not require a shareholder vote, registered holders of Class A Ordinary Shares (including holders of ADSs who elected to surrender their ADSs and become such direct registered holders) would not be able to follow the statutory procedure of giving a written objection to the Merger in advance of a shareholder vote, which is a prerequisite to giving a written notice of dissent and issuing a petition to seek a determination of the “fair value” of shares by the Grand Court of the Cayman Islands under section 238 of the Cayman Islands Companies Act, which would otherwise be available if the Merger were a “long-form” merger under section 233(6) of the Cayman Islands Companies Act.

•
Potential Tax Liability of Unaffiliated Security Holders.    The potential tax consequences of the Merger to Unaffiliated Security Holders who are U.S. taxpayers or are taxpayers in other jurisdictions, notwithstanding that the Unaffiliated Security Holders will not be able to choose whether or not to participate in the Merger.

•
Breakup Fees and Limitation of Tencent Liability.    The fact that the Company may be required, under certain circumstances, to pay THL a termination fee of $30,000,000 in connection with a termination of the Merger Agreement and the fact that the Company’s right to recover damages from THL and Parent for a breach of the Merger Agreement will be limited, in most circumstances, to payment by THL of a termination fee of $60,000,000.

After weighing these negative factors and giving them due consideration, the Special Committee concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that it considered to support its belief that the Merger is fair to the Unaffiliated Security Holders.
In addition, the Special Committee and the Sogou Board believe that sufficient procedural safeguards are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:
•
all of the members of the Special Committee during the entire process were and are disinterested and independent directors free from any affiliation with the Tencent Group; none of the members of the Special Committee is or ever was an employee of the Company or any of its Subsidiaries; and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders, other than the members’ receipt of compensation in the ordinary course as members of the Sogou Board, their non-contingent compensation as members of the Special Committee, and their indemnification and liability insurance rights under the Merger Agreement;

•
the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, and that no limitations were placed on the Special Committee’s authority;

•
in considering the Proposed Transaction, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Tencent Group and its advisors on behalf of the Unaffiliated Security Holders;

•
the Special Committee was assisted in negotiations with the Tencent Group and in its evaluation of the Merger by Duff & Phelps as its financial advisor and Goulston & Storrs as its U.S. legal advisor;

•
the Special Committee was delegated from the Sogou Board the full and exclusive authority to evaluate the terms of the Proposed Transaction, to negotiate the terms of the Merger Agreement and the Merger, to consider alternative transactions, to determine whether to reject the Proposed Transaction, and to determine whether the Merger would be fair to, and in the best interests of, the Unaffiliated Security Holders and whether to recommend to the Sogou Board that it approve the Company’s entering into definitive agreements based on the Proposed Transaction;
•
the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Tencent Group and its advisors, on the other hand;

•
the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Merger;

•
the Special Committee has the right pursuant to the Merger Agreement to evaluate on behalf of the Company unsolicited alternative acquisition proposals from third parties that might arise between the date of the Merger Agreement and the Effective Time, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement subject to the payment to THL of a termination fee, and to recommend that the Sogou Board accept an alternative acquisition proposal, consistent with the Sogou Board’s fiduciary obligations; and

•
the Special Committee did not have any obligation to find that Merger Agreement is fair to, and in the best interests of, the Unaffiliated Security Holders, or to recommend that the Sogou Board approve the Merger Agreement and the Merger.

In the course of determining that such procedural safeguards were sufficient to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders, the Special Committee considered that the negative factors that the Unaffiliated Security Holders will not have the opportunity to vote on the Merger or, in the Special Committee’s view, to follow the statutory procedure to exercise dissenters’ rights under section 238 of the Cayman Islands Companies Act were outweighed by each of the foregoing factors and, in particular, that (i) because the Merger will be a short-form merger, the Cayman Islands Companies Act does not require a shareholder vote of any kind to approve the Merger, (ii) Cayman Islands Companies Act does not generally require or contemplate the approval of a merger by a majority of unaffiliated shareholders, even in the context of a long-form merger; (iii) the Special Committee believed that the voluntary imposition of such a vote requirement is relatively rare for Cayman Islands Companies, even in the context of transactions requiring an overall shareholder vote, (iv) the Special Committee’s view that the Unaffiliated Security Holders’ inability to follow the statutory procedure to exercise dissenters’ rights is inherent in the Cayman Islands Companies Act procedures for exercising dissenters’ rights, and (v) the Special Committee was aware that Sohu.com, the Company’s indirect controlling shareholder, had indicated that it would agree that Sohu Search would sell all the Class A Ordinary Shares and Class B Ordinary Shares that Sohu.com beneficially owns, which represent approximately 33.7% of the outstanding Shares, to Tencent pursuant to the Sohu Share Purchase Agreement for the same $9.00 per Share that will be paid to the Unaffiliated Security Holders in the Merger.
Following the completion of the Share Contribution under the Contribution Agreement and the Sohu Share Purchase under the Sohu Share Purchase Agreement, each of which is expected to occur shortly prior to the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands under the Merger Agreement, Parent will hold at least 90% of the total voting power in the Company prior to the Merger, and the Merger will be a “short-form” merger in accordance with Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the parties to the Merger. Nevertheless, the Special Committee believes that the Merger is procedurally fair to the Unaffiliated Security Holders because various safeguards and protective steps have been adopted to ensure the procedural fairness of the Merger, including (i) the Sogou Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either reject or recommend for approval by the Sogou Board) the Merger Agreement; (ii) the Special Committee’s retention of, and receipt of advice from, competent and experienced legal counsel and financial advisors; and (iii) the right of the Special Committee to consider, on behalf of the Company, unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the Effective Time.

Certain directors and executive officers of the Company have interests in the Merger that are different from, and/or in addition to, those of the Unaffiliated Security Holders by virtue of their continuing interests in the Surviving Company after the consummation of the Merger. These interests are described under the caption “Summary — Interests of the Company’s Directors and Executive Officers in the Merger.”
Position of the Tencent Group as to the Fairness of the Merger
Under SEC rules governing “going private” transactions, each member of the Tencent Group is required to express its beliefs as to the fairness of the Merger to the Unaffiliated Security Holders. The members of the Tencent Group are making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Tencent Group has interests in the Merger that are different from, and/or in addition to, those of Unaffiliated Security Holders by virtue of its continuing interests in the Surviving Company after the consummation of the Merger. These interests are described under the caption “— Interests of Certain Persons in the Merger — Interests of the Tencent Group” beginning on page 54.
The Tencent Group did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s advisors as to, the fairness of the Merger to the Unaffiliated Security Holders. The Tencent Group attempted to negotiate a transaction that would be most favorable to it, and not to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to the Unaffiliated Security Holders. The members of the Tencent Group did not perform, or engage a financial advisor to perform, any formal valuation to assist them in assessing the substantive and procedural fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders. Nevertheless, based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s management regarding the Company and its business, and the factors considered by, and the conclusions of, the Special Committee and the Sogou Board discussed in “— Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31, the Tencent Group believes the Merger is both substantively and procedurally fair to the Company’s Unaffiliated Security Holders based upon the following factors, which are not listed in any relative order of importance:
•
the Per ADS Merger Consideration of $9.00 represents a premium of approximately 56.5% over the closing price of $5.75 per ADS on July 24, 2020, the last trading day prior to the Company’s July 27, 2020 announcement of receipt of the Proposal, and a premium of approximately 83.0% over the average closing price per ADS during the 30 trading days preceding July 27, 2020;

•
in considering the Merger, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee was empowered to exercise the full power and authority of the Sogou Board in connection with considering the Merger and had independent control of the negotiations with the Tencent Group and its advisors on behalf of the Unaffiliated Security Holders;

•
the members of the Sogou Board serving on the Special Committee were and are independent and disinterested directors free from any affiliation with the Tencent Group; in addition, none of the members of the Sogou Board serving on the Special Committee has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (i) the Special Committee members’ receipt of compensation in the ordinary course for their service on the Sogou Board, (ii) Special Committee members’ compensation in connection with Special Committee’s evaluation of the Merger (which is not contingent upon the Special Committee’s or Sogou Board’s approval or disapproval of the Merger), and (iii) the members of the Sogou Board’s indemnification and liability insurance rights under the Merger Agreement;

•
the Special Committee retained and was advised by legal and financial advisors experienced in assisting committees such as the Special Committee in similar transactions;

•
the Special Committee did not have any obligation to approve the Merger Agreement, the Plan of Merger, and the related transactions, or to recommend that the Sogou Board approve them;

•
the Per Share Merger Consideration payable to the Unaffiliated Security Holders in the Merger is the same as the consideration of $9.00 per Share payable to Sohu Search, through which Sohu.com is the Company’s controlling shareholder, under the Sohu Share Purchase Agreement;

•
the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Tencent Group and its advisors, on the other hand;

•
the Special Committee determined unanimously that the Merger Agreement, the Plan of Merger, and the Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders;

•
the Sogou Board approved the Merger Agreement, the Plan of Merger, and the Merger based on the unanimous recommendation of the Special Committee and the Special Committee’s determination that the Merger Agreement, the Plan of Merger, and the Merger are fair to and in the best interests of the Company and the Unaffiliated Security Holders;

•
the consideration to be paid to the Unaffiliated Security Holders in the Merger is all cash and will provide immediate liquidity to the Unaffiliated Security Holders;

•
the Merger is not conditioned on any financing being obtained by THL or Parent, thus increasing the likelihood that the Merger will be consummated and the merger consideration will be paid to the Unaffiliated Security Holders;

•
in certain circumstances under the terms of the Merger Agreement, the Special Committee and the Sogou Board are able to change, withhold, withdraw, qualify or modify their approval of the Merger;

•
the Company has the ability, subject to compliance with the terms and conditions of the Merger Agreement, to terminate the Merger Agreement in order to accept an alternative transaction proposed by a third party that is a Superior Proposal or in connection with an Intervening Event;

•
the Merger Agreement requires THL to pay a reverse termination fee of $60,000,000, if the Merger Agreement is terminated under certain circumstances; and

•
the Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement.

Notwithstanding the fact that the Unaffiliated Security Holders will not be entitled to vote to approve or disapprove the Merger and notwithstanding the lack, in the view of the Tencent Group, of dissenters’ rights, the Tencent Group believes that the Merger is procedurally fair to the Unaffiliated Security Holders in view of (i) the fact that the consideration and negotiation of the Merger Agreement was conducted independently by the Special Committee, which acted solely to represent the interests of the Unaffiliated Security Holders; (ii) the fact that no shareholder vote is required for a short-form merger, such as the Merger, under the Cayman Islands Companies Act, and that the Unaffiliated Security Holders’ inability, in the view of the Tencent Group, to follow the statutory procedure to exercise dissenters’ rights is inherent in the Cayman Islands Companies Act procedures for exercising dissenters’ rights; (iii) the fact that the Special Committee received an opinion from Duff & Phelps regarding the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to Unaffiliated Security Holders; (iv) the fact that under certain circumstances pursuant to the terms of the Merger Agreement, the Company is able to terminate the Merger Agreement in order to accept an alternative transaction proposed by a third party that is a Superior Proposal or in connection with an Intervening Event; and (v) the fact that in parallel to the negotiation of the Merger, the Tencent Group negotiated the Sohu Share Purchase with Sohu.com, the indirect controlling shareholder of the Company, and the Per Share Merger Consideration payable to the Unaffiliated Security Holders in the Merger is the same as the per Share consideration payable to Sohu Search in the Sohu Share Purchase.
The Tencent Group did not consider the Company’s net book value as a factor in determining the fairness of the Merger to the Unaffiliated Security Holders. The Tencent Group believes that net book value, which is defined as total assets minus total liabilities and is an accounting concept based on historical costs, is not a material indicator of the Company’s value as a going concern because it does not take into account the future prospects of the Company, market conditions, trends in the industry in which the Company conducts its business or the business risks inherent in competing with other companies in the same industry, but rather is indicative of historical costs and therefore is not a relevant measure in the determination as to the fairness of the Merger.
The Tencent Group did not establish, and did not consider, a going concern value for the Company as a public company to determine the fairness of the Per Share Merger Consideration and the Per ADS Merger Consideration to the Unaffiliated Security Holders because, following the Merger, the Company will have a significantly different capital structure. However, to the extent the pre-Merger going concern value was reflected in the price of the Company’s ADSs prior to the announcement of the Proposal, the Per Share Merger Consideration and the Per ADS Merger Consideration represent a premium to the going concern value of the Company.
The Tencent Group believes that the Company’s potential liquidation value is not a meaningful factor in an assessment of the fairness of the Per ADS Merger Consideration and Per Share Merger Consideration to the Unaffiliated Security Holders, because the Company’s value is derived primarily from the cash flows it generates from its current business operations, and the Tencent Group expects the Company to continue its current business operations following the Merger. In addition, in view of the nature of the Company’s assets and operations and the consequent considerable execution risk that would be inherent in a liquidation of the Company’s assets, the Tencent Group believes that it would be difficult to arrive at a realistic assessment of the Company’s liquidation value.
The Tencent Group did not perform or receive any independent reports, opinions or appraisals from any third party related to the Merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders.
Members of the Tencent Group are not aware of any firm offer made by any Person unaffiliated with the Company during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.
The foregoing is a summary of the information and factors considered by the Tencent Group in connection with its evaluation of the fairness of the Merger to the Unaffiliated Security Holders, which is not intended to be exhaustive, but includes all material factors considered. The Tencent Group did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Merger to the Unaffiliated Security Holders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.
Certain Financial Projections
Other than providing estimates of certain financial results expected for the then current fiscal quarter in its regular press releases reporting results for the previous fiscal quarter, the Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. However, the Company’s management prepared a detailed financial projection for the Company for the fiscal years ending December 31, 2020 through December 31, 2025 for the Special Committee and Duff & Phelps in connection with Duff & Phelps’s financial analysis of the Merger (the “Management Projections”). The Management Projections, which were based on the Company’s management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use by the Special Committee and for use by Duff & Phelps in its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts or U.S. generally accepted accounting principles.
The inclusion of the Management Projections should not be regarded as an indication that the Company, the Sogou Board, the Special Committee, or Duff & Phelps considered, or now considers, the Management Projections to be a reliable prediction of future results. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections.
The Management Projections were prepared by the Company’s management in August 2020, based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections were prepared in good faith by management, no assurance can be made regarding future events, and actual results may be significantly higher or lower than forecasted by the Management Projections. The Management Projections also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market, and financial conditions and the factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control. The material assumptions underlying the Management Projections are as follows: (a) there will be a gradual lessening of the impact of the COVID-19 pandemic on the Company’s business and financial results beginning in 2021; (b) the Company will develop products and services for mobile devices that are successful in an increasingly competitive market; (c) the Company will be able to upgrade its overall online-search capabilities, develop its newsfeed content distribution, and build vertical search capabilities for video content; (d) the Company will continue to upgrade the AI capabilities of the Company’s Sogou Input Method and successfully tap the commercial value of Sogou Input Method’s large user base; (e) the Company will successfully develop AI-enabled hardware products and services that enable a new level of human-computer interaction; (f) the Company will successfully develop and provide new healthcare information products and services, including digital family doctor services, through content production, knowledge computing, and avatar technology that meet users’ expectations and needs; and (g) the Company’s expenses will increase, at a projected annual rate of approximately 10%, in line with increased efforts to improve and promote the Company’s market competitiveness, products, and brand. The Management Projections also assume that the Company would continue to operate as a standalone company and do not reflect any impact of the Proposed Transaction. Furthermore, the Management Projections do not take into account any failure of the Merger to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections will prove accurate, that the projected results will be realized, or that actual results will not be significantly higher or lower than projected results. The Management Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.
Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. None of the Company or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that projected results will be achieved.
Neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections and, accordingly, neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.
The following table summarizes the Management Projections prepared by the management of the Company and considered by the Special Committee in connection with the analysis of the Merger and by Duff & Phelps in connection with the delivery of its fairness opinion:

	Management Projections
	Fiscal Year Ending December 31,
	2020E	2021E	2022E	2023E	2024E	2025E
	(in RMB million except percentage)
Total Revenue(1)	6,864	6,902	8,264	10,302	12,808	15,584
Cost of Revenue	5,298	5,143	5,890	6,928	7,967	9,472
Gross Profit(2)	1,566	1,759	2,373	3,374	4,481	6,112
Gross Margin	23%	25%	29%	33%	38%	39%
Operating Expense(3)	2,585	2,826	3,024	3,388	3,812	4,276
Operating Income	(1,019)	(1,066)	(651)	(14)	1,029	1,837
% Margin	−15%	−15%	−8%	0%	8%	12%
Depreciation and Amortization(4)	390	412	431	451	468	486
EBITDA(5)	(629)	(655)	(220)	437	1,497	2,322
% Margin	−9%	−9%	−3%	4%	12%	15%

(1)
Total revenue is projected to increase to RMB 15.6 billion by 2025, reflecting a compound annual growth rate (the “CAGR”) of 18% from 2020 to 2025.

(2)
Gross margin is projected to average 31% from 2020 to 2025, increasing from 23% in 2020 to 39% by 2025.

(3)
Operating expenses is projected to increase to RMB 4.3 billion by 2025, reflecting a CAGR of 11% from 2020 to 2025.

(4)
Depreciation and amortization expenses for a specified year are included in the calculation of the cost of revenue for that year.

(5)
EBITDA margin is projected to be negative from 2020 to 2022 before turning positive in 2023. EBITDA margin is projected to reach 15% by 2025 and averages 2% from 2020 to 2025.

Duff & Phelps reviewed with the Special Committee certain financial analyses that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the Sogou Board, dated as of September 29, 2020” filed as Exhibit (c)(2) to this Transaction Statement and “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 40.
The Management Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 67 and “Item 3. Key Information — Risk Factors” included in the Sogou 2020 Form 20-F, which is incorporated by reference into this Transaction Statement.
Opinion of the Special Committee’s Financial Advisor
In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’s procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:
•
reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended December 31, 2015 through December 31, 2019 and the Company’s unaudited interim financial statements for the six months ended June 30, 2018, June 30, 2019 and June 30, 2020 included in the Company’s Form 6-K filed with the SEC;

•
reviewed the Company’s unaudited segment financial information for the years ended December 31, 2015 through December 31, 2019 and for the six months ended June 30, 2018, June 30, 2019 and June 30, 2020, each provided by the management of the Company;

•
reviewed information regarding the Company’s long-term investments (the “Long-term Investments”), including, among other information, unaudited book values recorded by the Company as of June 30, 2020 and latest financing information and the ownership by the Company of certain investments, each provided by the management of the Company;

•
reviewed the Management Projections, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis;

•
reviewed other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

•
reviewed a letter dated September 28, 2020 from the management of the Company, which made certain representations as to certain historical financial information for the Company, the Long-term Investments, and the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”);

•
reviewed documents related to the Merger, including a draft of the Merger Agreement and a draft of the Sohu Share Purchase Agreement dated September 28, 2020;

•
discussed the information referred to above and the background and other elements of the Merger with the management of the Company;

•
discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

•
reviewed the historical trading price and trading volume of the ADSs, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•
performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•
conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Merger, Duff & Phelps, with the Company’s and the Special Committee’s consent:
•
relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

•
relied upon the fact that the Special Committee, the Sogou Board, and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;

•
assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions;

•
assumed that the information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Merger;

•
assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

•
assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•
assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, businesses, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•
assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement, in each case without any amendments thereto or any waivers of any terms or conditions thereof; and

•
assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, Duff & Phelps’s opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’s analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.
Duff & Phelps prepared its opinion effective as of the date thereof. Its opinion was necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date thereof. The credit, financial and stock markets have been experiencing unusual volatility and Duff & Phelps expresses no opinion or view as to any potential effects of such volatility on the Company or the Merger.
Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.
Duff & Phelps is not expressing any opinion as to the market price or value of the Shares or ADSs (or anything else) after the announcement or the completion of the Merger. Duff & Phelps’s opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering its opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation.
Duff & Phelps’s opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’s express consent. Duff & Phelps has consented to the inclusion of the opinion in its entirety and the description hereof in this Transaction Statement and any other filing the Company is required to make with the SEC in connection with the Merger if such inclusion is required by applicable law. The opinion (i) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) is not a recommendation as to how the Special Committee, the Sogou Board or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction; and (iv) does not indicate that the Per Share Merger Consideration or the Per ADS Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Merger Consideration or the Per ADS Merger Consideration is within or above a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. Duff & Phelps’s opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
The Company is organized under the laws of the Cayman Islands and the relationship of the Special Committee and the Company and its shareholders is governed by Cayman Islands law. Duff & Phelps has informed the Company that Duff & Phelps’s engagement letter with the Special Committee does not create any contractual relationship with the Company’s shareholders, and that it does not believe that under the laws of the Cayman Islands there is any extra-contractual fiduciary relationship between Duff & Phelps and the Company’s shareholders as a result of Duff & Phelps’ rendering of a fairness opinion to the Special Committee.
Duff & Phelps has been advised by its U.S. attorneys that they do not believe that its engagement letter with the Special Committee creates any contractual relationship with the Company’s shareholders. Duff & Phelps has informed the Company that its attorneys formed that belief in reliance on Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008), in which the 7th Circuit dismissed state law claims by target shareholders against the target company’s financial advisor arising out of the inclusion of a fairness opinion in a merger proxy statement, holding that, under the terms of the financial advisor’s engagement letter, no contractual or extra-contractual duties to shareholders arose. The 7th Circuit in Joyce v. Morgan Stanley stated that “… we see no way that the Shareholders can show that their relationship with Morgan Stanley possessed the ‘special circumstances’ necessary to give rise to an extra-contractual fiduciary duty…. The exhibits leave no doubt that Morgan Stanley did not accept any such responsibility, and so no fiduciary duty toward the Shareholders ever arose. The engagement letter, which defines the advising relationship, explicitly noted that Morgan Stanley was working only for the corporation. The fairness opinion also disclaimed a duty to the Shareholders. Thus, Morgan Stanley never owed any contractual nor extra-contractual duty to the Shareholders.” Duff & Phelps has noted that its engagement letter with the Special Committee contains similar provisions expressly providing that Duff & Phelps and the Special Committee did not intend to create any fiduciary relationship between the Special Committee and Duff & Phelps.
Duff & Phelps has also been advised by its U.S. attorneys that, although certain U.S. state courts applying U.S. law have posited that the fiduciary relationship between a special committee of a U.S. corporation and its shareholders under state corporate law may establish privity between the shareholders and any persons in contractual privity with the special committee, such legal authority is not applicable in the present case, because the Company is organized under the laws of the Cayman Islands and the relationship of the Special Committee and the Company and its shareholders is governed by Cayman Islands law. Duff & Phelps has been advised by its Cayman Islands attorneys that under the laws of the Cayman Islands there does not appear to be any similar doctrine to “extra-contractual fiduciary duty” and therefore no such fiduciary relationship arises between Duff & Phelps and the Company’s shareholders as a result of Duff & Phelps’s rendering of a fairness opinion to the Special Committee in connection with the Merger.
Duff & Phelps has been further advised by its Cayman Islands attorneys as follows:
•
Cayman Islands common law, including the doctrine of stare decisis (or precedent), is applied by the Cayman Islands courts. If there are no binding Cayman Islands decisions, decisions from the English courts and those of other English common law jurisdictions are persuasive. However, Cayman Islands courts are bound by the decisions of the Privy Council, London, sitting on an appeal from a Cayman Islands decision.

•
They are not aware of any precedent in Cayman Islands law which has ruled that a financial advisor, as a counterparty to a contract with a special committee of a company, owes any duties, including contractual, tortious (see below) and/or fiduciary, to the shareholders, such that a cause of action could be pursued directly by such shareholders against the financial advisor. A claim in contract requires for there to be privity of contract such that non-parties to the contract have no right to bring a contract claim (In The Matter Of Omni Securities Limited (No. 3) [1998 CILR 275]).

•
If faced with a claim by a shareholder that the financial advisor to a special committee of the board of the Cayman Islands’ company owed fiduciary duties to the shareholders, a Cayman Islands court would likely strike out the claim. As a matter of Cayman Islands law, a third party, such as a financial advisor to a company, does not owe fiduciary duties to either the company (for which any duty is typically contractual) or to the shareholders (as to which there is no fiduciary duty at all). A claimant shareholder would therefore have no standing to bring the claim. A chose in action (a claim) belonging to a company, for example as a counterparty to a contract with a financial advisor, for breach of contract and/or a tort, can only be brought in a court of law by the company itself. A shareholder has no right to seek to vindicate the company’s cause of action: Foss v Harbottle (1843) 2 Hare 461.

•
The categories of fiduciary relationship in Cayman Islands law are not closed (English v Dedham Vale Properties [1978] 1 W.L.R. 93 at 110) and common categories include: trustee and beneficiary; agents and principals; solicitors and clients; promoters and the company they are promoting; partners to each other; guardians to their wards; receivers on whose behalf s/he act; directors and companies etc. (para 7-004, Snell’s Equity, 33rd edition, Sweet & Maxell). There is, however, growing judicial support for the view that: “a fiduciary is someone who has undertaken to act for or on behalf of another in a particular matter in circumstances which give rise to a relationship of trust and confidence” (Bristol & West Building Society v. Mothew [1998] Ch. 1 at 18). It seems unlikely that a financial advisor to a special committee of a company could have a relationship of trust and confidence with the shareholders of the company.

•
In the Supreme Court of the United Kingdom case of Sevilleja v Marex Financial Ltd [2020] UKSC 31 it was held that shareholders are barred from bringing claims which seek to recover a sum equal to the diminution in the market value of their shares, or equal to the likely diminution in dividend, due to a rule of law known as “reflective loss” such that when a shareholder acquires a share he or she accepts the fact that the value of his or her investment follows the fortunes of the company and that he or she can only exercise his influence over the fortunes of the company by the exercise of his or her voting rights in general meetings. The rule was established by the decision of the Court of Appeal in Prudential Assurance Co Ltd v Newman Industries Ltd (No 2) [1982] Ch 204 at 224 and the decision of the House of Lords in Johnson v Gore Wood & Co [2002] 2 AC 1 which precludes recovery of loss, where the “loss” is merely a reflection of the loss suffered by the company. Equally therefore, shareholders would be barred from bringing such “reflective loss” claims against the company’s third party financial advisor.

•
The exception to the reflective loss rule is that a shareholder may be able to bring a derivative action on behalf of a company against a third party financial advisor to the company if it can be shown that those in control of the company (i.e., the board of directors) do not want to pursue a valid claim on the company’s behalf (Prudential Assurance Co Ltd v Newman Industries Ltd (No 2) [1982] Ch 204 at 211). The claim would still belong to the company, who would be the named plaintiff, and not to shareholders, however.

•
A shareholder could bring a claim against a financial advisor wrongdoer in respect of a breach of duty owed in tort, for damages that are personal losses, so long as these do not include “diminution in the market value of its shares, or equal to the likely diminution in dividend” (i.e., reflective loss) (Johnson v Gore Wood & Co [2002] 2 AC 1 61C to 62D). A non-reflective loss tort may be actionable if a legal duty of care exists based on a tripartite test: harm must be reasonably foreseeable as a result of the defendant’s conduct; the parties must be in a relationship of proximity; and it must be fair, just and reasonable to impose liability (Caparo Industries PLC v Dickman [1990] UKHL 2 and In The Matter Of Omni Securities Limited (No. 3) [1998 CILR 275]). Duff & Phelps’s Cayman Islands attorneys are not aware of any Cayman Islands case where a non-reflective loss claim in tort has been brought by a company’s shareholders against the financial advisor to a company.

Duff & Phelps has informed the Company that it intends to assert the substance of the disclaimers included in this Transaction Statement, its opinion and its presentation to the Special Committee as a defense to any claim by shareholders of the Company that might be brought against it under applicable law. Duff & Phelps has further advised the Company that it is of the opinion that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the Sogou Board under applicable law, or the rights and responsibilities of the Sogou Board or Duff & Phelps under the U.S. federal securities laws.
Duff & Phelps’s opinion is solely that of Duff & Phelps, and Duff & Phelps’s liability in connection with the opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company, and the Special Committee dated August 10, 2020. Duff & Phelps’s opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in such engagement letter.
Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Exhibit (c)(1). While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’s own experience and judgment.
The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’s financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’s financial analyses.
Discounted Cash Flow Analysis
Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2020 through December 31, 2025, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections, which are described in this Transaction Statement in the section entitled “Special Factors — Certain Financial Projections” beginning on page 38. The costs associated with the Company being a publicly listed company, as provided by the management of the Company, were excluded from the financial projections because such costs would likely be eliminated as a result of the Merger.
Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2025 (the “Terminal Value”) using a perpetuity growth formula assuming a 5.50% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 12.00% to 14.00%, reflecting Duff & Phelps’s estimate of the Company’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company’s weighted average cost of capital by estimating the weighted average of the Company’s cost of equity (derived using the capital asset pricing model) and the Company’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.
Based on these assumptions, Duff & Phelps’s discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB9.95 billion to RMB14.27 billion.
Selected Public Companies and Merger and Acquisition Transactions Analyses
Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.
The companies utilized for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions utilized for comparative purposes in the following analysis were not directly comparable to the Merger. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and selected merger and acquisition transactions analysis is subject to certain limitations.
Selected Public Companies Analysis.    Duff & Phelps analyzed the products and services provided by the Company and searched for publicly traded companies in the same industry as the Company and then compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in online search industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The six companies included in the selected public companies analysis in the online search industry were:
Online Search Companies	• Alphabet Inc.
• Baidu, Inc.
• Z Holdings Corporation
• NAVER Corporation
• Yandex N.V.
• Kakao Corp.
Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.
The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2020, 2021 and 2022 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s fiscal year ends for which information was available. Data related to the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”) were adjusted for purposes of this analysis to eliminate public company costs and non-recurring income (expenses) and include share-based compensation.
Due to the limited comparability of the selected public companies’ financial metrics relative to the Company, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Company implied by the valuation range determined from the discounted cash flow analysis in the context of the Company’s relative size, growth in revenue and profits, profit margins, capital spending and other characteristics that it deemed relevant.

	REVENUE GROWTH					EBITDA GROWTH					EBITDA MARGIN
	3-YR CAGR	LTM	2020	2021	2022	3-YR CAGR	LTM	2020	2021	2022	3-YR AVG	LTM	2020	2021	2022
Alphabet Inc.	21.5%	12.0%	7.1%	20.6%	16.2%	17.3%	3.0%	−3.7%	27.2%	16.2%	30.8%	27.7%	26.7%	28.2%	28.2%
Baidu, Inc.(1)	15.2	0.1	−1.6	13.1	11.4	−3.0	68.4	20.0	24.8	15.2	18.5	16.1	14.5	16.0	16.6
Z Holdings Corporation	7.2	13.2	12.9	7.5	26.8	−0.7	32.7	16.0	16.7	19.8	22.6	23.6	22.8	24.8	23.4
NAVER Corporation	17.9	17.0	16.7	16.2	12.2	−1.2	19.3	19.5	34.4	19.8	23.1	19.2	18.8	21.7	23.1
Yandex N.V.	32.2	23.3	25.8	43.2	26.0	31.7	−11.3	−2.5	47.9	40.0	28.4	22.9	21.2	21.9	24.3
Kakao Corp.	28.0	27.3	28.6	23.4	19.6	22.6	103.6	56.2	43.4	20.8	12.4	16.2	16.8	19.5	19.7
Mean	20.3%	15.5%	14.9%	20.7%	18.7%	11.1%	36.0%	17.6%	32.4%	22.0%	22.6%	21.0%	20.1%	22.0%	22.5%
Median	19.7%	15.1%	14.8%	18.4%	17.9%	8.3%	26.0%	17.8%	30.8%	19.8%	22.8%	21.0%	20.0%	21.8%	23.3%
Baidu Core Business(2)											31.5%	31.3%	31.9%	28.0%	25.3%
Sogou Inc.(3)	22.6%	3.2%	−15.2%	0.6%	19.7%	9.3%	−15.1%	NM	NM	NM	14.0%	6.2%	−8.9%	−9.2%	−2.4%
	ENTERPRISE VALUE AS MULTIPLE OF
	3-YR AVG EBITDA	LTM EBITDA	2020 EBITDA	2021 EBITDA	2022 EBITDA	3-YR AVG EBIT	LTM EBIT	2020 EBIT	2021 EBIT	2022 EBIT	LTM Revenue	2020 Revenue	2021 Revenue	2022 Revenue
Alphabet Inc.	21.6x	19.6x	19.5x	15.3x	13.2x	27.7x	27.1x	27.5x	20.7x	17.1x	5.45x	5.22x	4.33x	3.72x
Baidu, Inc.(1)	11.9	12.2	13.6	10.9	9.5	16.9	19.4	21.4	15.7	10.1	1.98	1.97	1.74	1.56
Z Holdings Corporation	16.2	13.5	13.4	11.5	9.6	22.1	20.8	20.8	15.8	14.3	3.19	3.06	2.84	2.24
NAVER Corporation	29.8	27.7	26.1	19.5	16.2	40.0	45.6	36.2	25.2	20.2	5.32	4.90	4.22	3.76
Yandex N.V.	43.9	38.9	35.2	23.8	17.0	NM	NM	57.4	36.8	25.1	8.89	7.46	5.21	4.13
Kakao Corp.	NM	49.1	41.6	29.0	24.0	NM	NM	62.7	39.3	30.5	7.97	6.97	5.65	4.72
Mean	24.7x	26.9x	24.9x	18.3x	14.9x	26.7x	28.2x	37.7x	25.6x	19.6x	5.47x	4.93x	4.00x	3.36x
Median	21.6x	23.7x	22.8x	17.4x	14.7x	24.9x	24.0x	31.9x	22.9x	18.7x	5.38x	5.06x	4.27x	3.74x
Baidu Core Business(2)											1.02x	1.04x	0.92x	0.84x

Notes:
(1)
EBITDA metrics of Baidu, Inc. are after amortization of licensing.

(2)
Baidu Core Business is Baidu, Inc. excluding the iQiyi segment. Historical financial information based on segment data from SEC filings. Financial projections based on difference between Baidu, Inc. and iQiyi, Inc. projections from analyst reports. Enterprise value calculated by adjusting Baidu, Inc.’s enterprise value to exclude the market value of its stake in iQiyi, non-controlling interest attributable to iQiyi, and cash, debt, and investments attributable to iQiyi.

(3)
Sogou Inc.’s financial performance metrics presented are adjusted to exclude public company costs and non-recurring income and expenses and include share-based compensation. Projected metrics reflect the Management Projections.

CAGR = Compound Annual Growth Rate
LTM = Latest Twelve Months
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) — (Cash & Equivalents) — (Net Non-Operating Assets)
EBIT = Earnings Before Interest and Taxes
Source: Capital IQ, Bloomberg, Company filings, press releases
Selected M&A Transactions Analysis.   Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Merger and the availability of public information related to the transaction.

The selected transactions indicated enterprise value to LTM revenue multiples ranging from 0.44x to 45.92x with a median of 2.45x, enterprise value to LTM EBIT multiples ranging from 11.0x to 47.4x with a median of 26.2x enterprise value to LTM EBITDA multiples ranging from 4.8x to 66.2x with a median of 14.3x.
The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.
($ in millions)
Announced Date	Target Name	Acquirer Name	Enterprise Value	Equity Value	LTM Revenue	LTM EBITDA	LTM EBIT	EBITDA Margin	EV / EBITDA	EV / EBIT	EV / Revenue
7/12/20	Webcentral Group Limited	Web.com Group, Inc.	$59	$8	$58	$7	$1	12.2%	8.3x	47.4x	1.02x
4/2/20	58.com Inc.	General Atlantic; Warburg Pincus; Ohio River Investment; Ocean Link Partners; THL E Limited; Huang River Investment	$7,987	$9,002	$2,131	$813	$729	38.2%	9.8x	11.0x	3.75x
9/3/19	Team Internet AG	CentralNic Group Plc	$51	$48	$68	$11	NA	15.9%	4.8x	NA	0.76x
6/20/18	Web.com Group, Inc.	Siris Capital Group, LLC	$2,035	$1,422	$751	$142	$83	18.9%	14.3x	24.6x	2.71x
5/9/18	Mitula Group Limited	LIFULL Co., Ltd.	$145	$160	$27	$7	$5	27.5%	19.5x	27.9x	5.36x
11/26/17	Bazaarvoice, Inc.	Marlin Equity Partners, LLC; Marlin Equity IV LP; Marlin Equity V	$456	$516	$206	$1	NA	0.4%	NM	NA	2.21x
7/24/17	WebMD Health Corp.	MH SUB I, LLC	$2,641	$2,527	$709	$185	$167	26.0%	14.3x	15.8x	3.73x
6/20/17	ARI Network Services, Inc.	True Wind Capital Management, L.P.; True Wind Capital, L.P.	$138	$123	$51	$7	$4	12.8%	21.1x	35.6x	2.69x
8/25/16	Oneclickretail.com LLC	Ascential plc	$225	$44	$5	$3	NA	69.4%	66.2x	NA	45.92x
7/23/16	Yahoo! Inc., Operating Business	Verizon Communications Inc.	$4,476	$4,476	$5,169	$381	$(127)	7.4%	11.8x	NM	0.87x
6/27/16	ReachLocal, Inc.	Gannett Co., Inc.	$158	$139	$362	NA	NA	NA	NA	NA	0.44x
2/11/16	Yodle, Inc.	Web.com Group, Inc.	$418	$300	$208	NA	NA	NA	NA	NA	2.01x
			Mean						18.9x	27.0x	5.95x
			Median						14.3x	26.2x	2.45x
Summary of Selected Public Companies / M&A Transactions Analyses
Duff& Phelps noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections titled “Selected Public Companies Analysis” and “Selected M&A Transactions Analysis” above, respectively.
Summary of Discounted Cash Flow Analysis and Selected Public Companies / M&A Transactions Analyses
The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was RMB9.95 billion to RMB14.27 billion. Duff & Phelps concluded that the Company’s enterprise value was within a range of RMB9.95 billion to RMB14.27 billion based on the analyses described above.
Based on the concluded enterprise value, Duff & Phelps estimated the range of equity value of the Company to be RMB18.406 billion to RMB22.726 billion by:
•
adding proceeds from exercise of options of RMB1.43 million;

•
adding cash and short-term investments of RMB8.115 billion;

•
adding restricted cash of RMB39.36 million;

•
adding long-term investments of RMB916.07 million;

•
adding other assets of RMB48.95 million;

•
subtracting non-controlling interest of RMB1.59 million; and

•
subtracting working capital deficit of RMB860.00 million.

Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from US$6.99 to US$8.63.
Summary of Financial Analysis
Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of the Class A Ordinary Shares (other than the Excluded Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs representing the Excluded Shares) in the Merger was above the range of the per Class A Ordinary Share and per ADS value indicated in its analyses.
Duff & Phelps’s opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.
Fees and Expenses
As compensation for Duff & Phelps’s services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of US$850,000, consisting of a nonrefundable retainer of US$425,000 payable upon engagement, and US$425,000 payable upon Duff & Phelps rendering the opinion at the request of the Special Committee.
No portion of Duff & Phelps’s fee is refundable or contingent upon the consummation of a transaction, including the Merger, or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with the rendering of its opinion not to exceed US$50,000.
The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Sogou Board are aware of these fee arrangements.
Disclosure of Prior Relationships
During the two years preceding the date of Duff & Phelps’s opinion, in matters unrelated to the Merger, Duff & Phelps provided certain valuation services to Tencent, Sohu.com, and the Company (or their respective affiliates) and received fees, expense reimbursement, and indemnification for such engagements.
Tencent Group’s Reasons for the Merger
Under Rule 13e-3 and related SEC rules under the Exchange Act governing “going private” transactions, each member of the Tencent Group is deemed to be engaged in a “going private” transaction and is required to express its reasons for the Merger to the Unaffiliated Security Holders. The members of the Tencent Group are making the statements below solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Tencent Group, the purpose of the Merger is to enable Tencent to acquire 100% control of the Company in a transaction in which Unaffiliated Security Holders will be cashed out in exchange for the Per ADS Merger Consideration and the Per Share Merger Consideration, such that Tencent will bear the rewards and risks of sole direct and indirect ownership of the Company after the Merger is completed, including any increases in value of the Company from improvements to the Company’s operations and results.

Following THL’s investment in the Company in September 2013, Tencent continually evaluated the Company’s business, prospects, and financial condition; market conditions; and other developments and factors it deemed relevant to the management of its investment in the Company. The Tencent Group believes that the operating environment for the Company has changed in a significant manner since the Company’s initial public offering and that the Company has been facing increasing challenges recently, with the already high search penetration in a mature Internet user base and the shift in the advertising customers’ performance-based advertising budgets from traditional search channels to vertical apps and short-form video platforms that have more targeted traffic and better content ecosystems. These changes caused a significant slowdown in the Company’s revenue growth in 2019 compared with previous years and, when coupled with the headwinds from the COVID-19 pandemic and the general economic slowdown in China and throughout the world since the beginning of 2020, were expected to further increase the uncertainty and volatility inherent in the businesses of the Company and cause considerably greater short and medium-term volatility in the Company’s earnings. Responding to such current challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Tencent Group believes that these strategies would be most effectively implemented in the context of a private company structure. The Tencent Group also believes that the Company will benefit from having a strong parent company that will be controlled by Tencent and that will be committed to investing in the long-term growth of the business and presenting the Company with significant partnership and synergy opportunities. Following the Merger, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance. Further, as a privately held company, the Company will be relieved of many of the other expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002.
In light of the Tencent Group’s evaluation of the competitive landscape and the increasing challenges faced by the Company as described above, including the pressure on the Company’s operating and financial performance as a result of the recent economic slowdown in China, the Tencent Group decided to propose the Merger at this time because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the Merger, the Tencent Group did not consider alternative transaction structures, because the Tencent Group believed that a short-form merger under Section 233(7) of the Cayman Islands Companies Act, such as the Merger, is the most efficient way for the Tencent Group to acquire full ownership of the Company.
Effects of the Merger on the Company
Memorandum and Articles of Association; Management
The memorandum and articles of association in the form of Annex 2 to the Plan of Merger that is attached to the Merger Agreement, which in turn is attached to this Transaction Statement as Exhibit (d)(1), will be the memorandum and articles of association of the Company, as the Surviving Company, as of and after the Effective Time. In addition, the directors of Parent immediately prior to the Effective Time will become the initial directors of the Surviving Company at and after the Effective Time. The executive officers of the Company immediately prior to the Effective Time will continue to be the executive officers of the Company following the completion of the Merger unless otherwise determined by THL prior to the Effective Time.
Company Privately Held; Delisting from the NYSE; Termination of SEC Registration
The Merger is a going-private transaction pursuant to which Parent will merge with and into the Company, with the Company continuing as the Surviving Company resulting from the Merger. After the Merger is completed, the Company will be a privately-held company, all of the outstanding equity shares of which will be owned indirectly by Tencent. As a result of the Merger, the ADSs will no longer be listed on the NYSE and the Company will cease to be a publicly-traded company. Following the Effective Time, the Company will file a Form 15 with the SEC, and 90 days after such filing, or such longer period as may be determined by the SEC, the registration of the Class A Ordinary Shares and the ADSs under the Exchange Act will be terminated.
Primary Benefits and Detriments of the Merger
Benefits of the Merger to the Unaffiliated Security Holders
Benefits of the Merger to the Unaffiliated Security Holders include:
•
their receipt following the completion of the Merger of $9.00 per ADS or Class A Ordinary Share, in cash, in exchange for the cancellation of their ADSs and Class A Ordinary Shares, representing a premium of approximately 56.5% over the closing price of $5.75 per ADS on July 24, 2020, the last trading day prior to the Company’s July 27, 2020 announcement that the Sogou Board had received from Tencent a preliminary non-binding proposal to take the Company private, and a premium of approximately 83.0% to the volume-weighted average price during the last 30 trading days prior to the Sogou Board’s receipt of the Proposal on July 27, 2020.

•
they will no longer be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future and of volatility in the market prices for the ADSs.

Detriments of the Merger to the Unaffiliated Security Holders
Detriments of the Merger to the Unaffiliated Security Holders include:
•
they will no longer have any interest in the Company and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•
the receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. A U.S. Holder (as hereinafter defined) of ADSs or Class A Ordinary Shares who receives cash in exchange for such U.S. Holder’s ADSs or Class A Ordinary Shares in the Merger generally will be required to recognize gain as a result of the Merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares. See “Special Factors — Material U.S. Federal Income Tax Consequences.”

Benefits of the Merger to the Company’s Directors and Executive Officers
Benefits of the Merger to the Company’s directors and executive officers include:
•
continued indemnification rights, rights to advancement of fees, and directors and executive officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “Summary — the Merger Agreement and the Plan of Merger — Directors’ and Officers’ Indemnification and Insurance” beginning on page 12 of this Transaction Statement;

•
the cash-out of Class A Ordinary Shares and/or ADSs held by certain of the Company’s directors and executive officers;

•
the cash-out of Vested Company Options at the Option Consideration held by certain of the Company’s directors and officers;

•
the substitution of Restricted Cash Awards as of and after the Effective Time for Unvested Company Options and/or Restricted Shares held by certain of the Company’s directors and officers;

•
the planned continuation of service of the executive officers of the Company in positions following the Merger that are substantially similar to their current positions; and

•
the monthly compensation of $12,000 of each member of the Special Committee in exchange for his services in such capacity (and, in the case of the chairman of the Special Committee, monthly compensation of $15,000).

Detriments of the Merger to the Company’s Directors and Executive Officers
Detriments of the Merger to the Company’s directors and executive officers include:
•
directors and executive officers who currently hold ADSs or Class A Ordinary Shares will no longer hold those ADSs or Class A Ordinary Shares and as a result will not benefit from any future growth in the revenues, profitability, or overall value of the Company, and will not be entitled to receive any dividends that the Company might pay on its equity shares in the future; and

•
directors’ and executive officers’ receipt of cash pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under state, local, foreign, and other applicable tax laws.

Benefits of the Merger to the Tencent Group
Benefits of the Merger to the Tencent Group include the following:
•
Tencent, as the beneficial owner of all of the Company’s outstanding equity after the Merger, will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future;

•
the Company will have more freedom to focus on long-term strategic planning;

•
Tencent and the Company will be able to adjust strategies for the Company, including expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company; and

•
the costs and administrative burdens associated with the Company’s status as a U.S. publicly-traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced.

Detriments of the Merger to the Tencent Group
Detriments of the Merger to the Tencent Group include the following:
•
it will be subject to the risks of the Company’s experiencing decreased revenues and profitability in the future; and

•
the benefits of there being a trading market for the Company’s shares of equity capital, including the use of the Company’s publicly-traded equity as currency in acquisitions or to incentivize key employees, will no longer be available.

Effect of the Merger on the Company’s Net Book Value and Net Income
Upon completion of the Sohu Share Purchase under the Sohu Share Purchase Agreement, Tencent will be the beneficial owner of approximately 72.7% of the combined total of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, representing approximately 93.9% of the total voting power in the Company. Upon completion of the Merger, Tencent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. The table below sets out the indirect interest in the Company’s net book value and net income for Tencent (i) before and after the Sohu Share Purchase and (ii) before and after the Merger, based on the historical net book value of the Company as of December 31, 2020 and net income attributable to the Company for the year ended December 31, 2020.
Ownership Before the Share Purchase				Ownership After the Share Purchase and Before the Merger				Ownership After the Merger
Net Book Value		Net income		Net Book Value		Net income		Net Book Value		Net income
US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
(In thousands, except for percentage)
381,471	39.0	(42,206)	39.0	711,102	72.7	(78,677)	72.7	978,132	100.0	(108,221)	100.0

Plans for the Company after the Merger
The Tencent Group anticipates that the Company’s operations will be conducted after the Merger substantially as they are currently being conducted, except that the Company will no longer be a publicly-traded company and will instead be an indirect wholly-owned subsidiary of Tencent.
The Tencent Group currently has no plans or proposals, other than as contemplated by the Merger Agreement and the Plan of Merger, with respect to the Merger and the related transactions as described in this Transaction Statement, that would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, following the Effective Time, Tencent will continue to evaluate the Company’s entire business and operations from time to time, and undertake various initiatives regarding the Company which it considers to be in the best interests of Tencent as the beneficial owner of the Company’s equity capital, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions. The Tencent Group expressly reserves the right to make any changes it deems appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.
Alternatives to the Merger
The Sogou Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on July 31, 2020 in response to the Sogou Board’s receipt on July 27, 2020 of the Proposal. The Special Committee noted that the Proposal had been publicly announced on July 27, 2020 and was therefore known to the market in general, and would continue to be known to the market through and after the execution of the Merger Agreement. The Company had not received and did not receive from third parties any other indications of interest in acquiring the Company. Taking these considerations into account, the Special Committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or the Unaffiliated Security Holders. Since the Company’s receipt of the Proposal, the Company has not received any actionable offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets, or the purchase of all of the Company’s Shares, or a sufficient number of Shares to enable such third party to exercise control of or significant influence over the Company.
The Special Committee also considered the advisability of rejecting the Proposal and allowing the Company to remain as a public-traded company. However, based on the considerations set forth in “Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31, the Special Committee concluded that remaining as a public company would be less favorable than the Merger as a means to enhance the value of the Unaffiliated Security Holders’ interests in the Company.
Effects on the Company if the Merger Were Not Completed
The Company is not currently aware of any reason why the Merger will not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, however, the Unaffiliated Security Holders would not receive the Per ADS Merger Consideration or Per Share Merger Consideration that is contemplated by the Merger Agreement and the Plan of Merger. Instead, the Company would remain a publicly-traded company and the ADSs would continue to be listed and traded on the NYSE for so long as the Company continued to meet the NYSE’s listing requirements. The Unaffiliated Security Holders would therefore continue to be subject to risks and opportunities similar to those as to which they are currently with respect to their ownership of the ADSs and the Class A Ordinary Shares. The effect of these risks and opportunities on the future value of the Unaffiliated Security Holders’ ADSs and the Class A Ordinary Shares cannot be predicted with any certainty. There is also a risk that the market price of the ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

If the Merger were not completed for any reason, the Sogou Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.
Financing of the Aggregate Merger Consideration and Related Expenses
See “Summary — Financing of the Merger” on page 20 of this Transaction Statement. Financing of the Aggregate Merger Consideration and related expenses is not a condition under the Merger Agreement to the obligations of THL and Parent to complete the Merger, and the Tencent Group has indicated that it intends to fund the Aggregate Merger Consideration and related expenses with cash on hand.
Interests of Certain Persons in the Merger
The Tencent Group and the Company’s directors and executive officers have interests in the Merger and related transactions that are different from the interests of the Unaffiliated Security Holders. The Special Committee and the Sogou Board were aware of such interests and considered them in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the related transactions contemplated by the Merger Agreement.
Interests of the Tencent Group
Following the completion of the Merger, Tencent will have beneficial ownership of 100% of the outstanding equity share capital in the Company. As a result, following the Merger Tencent will benefit from any future growth in the revenues, profitability, or overall value of the Company, and will be entitled to receive all of any dividends that the Company might pay on its equity shares in the future, and will bear the burden of any future losses of the Company. The Unaffiliated Security Holders will not be able to enjoy any such future benefits, but also will not bear the burden of any such future losses. In addition, Tencent will be able to benefit from the elimination of the Company’s costs and burdens associated with being a public company, such as the burden and expense of reporting and other disclosure requirements of the Exchange Act, including requirements to file with or furnish to the SEC an annual report on Form 20-F, Forms 6-K, and other reports. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately $2.4 million for the first year following the completion of the Merger, and commensurate cost savings thereafter. The Unaffiliated Security Holders will not be able to share the benefit of any such cost savings.
The Tencent Group will also be able to benefit from any enhancement in the Company’s value following the completion of the Merger that may result from the Company having more freedom to focus on long-term strategic planning and being able to adjust strategies for the Company, including incurring expenditures and exploring new or different initiatives, without the public market scrutiny and analysts’ quarterly expectations to which the Company is currently subject as a stand-alone publicly-traded company.
See “Special Factors — Primary Benefits and Detriments of the Merger — Benefits of the Merger to the Tencent Group.”
Interests of the Company’s Directors and Executive Officers
See “Summary — Interests of the Company’s Directors and Executive Officers in the Merger.”
The table below sets forth the number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs, but excluding Restricted Shares) and Vested Company Options beneficially owned by the directors and executive officers of the Company as of the date of this Transaction Statement, and the amount of cash that such directors and executive officers will receive pursuant to the Merger and the related transactions. Each Vested Company Option that is outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time in exchange for the holder’s right to receive an amount of cash equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Class A

Ordinary Share subject to such Vested Company Option, multiplied by (b) the number of Class A Ordinary Shares underlying such Vested Company Option.
	Class A Ordinary Shares		Vested Company Options
	Number of Class A Ordinary Shares(1)	Cash Payment	Underlying Class A Ordinary Shares	Exercise Price	Cash Payment	Total Cash Payment
Charles Zhang	24,686,863(2)	$222,181,767	—	—	—	$222,181,767
Xiaochuan Wang	20,086,400	$180,777,600	—	—	—	$180,777,600
Yu Yin	—	—	—	—	—	—
Joanna Lu	45,000	$405,000	—	—	—	$405,000
Bin Gao	—	—	—	—	—	—
Janice Lee	—	—	—	—	—	—
Jinmei He	—	—	—	—	—	—
Hongtao Yang	1,935,000	$17,415,000	—	—	—	$17,415,000
Tao Hong	824,313	$7,418,817	200,000	$0.001	$1,799,800	$9,218,617
Fion Zhou	—	—	75,000	$0.001	$674,925	$674,925
All directors and executive officers as a group	47,577,576	$428,198,184	275,000		$2,474,725	$430,672,909

(1)
Includes Class A Ordinary Shares represented by ADSs, but excludes Restricted Shares.

(2)
Consists of 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs, owned by Photon Group Limited. Dr. Zhang is one of the directors of Photon Group Limited and may be deemed to beneficially own such 24,686,863 Class A Ordinary Shares. The business address of Photon Group Limited is c/o Level 18, Sohu.com Media Plaza, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. Dr. Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

The table below sets forth the numbers of Restricted Shares and Unvested Company Options held by executive officers of the Company as of the date of this Transaction Statement. Each Restricted Share, including any Restricted Share represented by an ADS, that is outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time in exchange for the right of the holder thereof to receive a Restricted Cash Award in an amount equal to the Per Share Merger Consideration. Each Unvested Company Option will be cancelled as of the Effective Time in exchange for the right of the holder thereof to receive a Restricted Cash Award in an amount equal to (a) the excess, if any, of (i) the Per Share Merger Consideration over (ii) the exercise price per Class A Ordinary Share underlying such Unvested Company Option, multiplied by (b) the number of Class A Ordinary Shares underlying such Unvested Company Option. Restricted Cash Awards issued by the Surviving Company in respect of Unvested Equity Awards will be subject to the same vesting conditions and schedules as were applicable to such Unvested Equity Awards prior to the Merger and on the date, and to the extent, that any Unvested Equity Award would have become vested without giving effect to Merger the corresponding portion of the Restricted Cash Award will be paid in cash to the holder of such Restricted Cash Award.
		Unvested Company Options
	Restricted Shares	Number of Class A Ordinary Shares	Exercise Price
Xiaochuan Wang	1,440,000(1)	—	$—
Hongtao Yang	—	—	$—
Tao Hong	—	600,000(2)	$0.001
Fion Zhou	—	225,000(3)	$0.001

(1)
Consists of Class A Ordinary Shares beneficially owned by Mr. Wang that were issued in 2013 upon Mr. Wang’s early exercise of share options. Such Class A Ordinary Shares are subject to vesting upon the fourth anniversary of the completion of the Company’s initial public offering.

(2)
Consists of options to purchase Class A Ordinary Shares at a nominal exercise price, subject to vesting in three installments upon Mr. Hong’s achievement, as determined by the Company’s Chief Executive Officer, of certain annual performance milestones for 2021 or any subsequent year.

(3)
Consists of options to purchase Class A Ordinary Shares at a nominal exercise price, subject to vesting in three installments upon Ms. Zhou’s achievement, as determined by the Company’s Chief Executive Officer, of certain annual performance milestones for 2021 or any subsequent calendar year.

Interests of Sohu.com
Pursuant to the Sohu Share Purchase Agreement, subject to the terms and conditions thereof, Sohu Search will sell to Parent all of the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu Search for consideration of $9.00 per share, or $1,178,255,250.00 in the aggregate. If the Sohu Share Purchase is completed pursuant to the Sohu Share Purchase Agreement, Sohu.com will no longer have any beneficial ownership interest in the Company. See “Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement.
Related Party Transactions
The information in “Item 7 Major Shareholders and Related Party Transactions — Related Party Transactions, is incorporated by reference herein from the Sogou 2020 Form 20-F.
In the Sohu Share Purchase Agreement, Sohu.com and Sohu Search (i) acknowledged that the Sohu-Tencent Voting Agreement will automatically terminate upon the closing of the Sohu Share Purchase; (ii) agreed that the voting agreement initially entered into as of September 16, 2013 and amended as of August 11, 2017 by and among the Company, Sohu Search, Photon Group Limited, Xiaochuan Wang, and the other parties thereto will terminate upon the closing of the Sohu Share Purchase; and (iii) agreed that, upon the request of Parent, if there is a Sogou Board meeting prior to the closing of the Sohu Share Purchase, Sohu Search will cause each of Dr. Charles (Chaoyang) Zhang and Joanna (Yanfeng) Lu to (x) vote to increase the size of the Sogou Board and elect persons designated by Parent as directors of the Sogou Board such that the directors designated by Parent will constitute a majority of the directors of the Sogou Board; (y) vote to appoint a director designated by Parent as the chair of the Sogou Board; and (z) resign from the Sogou Board, in each case effective as of the closing of the Sohu Share Purchase.
For the three months ended March 31, 2021, the Company recognized revenues of $5.61 million and total costs and expenses of $17.90 million under the business collaboration arrangements with Tencent that are described in Item 7 of the Sogou 2020 Form 20-F.
As of March 31, 2021, the Company had $15.42 million due to, and $1.17 million due from, Tencent, and $16.36 million due to, and $2.79 million due from, Sohu.com and its subsidiaries and VIEs with respect to the transactions in the ordinary course of business between the Company and Tencent and between the Company and Sohu.com that are described in Item 7 of the Sogou 2020 Form 20-F.
Fees and Expenses
Fees and expenses incurred or to be incurred by the Filing Persons in connection with the Merger are estimated at the date of this Transaction Statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount
Legal fees and expenses	$4,256,000
Financial advisory fees and expenses	$682,000
Special Committee Fees	$546,000
Depositary (including printing and mailing)	$75,000
Filing Fees	$233,000
Miscellaneous fees and expenses	$3,878,000
Total	$9,670,000
These fees and expenses will not reduce the amount of the Aggregate Merger Consideration that will be received by the Unaffiliated Security Holders. The party incurring any costs and expenses in connection with the Merger will pay those costs and expenses. The Company will pay all costs and expenses incurred by itself or the Special Committee in connection with the Merger, including legal fees and expenses, financial advisory fees and expenses, and any other miscellaneous fees and expenses. The Company will also pay the fees to be paid to the Special Committee in connection with the Merger.
Litigation Related to the Merger
The Company and the Tencent Group are not aware of any material legal proceedings with respect to the Merger Agreement, the Plan of Merger, the Merger, or the related transactions. However, on March 9, 2021, a single plaintiff brought a lawsuit against the Company in the United States District Court for the Southern District of New York, entitled “Patrick Boylan v. Sogou Inc.,” seeking to enjoin the Merger and demanding attorneys’ fees, alleging that disclosure regarding dissenters’ rights under Cayman Island law in Amendment No. 1 to this Transaction Statement, which was filed with the SEC on December 1, 2020, was false and misleading in the light of a subsequent decision regarding dissenters’ rights in the Cayman Islands, rendered on January 28, 2021, of a judge of the Grand Court of the Cayman Islands, in a case entitled “In the Matter of Changyou.com Limited.” The Company believes that the plaintiff’s claims are without merit. No decision has been rendered on the motion of the plaintiff in Patrick Boylan v. Sogou Inc. for such an injunction as of the date of this Transaction Statement. For further information regarding the decision of the judge of the Grand Court of the Cayman Islands, which is currently stayed pending appeal, please see “Special Factors — Uncertainty as to Ability to Follow the Statutory Procedure to Exercise Dissenters’ Rights” beginning on page 58.
Accounting Treatment of the Merger
Upon the completion of the Merger, the Company will no longer be a publicly-traded company. The Merger is expected to be accounted for as a business combination in accordance with International Financial Reporting Standards 3 “Business Combinations” as of the Effective Time.
Regulatory Matters
Each of the Sohu Share Purchase Agreement and the Merger Agreement provides that the obligations of THL and/or Parent to complete the Sohu Share Purchase or the Merger (as applicable) are subject to the satisfaction or waiver of the condition that all PRC Regulatory Filings or Approvals to be made or obtained in connection with all transactions contemplated thereby have been duly made or obtained, or the statutory clearance or non-objection period in respect of any such regulatory filing or notification has expired and no objection has been raised with respect thereto, in each case in accordance with applicable PRC law. In late November 2020, Tencent made a filing with relevant PRC regulatory authorities requesting anti-monopoly clearance with respect to the Sohu Share Purchase and the Merger, and obtained such clearance in early July 2021.
No Shareholder Vote Required to Authorize the Plan of Merger and the Merger
Holders of Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be entitled to a vote with respect to the Merger, as Parent will hold before the Effective Time at least 90% of the total voting power in the Company and the Merger will be a “short-form” merger in accordance with

Part XVI (and in particular section 233(7)) of the Cayman Islands Companies Act, which does not require approval of the shareholders of the constituent companies to the Merger if a copy of the Plan of Merger is given to every registered shareholder of each constituent company.
Uncertainty as to Ability to Follow the Statutory Procedure to Exercise Dissenters’ Rights
Section 238 of the Cayman Islands Companies Act provides that, in order for a registered holder of shares of a constituent company in a proposed merger to be entitled to dissent and seek a determination of the “fair value” of its shares, the registered holder must give the company a written objection to the proposed merger before a vote on the merger is taken. Because the Merger will be a “short-form” merger pursuant to section 233(7) of the Cayman Islands Companies Act, no shareholder vote on the Merger will be held. Accordingly, the Company is not obligated to give a notice of authorization of the Merger and the time period within which a notice of dissent would have to be given pursuant to the procedures specified by Section 238 cannot start. Accordingly, a registered holder of Class A Ordinary Shares will not be able to follow the prescribed statutory procedure of giving a written objection to the Merger in advance and, as a result, it is the Filing Persons’ view that such registered holder will not be entitled to subsequently give a written dissent and petition the Grand Court of the Cayman Islands to determine the “fair value” of such holder’s Class A Ordinary Shares; and will instead only be able to look to the determination of the Special Committee and the Sogou Board, which was based in part on the financial analysis and fairness opinion of Duff & Phelps, that the Per Share Merger Consideration is fair to the Unaffiliated Security Holders.
The Filing Persons are aware that on January 28, 2021, in a case entitled “In the Matter of Changyou.com Limited,” a judge of the Grand Court of the Cayman Islands issued a decision to the contrary as to the ability of registered shareholders in a short-form merger to seek a determination of the “fair value” pursuant to Section 238 of the Cayman Islands Companies Act. Notwithstanding that Section 238 does not provide any procedure for a registered holder of shares affected by a proposed short-form merger to deliver the advance written objection to the proposed merger that is a condition precedent prescribed by the Cayman Islands Companies Act for giving a written dissent and issuing a petition to seek a determination of the “fair value” by the Grand Court of the Cayman Islands under Section 238, the judge determined that such a registered holder should not be required to deliver such an objection, and should instead be entitled to petition the Grand Court of the Cayman Islands for a determination of the “fair value” by the court as long as the registered holder delivers to the company a notice of dissent from the proposed merger within 20 days after a copy of the plan of merger for the proposed merger is given to the holder. The Filing Persons are of the view that this first instance judgment does not follow the requirements of the Cayman Islands Companies Act and have been advised that the judge has stayed his decision pending the determination of an appeal of his judgment by the Court of Appeal of the Cayman Islands. As stated elsewhere in this Transaction Statement, the Special Committee and the Sogou Board believe that the Per Share Merger Consideration is fair to the Unaffiliated Security Holders, and the Tencent Group believes the Merger is both substantively and procedurally fair to the Company’s Unaffiliated Security Holders. A copy of section 238 of the Cayman Islands Companies Act is attached to this Transaction Statement as Exhibit (f)(2) for the information of the Unaffiliated Security Holders. Notwithstanding the foregoing, it is possible that the Court of Appeal of the Cayman Islands will uphold the judge’s decision, although the parties in the case have a final right of appeal from the Court of Appeal of the Cayman Islands to the Judicial Committee of the Privy Council in London. Accordingly, Unaffiliated Security Holders who believe that they should be entitled to seek a determination of the “fair value” of the Class A Ordinary Shares by the Grand Court under Section 238 of the Cayman Islands Companies Act, whether as contemplated by the stayed decision or otherwise, are urged to seek advice from their own licensed Cayman Islands law firm.
Material U.S. Federal Income Tax Consequences
The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of Class A Ordinary Shares or ADSs for cash pursuant to the Merger. This summary applies only to U.S. Holders that hold the ADSs or Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as in effect on the date of this Transaction Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Transaction Statement, as well as judicial and administrative interpretations of such tax laws and regulations available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.
This discussion does not address any U.S. federal estate, gift, other non-income tax, or Medicare contribution tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to all taxpayers or to particular shareholders in the light of their particular investment circumstances or if they are subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies; regulated investment companies, mutual funds, or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations, (ii) holders who own Class A Ordinary Shares or ADSs as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders who acquired Class A Ordinary Shares or ADSs in connection with the exercise of employee share options or otherwise as compensation for services, (iv)retirement plans, individual retirement accounts, or other tax-deferred accounts, (v) U.S. expatriates, (vi) holders who are subject to alternative minimum tax, (vii) holders who actually or constructively own 10% or more of the total combined voting power of all classes of the Company’s shares entitled to vote or 10% or more of the total combined value of the Company’s shares or (viii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes.
As used herein, a “U.S. Holder” is any beneficial owner of Class A Ordinary Shares (including Class A Ordinary Shares which are represented by ADSs) that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (A) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class A Ordinary Shares (including Class A Ordinary Shares which are represented by ADSs), the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partner of a partnership holding Class A Ordinary Shares or ADSs is urged to consult its own tax advisor.
All U.S. Holders of Class A Ordinary Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability and effect of U.S. federal, state, local, non-U.S. and other laws.
Consequences of the Merger to U.S. Holders
The receipt of cash by a U.S. Holder of Class A Ordinary Shares or ADSs pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder of Class A Ordinary Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the such U.S. Holder receives in the Merger and such U.S. Holder’s adjusted tax basis in such U.S. Holder’s Class A Ordinary Shares or ADSs. As discussed below under “Passive Foreign Investment Company Considerations,” the Company believes that it may have been a PFIC for U.S. federal income tax purposes for its taxable year ended November 30, 2020. Subject to that discussion, such gain or loss generally will be long-term capital gain or loss if, at the Effective Time, the U.S. Holder has held such Class A Ordinary Shares or ADSs for more than one year. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized pursuant to the Merger is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Class A Ordinary Shares or ADSs at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Class A Ordinary Shares or ADSs.
Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, as described below under “Special Factors — Material PRC Income Tax Consequences,” any gain from the disposition of the ADSs or Class A Ordinary Shares may be subject to PRC withholding tax. In such event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC (the “U.S.-PRC Tax Treaty”) may elect to treat the gain as PRC source income for foreign tax credit purposes. If the Company is not treated as a resident of the PRC for purposes of the U.S.-PRC Tax Treaty, or a U.S. Holder fails to make the election to treat any gain as PRC source, then the U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Class A Ordinary Shares or ADSs for cash pursuant to the Merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Class A Ordinary Shares or ADSs, including their eligibility for the benefits of the U.S.-PRC Tax Treaty and the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Considerations
In general, the Company will be a PFIC for any taxable year in which (i) at least 75% of the Company’s gross income is passive income or (ii) at least 50% of the value of the Company’s assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties and rents. If the Company owns, directly or indirectly, at least 25% (by value) of the stock of another corporation, the Company will be treated, for purposes of the PFIC tests, as owning the Company’s proportionate share of the other corporation’s assets and receiving the Company’s proportionate share of the other corporation’s income. For purposes of the asset test, any cash and assets readily convertible into cash will count as producing passive income or held for the production of passive income.
As indicated in the Sogou 2020 Form 20-F, the Company believes that it may have been a PFIC for U.S. federal income tax purposes for its 2020 taxable year ended November 30, 2020. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of the Company’s assets from time to time, the Company cannot assure U.S. Holders as to the Company’s PFIC status for any given taxable year.
If the Company is or was a PFIC for any taxable year during which a U.S. Holder owned Class A Ordinary Shares or ADSs, the Company would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owned the Class A Ordinary Shares or ADSs, even if the Company ceased to meet the threshold requirements for PFIC status. If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. Holder held Class A Ordinary Shares or ADSs, and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Class A Ordinary Share or ADS generally would be allocated ratably over such U.S. Holder’s holding period for the Class A Ordinary Shares or ADSs. The amount allocated to the taxable year of the disposition and to any year before the Company became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.
If the Company is or was a PFIC for any taxable year in which a U.S. Holder held ADSs (but not Class A Ordinary Shares directly) and certain conditions relating to the regular trading of the ADSs have been met in the past, a U.S. Holder of ADSs (but not Class A Ordinary Shares directly) may have been able to make a so called “mark-to-market” election with respect to its ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the Merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any). Because a mark-to-market election cannot be made for any of the Company’s Subsidiaries that is or may have been a PFIC, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
The Company has not provided and does not intend to provide the information U.S. Holders would need to make a qualified electing fund election for the current taxable year, and therefore the qualified electing fund election has not been and will not be available to U.S. Holders.
If the Company is or was a PFIC for any taxable year during which a U.S. Holder held Class A Ordinary Shares or ADSs, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares, reporting gains realized with respect to the cash received in the Merger. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. Holder if the Company is a PFIC or has been a PFIC during any prior year in which such U.S. Holder held Class A Ordinary Shares or ADSs.
Information Reporting and Backup Withholding
Cash payments made to a holder of the Class A Ordinary Shares or ADSs pursuant to the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding at the applicable statutory rate (currently 24%). Backup withholding will not apply, however, if the holder of Class A Ordinary Shares or ADSs is a corporation, is a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or is otherwise exempt from backup withholding.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. Each U.S. Holder should consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
All U.S. Holders of the Class A Ordinary Shares or ADSs should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability of U.S. federal, state, local, or non-U.S. income and other tax laws.
Material PRC Income Tax Consequences
Under the Enterprise Income Tax Law (the “EIT Law”) of the PRC, which took effect on January 1, 2008 and was amended on December 29, 2018, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. The PRC State Council adopted the Regulations on the Implementation of the Enterprise Income Tax Law (the “Implementing Regulations”) on December 6, 2007. As amended on April 23, 2019, the Implementing Regulations define a “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009. As amended on December 29, 2017, Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (i) does not have an establishment or place of business in the PRC or (ii) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law of the PRC (the “IIT Law”), which initially took effect on September 10, 1980 and was most recently amended on August 31, 2018, effective January 1, 2019, an individual who disposes of a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable income tax treaties with China.
The Company does not believe it is within the definition of a resident enterprise that is regulated under the EIT Law or that gain recognized on the receipt of consideration for Class A Ordinary Shares or ADSs should otherwise be subject to PRC income tax to holders of such Class A Ordinary Shares or ADSs that are not PRC residents. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether gain recognized on the receipt of consideration for Class A Ordinary Shares or ADSs by holders of Class A Ordinary Shares or ADSs that are not PRC tax residents would otherwise be subject to PRC tax.
In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (a) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (b) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident corporate shareholders or ADS holders are involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7 and, as a result, the Company (as transferee and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Per Share Merger Consideration and Per ADS Merger Consideration to be paid to holders of Class A Ordinary Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for Class A Ordinary Shares or ADSs, then any gain recognized on the receipt of consideration for such Class A Ordinary Shares or ADSs pursuant to the Merger by the Company’s non-PRC-resident shareholders or ADS holders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).
Shareholders should consult their own tax advisors for a full understanding of the PRC tax consequences of the Merger to them.
Cayman Islands Tax Consequences
The Cayman Islands currently has no form of income, corporate, or capital gains tax and no estate duty, inheritance tax, or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Class A Ordinary Shares or ADSs under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in or produced before a court in the Cayman Islands (for example, for enforcement); (ii) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the Plan of Merger; and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

MARKET PRICE OF THE ADSs; DIVIDENDS
Market Price of the ADSs
The following table sets forth the high and low sales prices for the ADSs on the NYSE under the symbol “SOGO” for the periods indicated.
	Trading Price (US$)
	High	Low
2019
Third Quarter	5.50	3.25
Fourth Quarter	5.80	4.53
2020
First Quarter	5.58	3.00
Second Quarter	4.46	2.95
Third Quarter	8.90	4.01
Fourth Quarter	8.94	7.90
2021
First Quarter	8.63	7.50
Second Quarter	8.70	7.49
Third Quarter (from July 1, 2021 to July 23, 2021)	8.92	8.32
On July 24, 2020, the last trading day prior to July 27, 2020, which is the date that the Company announced receipt of the Proposal, the reported closing price of the ADSs on the NYSE was $5.75. The Per Share Merger Consideration and Per ADS Merger Consideration of $9.00 per Class A Ordinary Share or ADS represents a premium of 56.5% over the closing price of $5.75 per ADS on July 24, 2020 and a premium of approximately 83.0% to the volume-weighted average price during the last 30 trading days prior to the Sogou Board’s receipt of the Proposal on July 27, 2020.
Dividends
The Company has not declared any cash dividends to date.
Under the terms of the Merger Agreement, the Company is not permitted to pay any dividends pending consummation of the Merger.
In the event the Merger Agreement is terminated for any reason and the Merger is not consummated, future cash dividends, if any, will be declared at the sole discretion of the Sogou Board and will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors the Sogou Board may deem relevant.

SUMMARY FINANCIAL INFORMATION
The selected consolidated financial information with respect to the Company set forth below is derived from the audited consolidated financial statements of the Company contained in the Sogou 2020 Form 20-F. More comprehensive financial information is included in documents filed by the Company with the SEC, and the following financial information is qualified in its entirety by reference to the Sogou 2020 Form 20-F, and all of the financial information (including any related notes) contained therein or incorporated therein by reference.
The selected financial information presented below as of and for the fiscal years ended December 31, 2019 and December 31, 2020 has been derived from the Company’s audited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.
Selected Consolidated Financial Data
(U.S. Dollars in thousands, except per share data)
	As of December 31,
	2019	2020
	(audited)
BALANCE SHEET
Current Assets	1,304,722	1,187,425
Non-Current Assets	217,680	207,707
Current Liabilities	453,213	406,279
Non-current Liabilities	5,686	10,721
Total shareholders’ Equity	1,063,503	978,132
	For the year ended December 31,
	2019	2020
	(audited)
STATEMENT OF OPERATIONS
Total Revenue	1,172,252	924,664
Gross Profit	433,798	190,589
Operating Income/(loss)	64,435	(140,159)
Net Income/(loss)	89,105	(108,832)
Net income/(loss) attributable to the Company	89,105	(108,221)
Basic net income/(loss) per ordinary share	0.23	(0.28)
Diluted net income/(loss) per ordinary share	0.23	(0.28)
Net Book Value per Company Share
The net book value per Share as of December 31, 2020 was $2.5236 based on 387,590,916 Shares issued and outstanding as of that date.
TRANSACTIONS IN THE SHARES AND ADSs
Pursuant to the Contribution Agreement, THL will contribute all of the 151,557,875 Class B Ordinary Shares held by it to Parent in exchange for the issuance of one ordinary share of Parent to THL. The Shares contributed by THL to Parent will remain as Class B Ordinary Shares. See “Summary — The Contribution Agreement” beginning on page 17 of this Transaction Statement.
Pursuant to the Sohu Share Purchase Agreement, subject to the terms and conditions thereof, Sohu Search will sell to Parent all of the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary

Shares held by Sohu Search for consideration of $9.00 per Share. In connection with the completion of the Sohu Share Purchase, all of such Class B Ordinary Shares will be converted into Class A Ordinary Shares. See “Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY
The following table sets forth information with respect to the beneficial ownership of the Company’s Class A Ordinary Shares and Class B Ordinary Shares as of the date of this Transaction Statement by
•
each of the directors and executive officers of the Company;

•
the directors and executive officers of the Company as a group; and

•
each Person known to the Company to own more than 5.0% of the combined total of the Company’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares.

	Class A Ordinary Shares(1)(2)	Class B Ordinary Shares(1)	Percentage of Class A Ordinary Shares and Class B Ordinary Shares	Percentage of Total Voting Power
Directors and Executive Officers:
Charles Zhang(3)	24,686,863	—	6.4%	0.9%
Xiaochuan Wang(4)	21,526,400	—	5.5%	0.7%
Yu Yin	—	—	—	—
Joanna Lu	*	—	*	*
Hongtao Yang	*	—	*	*
Tao Hong	*	—	*	*
Fion Zhou	*	—	*	*
Bin Gao	—	—	—	—
Janice Lee	—	—	—	—
Jinmei He	—	—	—	—
All directors and executive officers as a group	49,017,576	—	12.6%	1.7%
Principal Shareholders:
Sohu.com(5)	3,717,250	127,200,000	33.7%	44.0%
Tencent(6)	—	151,557,875	39.0%	52.3%
Charles Zhang(3)	24,686,863	—	6.4%	0.9%

*
Less than 1% of the total outstanding voting securities.

(1)
Includes the number of Shares and percentage ownership represented by Shares determined to be beneficially owned by a person or entity in accordance with rules of the SEC. The number of Shares beneficially owned by a person or entity includes Company Options that vested as of, or that will vest within 60 days of, the date of this Transaction Statement. Shares issuable upon exercise of such Company Options are deemed outstanding for the purpose of computing the percentage of outstanding Shares owned by that person or entity. Such Shares issuable upon such vesting are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. In addition, such Shares issuable upon such vesting are not deemed outstanding for the purpose of computing the percentage ownership of all directors and executive officers as a group.

(2)
Includes an aggregate of 1,440,000 Restricted Shares held by certain of the Company’s executive officers that are subject to forfeiture if vesting conditions are not met.

(3)
Consists of 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs, owned by Photon

Group Limited. Dr. Zhang is one of the directors of Photon Group Limited and may be deemed to beneficially own such 24,686,863 Class A Ordinary Shares. The business address of Photon Group Limited is c/o Level 18, Sohu.com Media Plaza, No. 2 Kexueyuan South Road, Haidian District, Beijing, China. Dr. Zhang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
(4)
Includes (i) 20,086,400 Class A Ordinary Shares, of which 2,326,400 Class A Ordinary Shares are represented by 2,326,400 ADSs, held by Winsor Glory Limited, a British Virgin Islands company beneficially owned by Mr. Wang, and (ii) 1,440,000 Restricted Shares held through a British Virgin Islands trust of which Mr. Wang is the beneficiary, that are subject to vesting upon the fourth anniversary of the completion of the Company’s initial public offering. The business address of Winsor Glory Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)
Sohu.com is the Company’s controlling shareholder. Consists of shares held by Sohu.com through Sohu Search. The 3,717,250 Class A Ordinary Shares are held by Sohu Search for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards. The 127,200,000 Class B Ordinary Shares are held by Sohu Search for Sohu.com’s own account. In addition to the share ownership disclosed in the above table, Sohu.com may be deemed to have beneficial ownership attributable to (i) shared voting power with respect to 45,578,896 Class B Ordinary Shares held by Tencent as a result of the Sohu-Tencent Voting Agreement, and (ii) shared voting power with respect to 48,046,176 Class A Ordinary Shares beneficially owned by members of the Company’s management as a result of the voting agreement dated September 16, 2013 among Sohu, Photon Group Limited, and members of the Company’s management. Through its ownership of Class B Ordinary Shares and the voting agreement with Tencent, Sohu.com has the right to appoint a majority of the Sogou Board. The business address of Sohu Search is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(6)
Consists of shares held by Tencent through THL. The business address of THL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. In addition to the share ownership disclosed in the above table, as a result of the Sohu-Tencent Voting Agreement, Tencent may be deemed to have beneficial ownership attributable to shared voting power with respect to the 3,717,250 Class A Ordinary Shares and 127,200,000 Class B Ordinary Shares held by Sohu.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements, as a result of the various factors, including those identified in (i) the Sogou 2020 Form 20-F, (ii) the Company’s earnings release and unaudited financial results for the first quarter of 2021 included as an exhibit to Forms 6-K furnished by the Company to the SEC on May 14, 2021, and (iii) as otherwise described in the Company’s filings with the SEC from time to time.
WHERE YOU CAN FIND MORE INFORMATION
The Company is subject to the periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers and is required to file with or furnish to the SEC an Annual Report on Form 20-F, current reports on Form 6-K, and other information. Copies of such reports and other information, when so filed with or furnished to the SEC, may be inspected without charge and copies may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The information the Company files with or furnishes to the SEC is also available free of charge on the SEC’s website at http://www.sec.gov through the SEC’s EDGAR system.

You also may obtain free copies of the documents the Company files with or furnishes to the SEC by going to the “Investor Relations” section of the Company’s website at http://ir.sogou.com/. The Company’s website address is provided as an inactive textual reference only. The information provided on the Company’s website is not part of this Transaction Statement and is not incorporated by reference herein unless expressly so incorporated.
The opinion of Duff & Phelps, the Special Committee’s Financial Advisor, is attached as Exhibit (c)(1) to this Transaction Statement. In addition, Duff & Phelps’s opinion will be made available for inspection and copying at the Company’s executive offices at Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China during the Company’s regular business hours by any interested Unaffiliated Security Holder or a representative of any interested Unaffiliated Security Holder who has been so designated in writing.
SCHEDULE 13E-3 ITEMS
ITEM 1.
SUMMARY TERM SHEET

See:
“Summary” beginning on page 1 of this Transaction Statement; and
“Questions and Answers About the Merger” beginning on page 24 of this Transaction Statement.
ITEM 2.
SUBJECT COMPANY INFORMATION

(a)
Name and Address

Sogou Inc. is the subject company. See “Summary — The Parties Involved in the Merger” beginning on page 2 of this Transaction Statement.
(b)
Securities

The titles of the classes of equity securities of the Company subject to the transactions covered by this Transaction Statement are (i) Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), (ii) American depositary shares (“ADSs”) representing Class A Ordinary Shares, and (iii) Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”). As of the date of this Transaction Statement, there were a total of (i) 109,757,265 issued and outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs, but excluding Class A Ordinary Shares held directly for the account of the Company); (ii) 85,378,639 issued and outstanding ADSs; and (iii) 278,757,875 issued and outstanding Class B Ordinary Shares.
(c)
Trading Market and Price

See “Market Price of the ADSs; Dividends” beginning on page 64 of this Transaction Statement.
(d)
Dividends

See “Market Price of the ADSs; Dividends” beginning on page 64 of this Transaction Statement.
(e)
Prior Public Offerings

The Company’s registration statement on Form F-1 (File No. 333-220928) for the Company’s initial public offering was declared effective by the SEC on November 8, 2017, and trading in the ADSs on the NYSE commenced on November 9, 2017. The Company offered and sold in the offering a total of 50,643,856 ADSs, including 5,643,856 ADSs issued pursuant to the underwriters’ over-allotment option, at a public offering price of $13.00 per ADS. The Company received net proceeds of approximately US$622.1 million from the offering, after deducting underwriting discounts and commissions of approximately $32.9 million and other expenses of approximately $3.3 million.

(f)
Prior Stock Purchases

On August 3, 2019, the Sogou Board authorized a repurchase program of up to $50 million of the Company’s outstanding ADSs over a twelve-month period from August 3, 2019 to August 2, 2020, and authorized the management of the Company to purchase ADSs under the ADS repurchase program from time to time at their discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act and to determine the timing and amount of any purchases of ADSs based on their evaluation of market conditions, the trading price of ADSs and other factors. The Company has completed the ADS repurchase program. The following table shows purchases of ADSs by the Company pursuant to the ADS repurchase program, and the Company did not make any other purchase of any subject securities during the past two years:
Period	Total Number of Shares Purchased	Range of Prices Paid per Share	Average Price Paid per Share*
Second Quarter 2019	—	—	—
Third Quarter 2019	3,798,953	4.0320-5.3138	4.5569
Fourth Quarter 2019	4,891,665	4.5822-5.4814	4.9971
First Quarter 2020	1,894,016	4.1646-4.6000	4.3528

*
Cost and average price data exclude trading commissions. There may be some variation in figures due to rounding.

Mr. Xiufeng Deng, Sohu Search’s sole director, purchased a total of 50,000 ADSs at prices ranging from $4.12 to $4.45 per ADS, and an average price of $4.26 per ADS, during the three months ended June 30, 2019.
Except as disclosed above, there were no purchases of Shares or ADSs by any Filing Person during the past two years.
Item 3.
IDENTITY AND BACKGROUND OF FILING PERSON

(a)
Name and Address

See:
“Summary — The Parties Involved in the Merger” beginning on page 2 of this Transaction Statement; and
“Schedule I — Directors and Executive Officers of Each Filing Person” beginning on page 83 of this Transaction Statement.
(b)
Business and Background of Entities

See:
“Summary — The Parties Involved in the Merger” beginning on page 2 of this Transaction Statement; and
“Schedule I — Directors and Executive Officers of Each Filing Person” beginning on page 83 of this Transaction Statement.
(c)
Business and Background of Natural Persons

See “Schedule I — Directors and Executive Officers of Each Filing Person.”
ITEM 4.
TERMS OF THE TRANSACTION

(a)(1) Material Terms
Not applicable.

(a)(2) Material Terms
See :
“Summary — The Merger Agreement and the Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — The Contribution Agreement” beginning on page 17 of this Transaction Statement;
“Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement;
“Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49 of this Transaction Statement;
“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” beginning on page 57 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement;
“Special Factors — Accounting Treatment of the Merger” beginning on page 57 of this Transaction Statement;
“Special Factors — Material U.S. Federal Income Tax Consequences” beginning on page 58 of this Transaction Statement;
“Questions and Answers About the Merger” beginning on page 24 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(2) to this Transaction Statement (“Contribution Agreement”);
Exhibit (d)(3) to this Transaction Statement (“Sohu Share Purchase Agreement”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”);
Exhibit (d)(5) to this Transaction Statement (“Amendment No. 1 to Share Purchase Agreement”);
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”); and
Exhibit (d)(7) to this Transaction Statement (“Amendment No. 2 to Share Purchase Agreement”).
(c)
Different Terms

See:
“Summary — The Merger Agreement and the Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — The Contribution Agreement” beginning on page 17 of this Transaction Statement;
“Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement;
“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 21 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(2) to this Transaction Statement (“Contribution Agreement”);

Exhibit (d)(3) to this Transaction Statement (“Sohu Share Purchase Agreement”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”);
Exhibit (d)(5) to this Transaction Statement (“Amendment No. 1 to Share Purchase Agreement”)
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”); and
Exhibit (d)(7) to this Transaction Statement (“Amendment No. 2 to Share Purchase Agreement”).
(d)
Appraisal Rights

There is uncertainty as to whether registered holders of Class A Ordinary Shares (including holders of ADSs representing Class A Ordinary Shares who elect to surrender their ADSs and become direct registered holders of the underlying Class A Ordinary Shares) will be able to follow the statutory procedure to dissent and seek a determination of the “fair value” of their shares by the Grand Court of the Cayman Islands (equivalent to an appraisal). See “Special Factors — Uncertainty as to Ability to Follow the Statutory Procedure to Exercise Dissenters’ Rights.”
(e)
Provisions for Unaffiliated Security Holders

None of the Filing Persons intends to grant the Unaffiliated Security Holders special access to the corporate files of such Filing Person in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services at the expense of the Filing Persons for the Unaffiliated Security Holders.
(f)
Eligibility for Listing or Trading

Not applicable.
ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)
Transactions

In January 2018, Beijing Sohu New Media Information Technology Co., Ltd. (“Sohu Media”), a wholly-owned subsidiary of Sohu.com, entered into an amended and restated loan agreement with Mr. Tao Hong, the Company’s Chief Marketing Officer, pursuant to which Mr. Hong was obligated to pay to Sohu Media a principal amount of approximately RMB2.17 million (or $0.31 million), without interest. Mr. Hong repaid the principal amount in full in November 2018.
In January 2018, Sohu Media entered into an amended and restated loan agreement with Mr. Hongtao Yang, the Company’s Chief Technology Officer, pursuant to which Mr. Yang was obligated to pay to Sohu Media a principal amount of approximately RMB2.17 million (or $0.31 million), without interest. Mr. Yang repaid the principal amount in full in November 2018.
Also see:
“Special Factors — Related Party Transactions” beginning on page 56 of this Transaction Statement; and
“Transactions in the Shares and ADSs” beginning on page 65 of this Transaction Statement.
(b)
Significant Corporate Events

See:
“Summary — The Merger Agreement and the Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — The Contribution Agreement” beginning on page 17 of this Transaction Statement;
“Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement;

“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement;
“Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement;
“Special Factors — Related Party Transactions” beginning on page 56 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(2) to this Transaction Statement (“Contribution Agreement”);
Exhibit (d)(3) to this Transaction Statement (“Sohu Share Purchase Agreement”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”);
Exhibit (d)(5) to this Transaction Statement (“Amendment No. 1 to Share Purchase Agreement”);
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”); and
Exhibit (d)(7) to this Transaction Statement (“Amendment No. 2 to Share Purchase Agreement”).
(c)
Negotiations or Contacts

See:
“Summary — The Merger Agreement and the Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — The Contribution Agreement” beginning on page 17 of this Transaction Statement;
“Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” beginning on page 53 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(2) to this Transaction Statement (“Contribution Agreement”);
Exhibit (d)(3) to this Transaction Statement (“Sohu Share Purchase Agreement”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”);
Exhibit (d)(5) to this Transaction Statement (“Amendment No. 1 to Share Purchase Agreement”);
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”); and
Exhibit (d)(7) to this Transaction Statement (“Amendment No. 2 to Share Purchase Agreement”).

(e)
Agreements Involving the Subject Company’s Securities

See:
“Summary — The Merger Agreement and Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — The Contribution Agreement” beginning on page 17 of this Transaction Statement;
“Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement;
“Summary — Financing of the Merger” beginning on page 20 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” beginning on page 53 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement;
“Special Factors — Related Party Transactions” beginning on page 56 of this Transaction Statement;
“Transactions in the Shares and ADSs” beginning on page 65 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(2) to this Transaction Statement (“Contribution Agreement”);
Exhibit (d)(3) to this Transaction Statement (“Sohu Share Purchase Agreement”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”);
Exhibit (d)(5) to this Transaction Statement (“Amendment No. 1 to Share Purchase Agreement”);
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”); and
Exhibit (d)(7) to this Transaction Statement (“Amendment No. 2 to Share Purchase Agreement”).
ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)
Use of Securities Acquired

See:
“Summary” beginning on page 1 of this Transaction Statement;
“Questions and Answers about the Merger” beginning on page 24 of this Transaction Statement;
“Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49 of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” beginning on page 50 of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” beginning on page 53 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”); and

Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”).
(c)
(1) – (8) Plans

See:
“Summary — The Merger Agreement and the Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — Purposes and Effects of the Merger” beginning on page 19 of this Transaction Statement;
“Summary — Financing of the Merger” beginning on page 20 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement;
“Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49 of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” beginning on page 50 of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” beginning on page 53 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”); and
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”).
ITEM 7.
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

(a)
Purposes

See:
“Summary — Purposes and Effects of the Merger” beginning on page 19 of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” beginning on page 53 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement; and
“Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49 of this Transaction Statement.
(b)
Alternatives

See:
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement;
“Special Factors — Position of the Tencent Group as to the Fairness of the Merger” beginning on page 36 of this Transaction Statement;

“Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49 of this Transaction Statement;
“Special Factors — Alternatives to the Merger” beginning on page 53 of this Transaction Statement; and
“Questions and Answers About the Merger — What will be the result if the Merger is not completed?” beginning on page 25 of this Transaction Statement.
(c)
Reasons

See:
“Summary — Purposes and Effects of the Merger” beginning on page 19 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement;
“Special Factors — Position of the Tencent Group as to the Fairness of the Merger” beginning on page 36 of this Transaction Statement;
“Special Factors — Tencent Group’s Reasons for the Merger” beginning on page 49 of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” beginning on page 50 of this Transaction Statement; and
“Special Factors — Alternatives to the Merger” beginning on page 53 of this Transaction Statement.
(d)
Effects

See:
“Summary — The Merger Agreement and the Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — Purposes and Effects of the Merger” beginning on page 19 of this Transaction Statement;
“Questions and Answers About the Merger — What will be the result if the Merger is not completed?” beginning on page 25 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement;
“Special Factors — Effects of the Merger on the Company” beginning on page 50 of this Transaction Statement;
“Special Factors — Primary Benefits and Detriments of the Merger” beginning on page 51 of this Transaction Statement;
“Special Factors — Plans for the Company after the Merger” beginning on page 53 of this Transaction Statement;
“Special Factors — Effect of the Merger on the Company’s Net Book Value and Net Income” beginning on page 52 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement;
“Special Factors — Material U.S. Federal Income Tax Consequences” beginning on page 58 of this Transaction Statement;

“Special Factors — Material PRC Income Tax Consequences” beginning on page 61 of this Transaction Statement;
“Special Factors — Cayman Islands Tax Consequences” beginning on page 62 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”); and
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”).
ITEM 8.
FAIRNESS OF THE TRANSACTION

(a) (b) Fairness; Factors Considered in Determining Fairness
See:
“Summary — Recommendation of the Special Committee to the Sogou Board” beginning on page 19 of this Transaction Statement;
“Summary — Position of the Tencent Group as to Fairness” beginning on page 20 of this Transaction Statement;
“Summary — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 21 of this Transaction Statement;
“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 20 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement;
“Special Factors — Position of the Tencent Group as to the Fairness of the Merger” beginning on page 36 of this Transaction Statement;
“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 40 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement;
“Special Factors — Alternatives to the Merger” beginning on page 53 of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).
(c)
Approval of Security Holders

See:
“Special Factors — No Shareholder Vote Required to Authorize the Plan of Merger and the Merger” beginning on page 57 of this Transaction Statement.
(d)
Unaffiliated Representative

See:
“Summary — Recommendation of the Special Committee to the Sogou Board” beginning on page 19 of this Transaction Statement;

“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 20 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement; and
“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 40 of this Transaction Statement.
(e)
Approval of Directors

See:
“Summary — Recommendation of the Special Committee to the Sogou Board” beginning on page 19 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement; and
“Special Factors — Reasons for the Merger and Position of the Special Committee and the Sogou Board” beginning on page 31 of this Transaction Statement.
(f)
Other Offers

Not applicable.
ITEM 9.
REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)
Report, Opinion or Appraisal

See:
“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 20 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 40 of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).
(b)
Preparer and Summary of the Report, Opinion or Appraisal

See:
“Summary — Opinion of the Special Committee’s Financial Advisor” beginning on page 20 of this Transaction Statement;
“Special Factors — Background of the Merger” beginning on page 26 of this Transaction Statement;
“Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 40 of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).
(c)
Availability of Documents

See:
“Where You Can Find More Information” beginning on page 67 of this Transaction Statement; and
Exhibit (c)(1) to this Transaction Statement (“Opinion of Duff & Phelps as Financial Advisor”).

ITEM 10.
SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)
Source of Funds

See:
“Summary — The Merger Agreement and the Plan of Merger” beginning on page 4 of this Transaction Statement;
“Summary — Financing of the Merger” beginning on page 20 of this Transaction Statement;
“Special Factors — Financing of the Aggregate Merger Consideration and Related Expenses” beginning on page 54 of this Transaction Statement;
Exhibit (d)(1) to this Transaction Statement (“Agreement and Plan of Merger”);
Exhibit (d)(4) to this Transaction Statement (“Amendment No. 1 to Agreement and Plan of Merger”); and
Exhibit (d)(6) to this Transaction Statement (“Amendment No. 2 to Agreement and Plan of Merger”).
(b)
Conditions

See:
“Summary — Financing of the Merger” beginning on page 20 of this Transaction Statement; and
“Special Factors — Financing of the Aggregate Merger Consideration and Related Expenses” beginning on page 54 of this Transaction Statement.
(c)
Expenses

See “Special Factors — Fees and Expenses” beginning on page 56 of this Transaction Statement.
(d)
Borrowed Funds

Not applicable.
ITEM 11.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
Securities Ownership

See:
“Summary — Share Ownership of the Company’s Directors and Executive Officers” beginning on page 21 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement; and
“Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 66 of this Transaction Statement.
(b)
Securities Transactions

See “Transactions in the Shares and ADSs” beginning on page 65 of this Transaction Statement.
ITEM 12.
THE SOLICITATION OR RECOMMENDATION

(d)
Intent to Tender or Vote in a Going-Private Transaction

See:
“Summary — The Sohu Share Purchase Agreement” beginning on page 17 of this Transaction Statement;

Exhibit (d)(3) to this Transaction Statement (“Sohu Share Purchase Agreement”);
Exhibit (d)(5) to this Transaction Statement (“Amendment No. 1 to Share Purchase Agreement”) and
Exhibit (d)(7) to this Transaction Statement (“Amendment No. 2 to Share Purchase Agreement”).
(e)
Recommendations of Others

Not applicable.
ITEM 13.
FINANCIAL STATEMENTS

(a)
Financial Information

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and December 31, 2020 are incorporated herein by reference to the Sogou 2020 Form 20-F (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the first quarter of 2021 are incorporated herein by reference to the earnings release and unaudited financial results included as an exhibit to the Form 6-K furnished by the Company to the SEC on May 14, 2021.
See:
“Summary Financial Information” beginning on page 65 of this Transaction Statement;
“Where You Can Find More Information” beginning on page 67 of this Transaction Statement; and
Exhibit (a)(4) (“Annual Report on Form 20-F for the year ended December 31, 2020 of the Company”) to this Transaction Statement.
(b)
Pro Forma Information

Not applicable.

ITEM 14.
PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
Solicitations or Recommendations

Not applicable.
(b)
Employees and Corporate Assets

See:
“Summary — The Parties Involved in the Merger” beginning on page 2 of this Transaction Statement;
“Special Factors — Interests of Certain Persons in the Merger” beginning on page 54 of this Transaction Statement; and
“Schedule I — Directors and Executive Officers of Each Filing Person.”
ITEM 15.
ADDITIONAL INFORMATION

(c)
Other Material Information

Not applicable.
ITEM 16.
EXHIBITS

The following exhibits are filed herewith:
Exhibit No.	Description
(a)(1)*	Press Release issued by the Company, dated July 27, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on July 28, 2020).
(a)(2)*	Press Release issued by Sohu.com, dated July 27, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on July 27, 2020).
(a)(3)*	Press Release issued by the Company, dated July 31, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on July 31, 2020).
(a)(4)*	Press Release issued by the Company, dated August 11, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 11, 2020).
(a)(5)*	Press Release issued by the Company, dated September 29, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on September 29, 2020).
(a)(6)*	Press Release issued by Sohu.com, dated September 29, 2020 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on September 29, 2020).
(a)(7)*	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company, filed with the SEC on March 18, 2021.
(b)	Not applicable.
(c)(1)*	Opinion of Duff & Phelps, dated as of September 29, 2020.
(c)(2)*	Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the Sogou Board, dated as of September 29, 2020.
(d)(1)*	Agreement and Plan of Merger, dated as of September 29, 2020, by and among the Company, THL, Parent, and TML (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on September 29, 2020).

Exhibit No.	Description
(d)(2)*	Contribution Agreement, dated as of September 29, 2020, by and between THL A21 Limited and TitanSupernova Limited.
(d)(3)*	Share Purchase Agreement, dated as of September 29, 2020, by and among TitanSupernova Limited, Sohu.com (Search) Limited and Sohu.com Limited (incorporated herein by reference to Exhibit 99.3 to a Current Report on Form 6-K furnished by Sohu.com to the SEC on September 29, 2020).
(d)(4)*	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 1, 2020, by and among the Company, THL, Parent, and TML.
(d)(5)*	Amendment No. 1 to Share Purchase Agreement, dated as of December 1, 2020, by and among Parent, Sohu Search, and Sohu.com.
(d)(6)†	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 19, 2021, by and among the Company, THL, Parent, and TML.
(d)(7)†	Amendment No. 2 to Share Purchase Agreement, dated as of July 19, 2021, by and among Parent, Sohu Search, and Sohu.com.
(f)(1)	Dissenter Rights. See “Special Factors — Uncertainty as to Ability to Follow the Statutory Procedure to Exercise Dissenters’ Rights.”
(f)(2)*	Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands — section 238.
(g)	Not applicable.

*
Previously filed.

†
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: July 30, 2021
SOGOU INC.
By:	/s/ Bin Gao Name: Bin Gao Title: Chairman of the Special Committee
TENCENT HOLDINGS LIMITED
By:	/s/ Martin Lau Name: Martin Lau Title: Authorized Signatory
THL A21 LIMITED
By:	/s/ Martin Lau Name: Martin Lau Title: Authorized Signatory
TITANSUPERNOVA LIMITED
By:	/s/ Hongda Xiao Name: Hongda Xiao Title: Director
TENCENT MOBILITY LIMITED
By:	/s/ Martin Lau Name: Martin Lau Title: Authorized Signatory
SOHU.COM LIMITED
By:	/s/ Charles Zhang Name: Charles Zhang Title: Chief Executive Officer
SOHU.COM (SEARCH) LIMITED
By:	/s/ Xiufeng Deng Name: Xiufeng Deng Title: Director

SCHEDULE I
Directors and Executive Officers of Each Filing Person
Sogou Inc.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Charles (Chaoyang) Zhang(1)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chairman of the Sogou Board; and Chairman of Board and Chief Executive Officer of Sohu.com	China
Xiaochuan Wang(2)	Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084, People’s Republic of China	Director and Chief Executive Officer of Sogou	China
Yu Yin(3)	99 Shen Nan Boulevard, Shenzhen Guangdong, People’s Republic of China	Director of Sogou	China
Joanna Lu (Yanfeng Lv)(4)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Director of Sogou	China
Hongtao Yang(5)	Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084, People’s Republic of China	Chief Technology Officer of Sogou	China
Tao Hong(6)	Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084, People’s Republic of China	Chief Marketing Officer of Sogou	China
Fion Zhou(7)	Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084, People’s Republic of China	Chief Financial Officer of Sogou	China
Bin Gao(8)	Room 3519, 35/F, Two Pacific Place, 88 Queensway, Hong Kong	Independent Director of Sogou	China
Janice Lee(9)	8/F, Goldin Financial Global Centre, 17 Kai Cheung Road, Kowloon Bay	Independent Director of Sogou	Australia

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Jinmei He(10)	23890 Copper Hill Dr. Suite 189, Valencia, CA 91354	Independent Director of Sogou	China

(1)
Dr. Charles Zhang is the Chairman of the Sogou Board. Dr. Zhang is the founder of Sohu.com and has been Chairman of the Board and Chief Executive Officer of Sohu.com since August 1996. Dr. Zhang also served as the President of Sohu.com from August 1996 to July 2004. Dr. Zhang has a Ph.D. in experimental physics from MIT and a Bachelor of Science degree from Tsinghua University in Beijing. Dr. Charles Zhang is a native of the People’s Republic of China.

(2)
Xiaochuan Wang has served as Sogou’s Chief Executive Officer and a member of the Sogou Board since 2010. Prior to joining Sogou, Mr. Wang worked at Sohu.com, serving as the senior vice president of Sohu.com from 2008 to 2009 and the chief technology officer of Sohu.com from 2009 to 2013. Mr. Wang received a Bachelor’s degree and a Master’s degree in computer science and an Executive MBA from Tsinghua University.

(3)
Yu Yin joined Tencent in 2006 and currently serves as a Corporate Vice President in charge of all of Tencent’s information feed products and young people’s entertainment communities. Mr. Yin was in charge of QQ from 2006 to 2018. Before joining Tencent, Mr. Yin worked for Microsoft for eight years. Mr. Yin received a bachelor’s degree in computer science from Grinnell College in the United States.

(4)
Joanna Lu (Yanfeng Lv) has served as a member of the Sogou Board since 2016, and has been the Chief Financial Officer of Sohu.com since January 27, 2018. Ms. Lu joined Sohu.com in August 2000. From July 31, 2016 to January 26, 2018, Ms. Lu was the Acting Chief Financial Officer of Sohu.com. Prior to July 31, 2016, Ms. Lu was the Senior Finance Director of Sohu.com, in charge of day-to-day finance operations, including financial reporting, budget planning and treasury. Ms. Lu received a Bachelor’s degree in economics from the Capital University of Economics and Business in Beijing and an Executive MBA from Tsinghua University.

(5)
Hongtao Yang has served as Sogou’s Chief Technology Officer since 2016. Prior to this, Mr. Yang worked as the general manager of Sogou’s desktop department, with a focus on research and development of software products. Mr. Yang joined Sogou in 2003. Mr. Yang received a Bachelor’s degree and a Master’s degree in computer science from Tsinghua University.

(6)
Tao Hong has served as Sogou’s Chief Marketing Officer since 2016. Prior to this, Mr. Hong worked as the general manager of Sogou’s marketing department. Mr. Hong joined Sogou in 2005. Mr. Hong received a Bachelor’s degree in electronic engineering from Tsinghua University.

(7)
Fion Zhou has served as Sogou’s Chief Financial Officer since July 7, 2020. Prior to this, Ms. Zhou served as CFO of Yidian Zixun, China’s leading mobile news aggregator, where she led financial operations, strategic investment, capital raising and internal controls. Previously, Ms. Zhou was a finance director of Alibaba Group (NYSE: BABA) and also held senior finance roles at Viadeo S.A. and Concord Medical (NYSE: CCM). Ms. Zhou started her career as an auditor at PricewaterhouseCoopers Zhong Tian. She received a Bachelor’s degree in Financial Management from the University of International Business and Economics and an Executive MBA from HEC Paris. Ms. Zhou is a regular member of the American Institute of Certified Public Accountants and a Chartered Global Management Accountant.

(8)
Dr. Bin Gao founded Invealth Capital in 2016 and currently serves as its Chief Investment Officer. Dr. Gao served as the head of strategy for Guard Capital from 2014 to 2015 and as the head of strategy for Bank of America Merrill Lynch’s Asia Pacific Rates from 2005 to 2014. Dr. Gao earned a Ph.D. in finance from New York University, a Master’s degree in astrophysics from Princeton University, and a Bachelor’s degree in space physics from the University of Science and Technology of China.

(9)
Janice Lee is the Managing Director of PCCW Media Group, a position Ms. Lee has held since 2010. Ms. Lee is in charge of PCCW’s media and entertainment businesses, including its video streaming services in 17 markets and its pay-TV business in Hong Kong. Prior to serving as the Managing Director, Ms. Lee was PCCW’s Executive Vice President of TV & New Media. Ms. Lee also serves as a board member of STX Entertainment, a Hollywood entertainment & film company in the United

States. Ms. Lee received a Bachelor’s degree in economics with majors in economics, commercial law, and accounting from the University of Sydney.
(10)
Jinmei He has served as a member of Sogou Board since October 19, 2018 and as a member of Sogou’s audit committee since November 3, 2018. Ms. He has been a self-employed investor in the public equity markets and in real estate in the United States since 2005. From 2002 to 2005, Ms. He served as a Vice President of Sohu.com, where she helped to establish and develop Sohu.com’s online game business, and from 1997 to 2001 Ms. He held various marketing and sales positions at Sohu.com. Ms. He received a Bachelor of Science in Civil Engineering from Southwest Jiaotong University in China, and attended the Certificate Program in Marketing at the Extension school of the University of California, Berkeley.

During the last five years, neither the Company nor, to the knowledge of the Company, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Tencent Holdings Limited
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ma Huateng(1)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Executive director, Chairman of the Board and Chief Executive Officer of Tencent Holdings Limited	People’s Republic of China
Lau Chi Ping Martin(2)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Executive director and President of Tencent Holdings Limited	Hong Kong
Jacobus Petrus (Koos) Bekker(3)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Non-executive director of Tencent Holdings Limited and non-executive chairman of Naspers Limited	Republic of South Africa
Charles St Leger Searle(4)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Non-executive director of Tencent Holdings Limited and the Chief Executive Officer of Naspers Internet Listed Assets	Republic of South Africa
Dong Sheng Li(5)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Independent non-executive director of Tencent Holdings Limited, Chairman and Chief Executive Officer of TCL Technology Group Corporation, Chairman and executive director of TCL Electronics Holdings Limited	People’s Republic of China
Ian Charles Stone(6)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Independent non-executive director of Tencent Holdings Limited, Chief Executive Officer of Saudi Integrated Telecom Company, Director of Franco Development Ltd	Hong Kong
Yang Siu Shun(7)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Independent non-executive director of Tencent Holdings Limited	Hong Kong
Ke Yang(8)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Independent non-executive director of Tencent Holdings Limited	People’s Republic of China

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Xu Chenye(9)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Chief Information Officer of Tencent Holdings Limited	People’s Republic of China
Ren Yuxin(10)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group of Tencent Holdings Limited	People’s Republic of China
James Gordon Mitchell(11)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Chief Strategy Officer and Senior Executive Vice President of Tencent Holdings Limited	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein(12)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Chief Exploration Officer and Senior Executive Vice President of Tencent Holdings Limited	United States of America
John Shek Hon Lo(13)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Chief Financial Officer and Senior Vice President of Tencent Holdings Limited	Hong Kong

(1)
Ma Huateng has been in the current position for the past five years.

(2)
Lau Chi Ping Martin has been in the current position for the past five years.

(3)
Jacobus Petrus (Koos) Bekker has been in the current position for the past five years.

(4)
Charles St Leger Searle has been in the current position for the past five years.

(5)
Dong Sheng Li was an independent director of Legrand from 2015 to 2018 and a non-executive director of Fantasia Holdings Group Co., Limited from 2015 to 2020.

(6)
Ian Charles Stone has been in the current position for the past five years.

(7)
Yang Siu Shun has been an independent non-executive director of Industrial and Commercial Bank of China Limited since 2016.

(8)
Ke Yang has been in the current position for the past five years.

(9)
Xu Chenye has been in the current position for the past five years.

(10)
Ren Yuxin has been in the current position for the past five years.

(11)
James Gordon Mitchell has been in the current position for the past five years.

(12)
David A M Wallerstein has been in the current position for the past five years.

(13)
John Shek Hon Lo has been in the current position for the past five years.

During the last five years, neither Tencent nor, to the knowledge of Tencent, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

THL A21 Limited
The following table sets forth information regarding the directors of THL as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, THL does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ma Huateng(1)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Executive director, Chairman of the Board and Chief Executive Officer of Tencent Holdings Limited	People’s Republic of China
Charles St Leger Searle(2)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Non-executive director of Tencent Holdings Limited and the Chief Executive Officer of Naspers Internet Listed Assets	Republic of South Africa

(1)
Ma Huateng has been in the current position for the past five years.

(2)
Charles St Leger Searle has been in the current position for the past five years.

During the last five years, neither THL nor, to the knowledge of THL, any of the other persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

TitanSupernova Limited
The following table sets forth information regarding the directors of Parent as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, Parent does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Leiwen Yao(1)	Genesis Beijing, No. 8 Xinyuan South Road, Chaoyang District, Beijing 100027, China	Vice General Manager of Merger and Acquisition Department of Tencent Holdings Limited	People’s Republic of China
Hongda Xiao(2)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Director of Merger and Acquisition Department of Tencent Holdings Limited	People’s Republic of China

(1)
Leiwen Yao has been in the current position for the past five years.

(2)
Hongda Xiao was a senior associate at GGV Capital from 2016 to 2017 and has been in the current position for the past three years.

During the last five years, neither Parent nor, to the knowledge of Parent, any of the other persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Tencent Mobility Limited
The following table sets forth information regarding the directors of TML as of the date of this Transaction Statement, and, as of the date of this Transaction Statement, TML does not have any executive officers.
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Ma Huateng(1)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Executive director, Chairman of the Board and Chief Executive Officer of Tencent Holdings Limited	People’s Republic of China
Charles St Leger Searle(2)	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Non-executive director of Tencent Holdings Limited and the Chief Executive Officer of Naspers Internet Listed Assets	Republic of South Africa

(1)
Ma Huateng has been in the current position for the past five years.

(2)
Charles St Leger Searle has been in the current position for the past five years.

During the last five years, neither TML nor, to the knowledge of TML, any of the other persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sohu.com Limited
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Charles Zhang(1)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chairman of the Board and Chief Executive Officer of Sohu.com Limited	China
Xiaochuan Wang(2)	Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China	Chief Executive Officer of Sogou Inc.	China
Dewen Chen(3)	Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing	Chief Executive Officer of Changyou.com Limited	China
Joanna Lu (Yanfeng Lv)(4)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chief Financial Officer of Sohu.com Limited	China
Charles Huang(5)	Suite 5206, Central Plaza, Wanchai, Hong Kong	Director of Sohu.com Limited	Hong Kong
Zhonghan Deng(6)	16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China	Independent Director of Sohu.com Limited	China
Dave De Yang(7)	24W435 Arrow Ct. Naperville, IL 60540, the United States	Independent Director of Sohu.com Limited	United States
Dave Qi(8)	the CKGSB, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China	Independent Director of Sohu.com Limited	Hong Kong
Shi Wang(9)	Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China	Independent Director of Sohu.com Limited	China

(1)
Dr. Charles Zhang is the founder and has been Chairman of the Board and Chief Executive Officer of Sohu.com since August 1996. Dr. Charles Zhang also served as Sohu.com’s President from August 1996 to July 2004. Prior to founding Sohu.com, Dr. Charles Zhang worked for Internet Securities Inc. and helped to establish its China operations. Prior to that, Dr. Charles Zhang worked as the Massachusetts Institute of Technology’s, or MIT’s, liaison officer with China. Dr. Charles Zhang is also the Chairman of the Board of Changyou and Sogou.

(2)
Xiaochuan Wang has been the Chief Executive Officer of Sogou since 2010, and was named as one of the executive officers of Sohu.com effective November 1, 2016. Mr. Wang served as Sohu.com’s senior vice president from 2008 to 2009 and as Sohu.com’s Chief Technology Officer from 2009 to 2013.

(3)
Dewen Chen is the Chief Executive Officer of Changyou and was one of the principal founders of the Company’s online game business. Mr. Chen was named as one of the executive officers of Sohu.com effective November 1, 2016. Mr. Chen joined Sohu.com in 2005 as a business manager, responsible for building a sales team for game products. Beginning in May 2006, Mr. Chen was in charge of the overall marketing, promotion, sales and channel distribution of the Company’s game products. Prior to Changyou’s carve-out from Sohu.com in 2007, Mr. Chen was the Director of Marketing & Operations of Sohu.com’s online game business. From April 2000 until he joined Sohu.com in 2005, Mr. Chen worked at Shanghai Hua Teng Software System Co. Ltd. as a pre-sale technology consultant and sales manager. Prior to that, Mr. Chen worked with Fujian Shi Da Computer Group as a software engineer and project manager, and later as the Director of the Technology Department of the Shanghai branch office.

(4)
Joanna Lu (Yanfeng Lv) has been the Chief Financial Officer of Sohu.com since January 27, 2018. Ms. Lv joined Sohu.com in August 2000. From July 31, 2016 to January 26, 2018, Ms. Lv was Sohu.com’s Acting Chief Financial Officer. Prior to July 31, 2016, Ms. Lv was Sohu.com’s Senior Finance Director, in charge of day-to-day finance operations, including financial reporting, budget planning and treasury.

(5)
Charles Huang has served as a director of Sohu.com since October 2001. Mr. Huang is the Founder, Chief Executive Officer and Chairman of Netbig Education Holdings Ltd. (“Netbig”), a leading education enterprise in China. Prior to founding Netbig in 1999, Mr. Huang served as Executive Director and Head of the Asia Securitization Group of Deutsche Bank, New York and Hong Kong, as well as a Senior Vice President of Prudential Securities Inc., New York. Mr. Huang is also a Chartered Financial Analyst, and serves as director of ZTO Express (Cayman) Inc. (NYSE).

(6)
Dr. Zhonghan Deng has served as a director of Sohu.com since April 2007. Mr. Deng is the Chief Scientist and Chairman of the board of directors of Vimicro International Corporation, which he co-founded in 1999. Dr. Zhonghan Deng also worked as a research scientist for International Business Machines Corporation at the T.J. Watson Research Center in Yorktown Heights, New York.

(7)
Dave De Yang has served as a director of Sohu.com since April 2007. Mr. Yang served as the Chief Financial Officer and a Partner of Dalton International, an investment firm based in Chicago, since 2017. From 2012 through 2016, Mr. Yang served as Chief Financial Officer for the North Asia region, including China, Hong Kong, Taiwan, Japan, and Korea, of Reckitt Benckiser, a London-based company that is listed on the London Stock Exchange and is included in the FTSE 100 Index. Prior to joining Reckitt Benckiser, Mr. Yang worked for McDonald’s Corporation as a senior financial director, including an international assignment as the Corporate Controller of McDonald’s China for three and half years. Prior to that role, he served as acting controller of McDonald’s India and Indonesia divisions and as a senior director of McDonald’s Corporation in the Asia Pacific, Middle East and Africa division, where he oversaw the development and supervision of financial strategy and policy. Prior to joining McDonald’s Corporation, Mr. Yang worked in the U.S. business unit of Ernst & Young LLP for seven years in various positions, including as a group manager. During Mr. Yang’s tenure at Ernst & Young LLP, he focused on business risk management consultation, corporate M&A, restructuring of corporate internal management processes, internal audits, risk assessment, control system designs, and auditing of corporate financial statements, primarily for Fortune 500 companies. Mr. Yang has also served as a member of the Sogou Board and of the Audit Committee since 2009. Mr. Yang is a member of the U.S. Institute of Certified Internal Auditors, the Institute of Certified Public Accountants and the Institute of Certified Management Accountants.

(8)
Dr. Dave Qi has served as a director of Sohu.com since May 2005. Dr. Qi is a Professor of Accounting and the former Associate Dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding Director of the Executive MBA program. Before joining the Cheung Kong Graduate School of Business, Dr. Dave Qi was an Associate Professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Dave Qi has published many articles and research essays on accounting, financial reporting, capital market and other related topics. Dr. Dave Qi also serves as director of the following public companies: Bison

Finance Group Limited (HK Stock Exchange), CTV Golden Bridge International Media Co., LTD. (Hong Kong Stock Exchange), Momo Inc. (NASDAQ), Jutal Offshore Oil Services Limited (Hong Kong Stock Exchange), Yunfeng Financial Group Limited (formerly Reorient Group Limited) (Hong Kong Stock Exchange) and Haidilao International Holding Ltd. (HK Stock Exchange). In addition, Dr. Dave Qi serves as Chairman of the Audit Committee of each of Bison Finance Group Limited, CTV Golden Bridge International Media Co., LTD., and Haidilao International Holding Ltd., and as a member of the Audit Committee of each of Momo Inc., Jutal Offshore Oil Services Limited and Yunfeng Financial Group Limited. Dr. Dave Qi is currently a member of the American Accounting Association.
(9)
Mr. Shi Wang has served as a director of Sohu.com since May 2005. Mr. Wang is the Honorary Chairman of the board of directors of Vanke, of which he also served as General Manager from 1991 to 1999. In 1984 Mr. Shi Wang founded the Shenzhen Exhibition Center of Modern Science and Education Equipment, which is the predecessor of Vanke. Mr. Shi Wang is the Executive Manager of the China Real Estate Association and is Deputy Director of the City Housing Development Council of the China Real Estate Association. During the last five years, neither Sohu.com nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

During the last five years, neither Sohu.com nor, to the knowledge of Sohu.com, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sohu.com (Search) Limited
Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Xiufeng Deng(1)	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Director	China

(1)
Mr. Xiufeng Deng has served as a director of Sohu Search since December 2018. Mr. Deng is also a Vice President of Finance of Sohu.com.

During the last five years, neither Sohu Search nor, to the knowledge of Sohu Search, any of the person(s) listed above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.